    As filed with the Securities and Exchange Commission on __________,1997



                                                              File No. 333-19583
                                                              File No. 811-8015


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                     [X]

                                    Pre-Effective Amendment No.  1          [ ]
                                                                 ---

                                    Post-Effective Amendment No.            [ ]
                                                                 ---

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940             [X]

                              Amendment No. 1


                      NATIONAL VARIABLE ANNUITY ACCOUNT II
                           (Exact Name of Registrant)

                         NATIONAL LIFE INSURANCE COMPANY
                               (Name of Depositor)

                               National Life Drive
                            Montpelier, Vermont 05604
              (Address of Depositor's Principal Executive Offices)


                 Depositor's Telephone Number: (800) 537-7003


                             D. Russell Morgan, Esq.
                                     Counsel
                         National Life Insurance Company
                               National Life Drive
                            Montpelier, Vermont 05604


               (Name and Address of Agent for Service of Process)

                                    Copy to:


                            Stephen E. Roth, Esquire
                          Sutherland, Asbill & Brennan, L.L.P.
                    1275 Pennsylvania Avenue, N.W.
                           Washington, D.C. 20004-2404


Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the registration statement.

Pursuant to Rule 24f-2 under the Investment Company Act of 1940, the registrant hereby elects to register an indefinite amount of securities being offered.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

                              CROSS REFERENCE SHEET
                       Pursuant to Rules 481(a) and 495(a)


Showing location in Part A (prospectus) and Part B (statement of additional information) of registration statement of information required by Form N-4


PART A

ITEM OF FORM N-4                     PROSPECTUS CAPTION

1.  Cover Page ..................... Cover Page

2.  Definitions .................... Definitions

3.  Synopsis ....................... Expense Tables;
                                     Introduction

4.  Condensed Financial
      Information .................. Advertising

5.  General

     (a)  Depositor ................ National Life Insurance
                                     Company
     (b)  Registrant ............... The Variable Account
     (c)  Portfolio Company ........ Underlying Fund Options
     (d)  Fund Prospectus .......... Underlying Fund Options
     (e)  Voting Rights ............ Voting Rights
     (f)  Administrators ........... N/A

6.  Deductions and Expenses

     (a)  General .................. Charges and Deductions;
                                     Introduction
     (b)  Sales Load ............... Charges and Deductions;
                                     Introduction
     (c)  Special Purchase Plan .... N/A
     (d)  Commissions .............. Distribution of the
                                     Contracts
     (e)  Expenses - Registrant .... Charges and Deductions;
                                     Introduction

     (f)  Fund Expenses ............ Charges and Deductions
     (g)  Organizational Expenses .. N/A


7.  Contracts

     (a)  Persons with Rights ...... Introduction; Changes to
                                     Variable Account;
                                     Detailed Description of
                                     Contract Provisions;
                                     Contract Rights; Optional
                                     Benefits; Voting Rights
     (b)  (i)  Allocation of
               Purchase Payments ... Introduction; Premium
                                     Payments; Free-Look
         (ii)  Transfers ........... Introduction; Transfers
        (iii)  Exchanges ........... Transfers; Assignments

     (c)  Changes .................. Detailed Description of
                                     Contract; Changes to
                                     Variable Account
     (d)  Inquiries ................ Cover page; Owner
                                     Inquiries

8.  Annuity Period ................. Annuity Payment Options

9.  Death Benefit .................. Death of Owner; Death of
                                     Annuitant Prior to the
                                     Annuitization Date

10. Purchases and Contract Value

     (a)  Purchases ................ Introduction; Issuance of
                                     a Contract; Premium
                                     Payments; Free Look;
                                     Transfers
     (b)  Valuation ................ Definitions; Value of a
                                     Variable Account
                                     Accumulation Unit
     (c)  Daily Calculation ........ Definitions; Value of a
                                     Variable Account
                                     Accumulation Unit
     (d)  Underwriter .............. Distribution of the
                                     Contracts

11. Redemptions

     (a)  - By Owners .............. Transfers; Surrender;
                                     Withdrawals; Payments;
                                     Annuity Payment Options;
                                     Federal Income Tax
                                     Considerations
          - By Annuitant ........... Transfers; Surrender;
                                     Withdrawals; Payments;
                                     Annuity Payment Options;
                                     Federal Income Tax
                                     Considerations
     (b)  Texas ORP ................ N/A
     (c)  Check Delay .............. N/A
     (d)  Lapse .................... N/A
     (e)  Free Look ................ Premium Payments; Free
                                     Look

12. Taxes .......................... Introduction; Required
                                     Distributions for Tax
                                     Sheltered Annuities;
                                     Required Distributions
                                     for Individual Retirement
                                     Annuities; Generation-
                                     Skipping Transfers; Loan
                                     Privilege-Tax Sheltered
                                     Annuities; Surrenders and
                                     Withdrawals under a Tax
                                     Sheltered Annuity
                                     Contact; Federal Income
                                     Tax Considerations.

13. Legal Proceedings .............. Legal Proceedings

14. Table of Contents for the
     Statement of Additional
     Information ................... Table of Contents of
                                     Statement of Additional
                                     Information

                                     PART A


                                   PROSPECTUS

                         NATIONAL LIFE INSURANCE COMPANY

                                   HOME 0FFICE
                               NATIONAL LIFE DRIVE
                            MONTPELIER, VERMONT 05604

                                1-800-537-7003



                              Sentinel Advantage



The Sentinel Advantage contracts described in this prospectus (collectively referred to as the "Contracts") are individual flexible premium variable annuity contracts supported by National Variable Annuity Account II (the "Variable Account"), a separate account of National Life Insurance Company ("National Life"). The Contracts are sold either as Non-Qualified Contracts; or in connection with certain retirement plans qualifying for favorable federal income tax treatment ("Qualified Contracts"). Annuity payments under the Contracts are deferred until a selected later date. Net Premium Payments are allocated either to the Fixed Account or to the Variable Account, which is divided into Subaccounts, each of which invests in shares of one of the underlying Fund options (each a "Fund") described below:



FUNDS                                                                   INVESTMENT ADVISOR
-----                                                                   ------------------
ALGER AMERICAN FUND
         Alger American Small Capitalization Portfolio         Fred Alger Management, Inc.
         Alger American Growth Portfolio                       Fred Alger Management, Inc.
VARIABLE INSURANCE PRODUCTS FUND
         Equity-Income Portfolio                               Fidelity Investments
         Growth Portfolio                                      Fidelity Investments
         High Income Portfolio                                 Fidelity Investments
         Overseas Portfolio                                    Fidelity Investments
VARIABLE INSURANCE PRODUCTS FUND II
         Index 500 Portfolio                                   Fidelity Investments
         Contrafund Portfolio                                  Fidelity Investments
THE MARKET STREET FUND
         Common Stock Portfolio                                Sentinel Advisors Company
         Sentinel Growth Portfolio                             Sentinel Advisors Company
         Aggressive Growth Portfolio                           Sentinel Advisors Company
         Bond Portfolio                                        Sentinel Advisors Company
         Managed Portfolio                                     Sentinel Advisors Company
         Money Market Portfolio                                Sentinel Advisors Company
         International Portfolio                               Boston Company Asset Management Co.
STRONG VARIABLE INSURANCE FUNDS, INC.
         Strong Growth Fund II                                 Strong Capital Management, Inc.
STRONG SPECIAL FUND II, INC.                                   Strong Capital Management, Inc.
VAN ECK WORLDWIDE INSURANCE TRUST
         Worldwide Bond Fund                                   Van Eck Associates Corporation



         This prospectus provides you with the basic information you should know about the Sentinel Advantage Contracts, the Variable Account and the Fixed Account before investing. You should read it and keep it for future reference. A Statement of Additional Information dated , 1997 containing further information about the Contracts and the Variable Account has been filed with the Securities and Exchange Commission. You can obtain a copy without charge from National Life Insurance Company by calling 1-800-537-7003, or writing to National Life at National Life Drive, Montpelier, Vermont 05604. You may also obtain prospectuses for each of the underlying Fund options identified above without charge by calling or writing to the above telephone number or address.


PLEASE READ THIS PROSPECTUS CAREFULLY AND KEEP IT FOR FUTURE REFERENCE. THIS PROSPECTUS MUST BE ACCOMPANIED BY CURRENT PROSPECTUSES FOR THE FUNDS.

INVESTMENTS IN THESE CONTRACTS ARE NOT DEPOSITS OR OBLIGATIONS OF, AND ARE NOT GUARANTEED OR ENDORSED BY, THE ADVISER OF ANY OF THE

UNDERLYING FUNDS IDENTIFIED ABOVE, THE U.S. GOVERNMENT, OR ANY BANK OR BANK AFFILIATE. INVESTMENTS ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER GOVERNMENTAL AGENCY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE STATEMENT OF ADDITIONAL INFORMATION, DATED       , 1997, IS INCORPORATED
HEREIN BY REFERENCE. THE TABLE OF CONTENTS FOR THE STATEMENT OF ADDITIONAL INFORMATION APPEARS ON PAGE OF THE PROSPECTUS.


                     THE DATE OF THIS PROSPECTUS IS , 1997.

                                TABLE OF CONTENTS


  DEFINITIONS..................................................................
  SUMMARY OF CONTRACT EXPENSES.................................................
  UNDERLYING FUND ANNUAL EXPENSES..............................................
  INTRODUCTION.................................................................
  NATIONAL LIFE INSURANCE COMPANY, THE VARIABLE ACCOUNT, AND THE FUNDS.........
           National Life Insurance Company.....................................
           The Variable Account................................................
           Underlying Fund Options.............................................
DETAILED DESCRIPTION OF CONTRACT PROVISIONS....................................
           Issuance of the Contract............................................
           Premium Payments....................................................
                    The Initial Premium Payment................................
                    Subsequent Premium Payments................................
                    Allocation of Net Premium Payments.........................
           Transfers...........................................................
           Value of a Variable Account Accumulation Unit.......................
                    Net Investment Factor
           Determining the Contract Value......................................
           Annuitization.......................................................
                    Maturity Date..............................................
                    Election of Payment Options................................
                    Frequency and Amount of Annuity Payments...................
           Annuitization - Variable Account....................................
                    Value of an Annuity Unit...................................
                    Assumed Investment Rate....................................
                    Change in Maturity Date....................................
           Annuity Payment Options.............................................
           Death of Owner......................................................
           Death of Annuitant Prior to the Annuitization Date..................
           Required Distributions for Qualified Plans and Certain Tax Sheltered
             Annuities.........................................................
           Required Distributions for Individual Retirement Annuities..........
           Generation-Skipping Transfers.......................................
           Ownership Provisions................................................
           Arbitration.........................................................

CHARGES AND DEDUCTIONS.........................................................
           Mortality Risk Charge...............................................
           Expense Risk Charge.................................................
           Contingent Deferred Sales Charge....................................
           Administration Charge...............................................
           Annual Contract Fee.................................................
           Transfer Charge.....................................................
           Premium Taxes.......................................................
           Charge for Optional Enhanced Death Benefit Rider....................
           Other Charges.......................................................
CONTRACT RIGHTS................................................................
           Free Look...........................................................
           Loan Privilege - Qualified Contracts and Certain Tax Sheltered
             Annuities.........................................................
           Surrender and Withdrawal ...........................................
           Payments............................................................
           Surrenders and Withdrawals Under a Tax Sheltered Annuity Contract...
           Telephone Transaction Privilege.....................................
           Available Automated Fund Management Features........................

                      Dollar Cost Averaging....................................
                      Portfolio Rebalancing....................................
                      Systematic Withdrawals...................................
           Contract Rights Under Certain Plans.................................
THE FIXED ACCOUNT..............................................................
           Minimum Guaranteed and Current Interest Rates.......................
OPTIONAL ENHANCED DEATH BENEFIT RIDER..........................................
FEDERAL INCOME TAX CONSIDERATIONS..............................................
           Non-Qualified Contracts.............................................
           Qualified Contracts.................................................
           Corporate Pension and Profit-Sharing Plans..........................
           Code Section 403(b) Plans...........................................
           Deferred Compensation Plans.........................................
           Individual Retirement Annuities.....................................
           Simple Retirement Accounts..........................................
           Diversification.....................................................
           Charge for Tax Provisions...........................................
           Rollover Distributions..............................................
           Restrictions under Qualified Contracts..............................
           Gender Neutrality...................................................
VOTING RIGHTS..................................................................
CHANGES TO VARIABLE ACCOUNT....................................................
ADVERTISING....................................................................
DISTRIBUTION OF THE CONTRACTS .................................................
STATEMENTS AND REPORTS.........................................................
OWNER INQUIRIES................................................................
LEGAL PROCEEDINGS..............................................................
TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION.......................

                                   DEFINITIONS

Accumulation Unit- An accounting unit of measure used to calculate the Variable Account Contract Value prior to the Annuitization Date.

Annuitant- A person named in the Contract who is expected to become, at Annuitization, the person upon whose continuation of life any annuity payments involving life contingencies depends. Unless the Owner is a different individual who is age 85 or younger, this person must be age 85 or younger at the time of Contract issuance unless National Life has approved a request for an Annuitant of greater age. The Owner may change the Annuitant prior to the Annuitization Date, as set forth in the Contract.

Annuitization- The period during which annuity payments are actually received.

Annuitization Date- The date on which annuity payments actually commence.

Annuity Payment Option- The chosen form of annuity payments. Several options are available under the Contract.

Annuity Unit- An accounting unit of measure used to calculate the value of Variable Annuity payments.

Beneficiary- The Beneficiary is the person designated to receive certain benefits under the Contract upon the death of the Owner or Annuitant prior to the Annuitization Date. The Beneficiary can be changed by the Owner as set forth in the Contract.

Cash Surrender Value- An amount equal to Contract Value, minus any applicable Contingent Deferred Sales Charge, minus any applicable premium tax charge.

Chosen Human Being- An individual named at the time of Annuitization upon whose continuation of life any annuity payments involving life contingencies depends.

Code- The Internal Revenue Code of 1986, as amended.

Collateral Fixed Account- The portion of the Fixed Account which holds value which secures a loan on the Contract.


Contract- The Sentinel Advantage individual flexible premium variable annuity contract described in this prospectus.


Contract Anniversary- An anniversary of the Date of Issue of the Contract.

Contract Value- The sum of the value of all Variable Account Accumulation Units attributable to the Contract, plus any amount held under the Contract in the Fixed Account, minus any outstanding loans on the Contract and accrued interest on such loans.

Contract Year- Each year the Contract remains in force commencing with the Date of Issue.

Date Of Issue- The date shown as the Date of Issue on the Data Page of the Contract.

Death Benefit- The benefit payable to the Beneficiary upon the death of the Owner or the Annuitant.

Distribution- Any payment of part or all of the Contract Value.

Fixed Account- The Fixed Account is made up of all assets of National Life other than those in the Variable Account or any other segregated asset account of National Life.

Fixed Annuity- An annuity providing for payments which are guaranteed by National Life as to dollar amount during Annuitization.

Fund- A registered management investment company in which the assets of the Subaccounts of the Variable Account will be invested.

Home Office- The main office of National Life located at National Life Drive, Montpelier, Vermont.

Individual Retirement Annuity (IRA)- An annuity which qualifies for favorable tax treatment under Section 408 of the Code.


Investment Company Act - The Investment Company Act of 1940, as amended from time to time.


Joint Owners- Two or more persons who own the Contract as tenants in common or as joint tenants. If joint owners are named, references to "Owner" in this prospectus will apply to both of the Joint Owners.


Maturity Date- The date on which annuity payments are scheduled to commence. The Maturity Date is shown on the Data Page of the Contract, and is subject to change by the Owner, within any applicable legal limits, subject to National Life's approval.


Monthly Contract Date- The day in each calendar month which is the same day of the month as the Date of Issue, or the last day of any month having no such date, except that whenever the Monthly Contract Date would otherwise fall on a date other than a Valuation Day, the Monthly Contract Date will be deemed to be the next Valuation Day.

Non-Qualified Contract- A Contract which does not qualify for favorable tax treatment under the provisions of Sections 401 or 403(a) (Qualified Plans), 408
(IRAs) or 403(b) (Tax-Sheltered Annuities) of the Code.

Owner- The Owner is the person who possesses all rights under the Contract, including the right to designate and change any designations of the Owner, Annuitant, Beneficiary, Annuity Payment Option, and the Maturity Date.

Payee- The person who is designated at the time of Annuitization to receive the proceeds of the Contract upon Annuitization.

Premium Payment- A deposit of new value into the Contract. The term "Premium Payment" does not include transfers between the Variable Account and Fixed Account, or among the Subaccounts.


Net Premium Payments- The total of all Premium Payments made under the Contract, less premium tax deducted from premiums.



Qualified Contract - A Contract which qualifies for favorable tax treatment under the provisions of Sections 401 or 403(a) (Qualified Plans), 408 (IRAs), 403(b) (Tax-Sheltered Annuities) or 457 of the Code.


Qualified Plans- Retirement plans which receive favorable tax treatment under
Section 401 or 403(a) of the Code.

Subaccounts- Separate and distinct divisions of the Variable Account, to which specific underlying Fund shares are allocated and for which Accumulation Units and Annuity Units are separately maintained.

Tax Sheltered Annuity- An annuity which qualifies for favorable tax treatment under Section 403(b) of the Code.

Valuation Day- Each day the New York Stock Exchange is open for business other than the day after Thanksgiving and any day on which trading is restricted. Unless otherwise indicated, whenever under a

Contract an event occurs or a transaction is to be effected on a day that is not a Valuation Day, it will be deemed to have occurred on the next Valuation Day.

Valuation Period- The time between two successive Valuation Days.


Variable Account- The National Variable Annuity Account II, a separate investment account of National Life into which Net Premium Payments under the Contracts are allocated. The Variable Account is divided into Subaccounts, each of which invests in the shares of a separate underlying Fund.


Variable Annuity- An annuity the accumulated value of which varies with the investment experience of a separate account.


Withdrawal- A payment made at the request of the Owner pursuant to the right to withdraw a portion of the Contract Value of the Contract.

                          SUMMARY OF CONTRACT EXPENSES



TRANSACTION EXPENSES


Sales Load Imposed on Purchases...........................None
Premium Taxes.............................................See below(1)
Contingent Deferred Sales Charge (as a percentage of Net
Premium Payments surrendered or withdrawn)(2)


Number of Completed Years from Date of Premium Payment    None

              0                                            7%

              1                                            6%

              2                                            5%

              3                                            4%

              4                                            3%

              5                                            2%

              6                                            1%

              7                                            0%



ANNUAL EXPENSES
Mortality and Expense Risk Charge(3).....................................1.25%
Administration Charge....................................................0.15%
                                                                         ----
Total Basic Variable Account Annual Percentage Expenses..................1.40%

Annual Contract Fee(4)...............................................$30

Charges for Optional Enhanced Death Benefit Rider(5).....................0.20%



 1 A minority of states assess premium taxes on premiums paid under the Contract. Where National Life is required to pay this premium tax when a Premium Payment is made, it may deduct an amount equal to the amount of premium tax paid from the Premium Payment. National Life currently intends to make this deduction from Premium Payments only in South Dakota. In the remaining states which assess premium taxes, a deduction will be made only upon Annuitization, death of the Owner, or surrender. See "Premium Taxes", page .




 2 Each Contract Year, the Owner may withdraw without a Contingent Deferred Sales Charge (CDSC) an amount equal to 15% of the Contract Value as of the most recent Contract Anniversary. In addition, any amount withdrawn in order for the Contract to meet minimum Distribution requirements under the Code shall be free of CDSC. Withdrawals may be restricted for Contracts issued pursuant to the terms of a Tax Sheltered Annuity. This CDSC-free Withdrawal privilege does not apply in the case of full surrenders, and is non-cumulative, that is, free amounts not taken during any given Contract Year cannot be taken as free amounts in a subsequent Contract Year; in addition, certain states do not permit this CDSC-free Withdrawal provision, in which case a different CDSC-free Withdrawal provision will apply (see "Contingent Deferred Sales Charge", page ).



 3 The Mortality and Expense Risk Charges and the Administration Charge set forth above apply exclusively to allocations made to the Subaccount(s) of the Variable Account. Such charges do not apply to, and will not be assessed against, allocations made to the Fixed Account.



 4 The Annual Contract Fee is assessed only upon Contracts which as of the Date of Issue, or applicable Contract Anniversary, have a Contract Value plus any outstanding loan and accrued interest of less than $50,000, and is not assessed on Contract Anniversaries after the Annuitization Date.



 5 This charge, which applies to the Contract Value plus the amount of any outstanding loan and accrued interest, is assessed only if the Owner has elected the Enhanced Death Benefit Rider. See "Optional Enhanced Death Benefit Rider", page .

UNDERLYING FUND ANNUAL EXPENSES6(AS A PERCENTAGE OF UNDERLYING FUND NET ASSETS, AFTER EXPENSE REIMBURSEMENT)



                                                   Management                           Total Mutual
                                                      Fees,          Other Expenses,   Fund Expenses,
                                                  after expense      after expense     after expense
                                                  reimbursement      reimbursement     reimbursement
  Alger American Small Capitalization Portfolio      0.75%                0.04%            0.79%
  Alger American Growth Portfolio                    0.85%                0.03%            0.88%
  Fidelity VIP Fund-Equity Income Portfolio          0.51%                0.07%            0.58%
  Fidelity VIP Fund-Growth Portfolio                 0.61%                0.08%            0.69%
  Fidelity VIP Fund-High Income Portfolio            0.59%                0.12%            0.71%
  Fidelity VIP Fund-Overseas Portfolio               0.76%                0.17%            0.93%
  Fidelity VIP Fund II-Index 500 Portfolio           0.13%                0.15%            0.28%
  Fidelity VIP Fund II-Contrafund Portfolio          0.61%                0.13%            0.74%
  Market Street Common Stock Portfolio               0.40%                0.40%            0.80%
  Market Street Sentinel Growth Portfolio            0.50%                0.40%            0.90%
  Market Street Aggressive Growth Portfolio          0.47%                0.21%            0.68%
  Market Street Managed Portfolio                    0.40%                0.20%            0.60%
  Market Street Bond Portfolio                       0.35%                0.21%            0.56%
  Market Street International Portfolio              0.75%                0.30%            1.05%
  Market Street Money Market Portfolio               0.25%                0.19%            0.44%
  Strong Special Fund II, Inc.                       1.00%                0.20%            1.20%
  Strong Growth Fund II                              1.00%                1.00%            2.00%
  Van Eck Worldwide Bond Fund                        1.00%                0.16%            1.16%



6 The Fund expenses shown above are assessed at the underlying Fund level and are not direct charges against Variable Account assets or reductions from Contract Values. These underlying Fund expenses are taken into consideration in computing each underlying Fund's net asset value, which is the share price used to calculate the unit values of the Variable Account. The management fees and other expenses are more fully described in the prospectuses for each individual underlying Fund. The information relating to the underlying Fund expenses was provided by the underlying Fund and was not independently verified by National Life. In the absence of any fee waivers or expense reimbursements, the Management Fees, Other Expenses, and Total Expenses of the Funds listed below would have been as follows:



                                                     Management                            Total Mutual
                                                         Fees             Other Expenses   Fund Expenses
  Fidelity VIP Fund II-Index 500 Portfolio           0.28%                0.15%            0.43%
  Market Street Common Stock Portfolio               0.40%                1.03%            1.43%
  Market Street Sentinel Growth Portfolio            0.50%                1.01%            1.51%

                                    EXAMPLE



The following chart depicts the dollar amount of expenses that would be incurred under this Contract assuming a $1000 investment and 5% annual return, and no election of the optional Enhanced Death Benefit Rider. THESE DOLLAR FIGURES ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESSER THAN THOSE SHOWN BELOW.



                                   IF YOU SURRENDER YOUR         IF YOU DO NOT SURRENDER       IF YOU ANNUITIZE YOUR
                                   CONTRACT AT THE END OF        YOUR CONTRACT AT THE END OF   CONTRACT AT THE END OF
                                   THE APPLICABLE TIME PERIOD    THE APPLICABLE TIME PERIOD    THE APPLICABLE TIME PERIOD

Subaccount*                         1 Yr.      3 Yrs.            1 Yr.          3 Yrs.         1 Yr.**        3 Yrs.
-----------                         -------------------------    ---------------------------   --------------------------
Alger American Small
  Capitalization                     $ 94       $ 124            $ 24            $ 74          $ 24            $ 74
Alger American Growth                  93         121              23              71            23              71
Fidelity VIP Fund-Equity Income        91         115              21              65            21              65
Fidelity VIP Fund-Growth               92         118              22              68            22              68
Fidelity VIP Fund-High Income          92         119              22              69            22              69
Fidelity VIP Fund-Overseas             94         125              24              75            24              75
Fidelity VIP Fund II-Index 500         88         106              18              56            18              56
Fidelity VIP Fund II-Contrafund        93         120              23              70            23              70
Market Street Common Stock             93         121              23              71            23              71
Market Street Sentinel Growth          94         124              24              74            24              74
Market Street Aggressive Growth        92         118              22              68            22              68
Market Street Managed                  91         115              21              65            21              65
Market Street Bond                     91         114              21              64            21              64
Market Street International            96         129              26              79            26              79
Market Street Money Market             90         110              20              60            20              60
Strong Special Fund II, Inc.           97         133              27              83            27              83
Strong Growth Fund II                 105         157              35             107            35             107
Van Eck Worldwide Bond                 97         132              27              82            27              82



         For an Owner who has elected the Enhanced Death Benefit Rider (see
"Optional Enhanced Death Benefit Rider", page      ), and again assuming a
$1000 investment and 5% annual return, the chart below depicts the annual expenses that would be incurred under this Contract:




                                   IF YOU SURRENDER YOUR         IF YOU DO NOT SURRENDER       IF YOU ANNUITIZE YOUR
                                   CONTRACT AT THE END OF        YOUR CONTRACT AT THE END OF   CONTRACT AT THE END OF
                                   THE APPLICABLE TIME PERIOD    THE APPLICABLE TIME PERIOD    THE APPLICABLE TIME PERIOD

Subaccount*                         1 Yr.           3 Yrs.         1 Yr.             3 Yrs.      1 Yr.**        3 Yrs.
-----------                         -------------------------    ---------------------------   --------------------------
Alger American Small
  Capitalization                     $ 96            $ 130       $ 26              $ 80        $ 26            $ 80
Alger American Growth                  95              127         25                77          25              77
Fidelity VIP Fund-Equity Income        93              121         23                71          23              71
Fidelity VIP Fund-Growth               94              124         24                74          24              74
Fidelity VIP Fund-High Income          94              125         24                75          24              75
Fidelity VIP Fund-Overseas             96              131         26                81          26              81
Fidelity VIP Fund II-Index 500         90              112         20                62          20              62
Fidelity VIP Fund II-Contrafund        95              125         25                75          25              75
Market Street Common Stock             95              127         25                77          25              77
Market Street Sentinel Growth          96              130         26                80          26              80
Market Street Aggressive Growth        94              124         24                74          24              74
Market Street Managed                  93              121         23                71          23              71
Market Street Bond                     93              120         23                70          23              70
Market Street International            98              135         28                85          28              85
Market Street Money Market             92              116         22                66          22              66
Strong Special Fund II, Inc.           99              139         29                89          29              89
Strong Growth Fund II                 107              162         37               112          37             112
Van Eck Worldwide Bond                 99              138         29                88          29              88

  Strong Special Fund II, Inc.
  Strong Growth Fund II



* For purposes of computing the Annual Contract Fee, the Annual Contract Fee has been converted into a per-dollar per-day charge. The per-dollar per-day charge has been estimated based on the distribution of National Life's non-variable single premium deferred annuity block of business, and works out to 0.06% per annum. The Annual Contract Fee is waived for Contracts with Contract Values in excess of $50,000.



** The Contract may not be annuitized in the first two years from the Date of Issue.


      The purpose of the Summary of Contract Expenses and Example is to assist the Owner in understanding the various costs and expenses that will be borne directly or indirectly when investing in the Contract. The expenses of the Variable Account as well as those of the underlying Funds are reflected in the Example. For more complete descriptions of the expenses of the Variable Account, see "Charges and Deductions", page . For more complete information regarding expenses paid out of the assets of the underlying Funds, see the underlying Fund prospectuses. Deductions for premium taxes may also apply but are not reflected in the Example shown above (see "Premium Taxes", page ). Certain states impose a premium tax, currently ranging up to 3.5%.

                                  INTRODUCTION

         These contracts may be offered as: (1) Non-Qualified Contracts, or (2) Qualified Contracts.


         The Contract is available, with certain exceptions, to Owners age 85 and younger. See "Issuance of a Contract", page . The initial Premium Payment must be at least $5,000 for Non-Qualified Contracts, and in general must be at least $1500 for Individual Retirement Annuities or Tax Sheltered Annuities (National Life may at its discretion permit initial Premium Payments lower than the $1500 minimum if a group of Contracts are being purchased by a group of individuals and funds are remitted electronically). Subsequent Premium Payments may be made at any time, but must be at least $100 ($50 for Individual Retirement Annuities), except that National Life may accept lower Premium Payments at its discretion if the Premium Payments are remitted electronically. The cumulative total of all Premium Payments under Contracts issued on the life of any one Designated Annuitant may not exceed $1,000,000 without the prior consent of National Life (see "Premium Payments", page ).


         If the Contract Value at the Annuitization Date is less than $3,500, the Contract Value may be distributed in one lump sum in lieu of annuity payments. If any annuity payment would be less than $100, National Life shall have the right to change the frequency of payments to such intervals as will result in payments of at least $100. In no event, however, will annuity payments be made less frequently than annually (see "Annuitization - Frequency and Amount of Annuity Payments", page ).


         National Life does not deduct a sales charge from Premium Payments made for these Contracts. However, if a Withdrawal is made with respect to any part of the Contract Value of such Contracts, or the Contract is surrendered, National Life will, with certain exceptions, deduct from the Owner's Contract Value a Contingent Deferred Sales Charge not to exceed 7% of the lesser of the total of all Net Premium Payments made within 84 months prior to the date of the request to surrender, or the amount surrendered. This charge, when applicable, is imposed to permit National Life to recover sales expenses which have been advanced by National Life (see "Contingent Deferred Sales Charge", page ).



         National Life deducts from the Variable Account an amount, computed daily, which is equal to an annual rate of 1.40% of the daily net asset value. This charge consists of a 0.15% Administration Charge and a 1.25% Mortality and Expense Risk Charge. The Mortality and Expense Risk Charge is for the mortality and expense risks assumed by National Life under the Contracts. The Administration Charge will reimburse National Life for the administrative expenses related to the issue and maintenance of the Contracts (see "Charges and Deductions, page ). National Life will also assess an Annual Contract fee in the amount of $30, payable on the Date of Issue and at each Contract
Anniversary thereafter if on the Date of Issue or such Contract Anniversary the Contract Value plus any outstanding loan and accrued interest is less than $50,000 (see "Annual Contract Fee", page ).


         If a governmental entity imposes premium taxes, National Life will make a deduction for premium taxes in a corresponding amount. Certain states impose a premium tax, currently ranging up to 3.5% (see "Premium Taxes", page ).


         To be sure that the Owner is satisfied with the Contract, the Owner has a ten day free look. Some states may require a longer period. Within ten days of the day the Contract is received, it may be returned to the Home Office of National Life, at the address shown on page 1 of this prospectus. When the Contract is received by National Life, National Life will void the Contract and refund the Contract Value plus any charges assessed at issue, including the Annual Contract Fee, any applicable charge for the optional Enhanced Death Benefit Rider, and any premium tax, unless otherwise required by state and/or federal law.


         In the case of Individual Retirement Annuities and Contracts issued in states that require the return of Premium Payments , National Life will refund the greater of: (i) Premium Payments or (ii) Contract Value plus any amount deducted by National Life for state premium taxes. In these cases, National Life may require that all Contract Value allocated to the Variable Account initially be held in the Market Street Money Market Subaccount (see "Free Look", page ). At the end of the free look period, Contract Value will be allocated among the Subaccounts of the Variable Account and the Fixed Account based on the allocation percentages specified in the application. For this purpose, National Life assumes the free look period ends 20 days after the date the Contract is issued.


      NATIONAL LIFE INSURANCE COMPANY, THE VARIABLE ACCOUNT, AND THE FUNDS

NATIONAL LIFE INSURANCE COMPANY


         National Life, a mutual life insurance company chartered in 1848 under Vermont law, is authorized to transact life insurance and annuity business in Vermont and in 50 other jurisdictions. National Life assumes all mortality and expense risks under the Contracts and its assets support the Contract's benefits. Financial Statements for National Life are contained in the Statement of Additional Information.


THE VARIABLE ACCOUNT


         The Variable Account was established by National Life on November 1, 1996, pursuant to the provisions of Vermont law. National Life has caused the Variable Account to be registered with the Securities and Exchange Commission as a unit investment trust pursuant to the provisions of the Investment Company Act. Such registration does not involve supervision of the management of the Variable Account or National Life by the Securities and Exchange Commission.


         The Variable Account is a separate investment account of National Life and, as such, is not chargeable with liabilities arising out of any other business National Life may conduct. National Life does not guarantee the investment performance of the Variable Account. Obligations under the Contracts, however, are obligations of National Life. Income, gains and losses, whether or not realized, from the assets of the Variable Account are, in accordance with the Contracts, credited to or charged against the Variable Account without regard to other income, gains, or losses of National Life.


         Net Premium Payments are allocated within the Variable Account among one or more Subaccounts made up of shares in the underlying Fund options designated by the Owner. A separate Subaccount is established within the Variable Account for each of the underlying Fund options that may be designated by the Owner.


UNDERLYING FUND OPTIONS

         Owners may choose from among a number of different Subaccount options. However, National Life reserves the right to limit the number of different Subaccounts used in any Contract over its entire life to 17.

         Summary information, including the investment objectives for each of the underlying Funds held in the Subaccounts is set forth below. THERE CAN BE NO ASSURANCE THAT THE INVESTMENT OBJECTIVES WILL BE ACHIEVED.

THE ALGER AMERICAN FUND


         The Alger American Fund is a "series" type Fund registered with the SEC as a diversified open-end management investment company issuing a number of series or classes of shares, each of which represents an interest in a Portfolio of the Alger American Fund. It was organized on April 6, 1988 as a Massachusetts business trust. Fred Alger Management, Inc., acts as the Fund's investment advisor.


      ALGER AMERICAN SMALL CAPITALIZATION PORTFOLIO


         Investment Objective: To seek long-term capital appreciation by investing in a diversified, actively managed portfolio of equity securities, at least 65% in companies with a total market capitalization within the range of companies included in the Russell 2000 Growth Index or the S&P SmallCap 600 Index, updated quarterly (both of the above indexes are broad indexes of small capitalization stocks).


      ALGER AMERICAN GROWTH PORTFOLIO


         Investment Objective: To seek long-term capital appreciation by investing in a diversified, actively managed portfolio of equity securities, at least 65% in companies with a total market capitalization of $1 billion or greater.



FIDELITY VARIABLE INSURANCE PRODUCTS FUND


         The Fund is an open-end, diversified, management investment company organized as a Massachusetts business trust on November 13, 1981. Fidelity Management & Research Company ("FMR") is the Fund's manager.


       -EQUITY-INCOME PORTFOLIO

         Investment Objective: To seek reasonable income by investing primarily in income-producing equity securities. In choosing these securities FMR also will consider the potential for capital appreciation. The Portfolio's goal is to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500 Composite Stock Price Index.

       -GROWTH PORTFOLIO

         Investment Objective: Seeks to achieve capital appreciation. This Portfolio will invest in the securities of both well-known and established companies, and smaller, less well-known companies which may have a narrow product line or whose securities are thinly traded. These latter securities will often involve greater risk than may be found in the ordinary investment security. FMR's analysis and expertise plays an integral role in the selection of securities and, therefore, the performance of the Portfolio. Many securities which FMR believes would have the greatest potential may be regarded as speculative, and investment in the Portfolio may involve greater risk than is inherent in other underlying Funds. It is also important to point out that the Portfolio makes most sense for you if you can afford to ride out changes in the stock market, because it invests primarily in common stocks. FMR also can make temporary investments in securities such as investment-grade bonds, high-quality preferred stocks and short-term notes, for defensive purposes when it believes market conditions warrant.

       -HIGH INCOME PORTFOLIO

         Investment Objective: Seeks to obtain a high level of current income by investing primarily in high-risk, lower-rated, high-yielding, fixed-income securities, while also considering growth of capital. The Portfolio manager will seek high current income normally by investing the Portfolio's assets as follows:

                           - at least 65% in income-producing debt securities and preferred stocks, including convertible securities; and

                           - up to 20% in common stocks and other equity securities when consistent with the Portfolio's primary objective or acquired as part of a unit combining fixed- income and equity securities.

         The Portfolio's investment strategy may provide the opportunity for higher than average yields by investing in securities with higher than average risk, such as lower rated and unrated debt and comparable equity instruments. For a discussion of the risks associated with such investments, please see the "Risks of Lower Rated Debt Securities" section of the Portfolio's prospectus.

       -OVERSEAS PORTFOLIO

         Investment Objective: To seek long term growth of capital primarily through investments in foreign securities. The Overseas Portfolio provides a means for investors to diversify their own portfolios by participating in companies and economies outside of the United States.

FIDELITY VARIABLE INSURANCE PRODUCTS FUND II


         The Variable Insurance Products Fund II is an open-end, diversified, management investment company organized as a Massachusetts business trust on March 21, 1988. FMR is the Fund's manager.


         -INDEX 500 PORTFOLIO

         Investment Objective: To seek to match the total return of the Standard & Poors' Composite Index of 500 Stocks ("S&P 500") while keeping expenses low. FMR normally invests at least 80% of the fund's assets in equity securities of companies that compose the S&P 500.

         -CONTRAFUND PORTFOLIO

         Investment Objective: To seek capital appreciation by investing primarily in companies that the Fund manager believes to be undervalued due to an overly pessimistic appraisal by the public. This strategy can lead to investments in domestic or foreign companies, small and large, many of which may not be well known. The Fund primarily invests in common stock and securities convertible into common stock, but it has the flexibility to invest in any type of security that may produce capital appreciation.

MARKET STREET FUND, INC.


         The Market Street Fund, Inc is a "series" type Fund registered with the SEC as a diversified open-end management investment company issuing a number of series or classes of shares, each of which represents an interest in a Portfolio of the Fund. It was incorporated under Maryland law on March 21, 1985. Sentinel Advisors Company acts as the Fund's investment advisor for all portfolios except the International Fund, whose investment advisor is Providentmutual Investment Management Company, and whose subadvisor is The Boston Company Asset Management, Inc.


         COMMON STOCK PORTFOLIO

         Investment Objective: To seek a combination of long-term growth of capital and current income with relatively low risk by investing in common stocks of many well-established companies.

         SENTINEL GROWTH PORTFOLIO

         Investment Objective: To seek long-term growth of capital through equity participation in companies having growth potential believed by its investment adviser to be more favorable than the U.S. economy as a whole, with a focus on relatively well-established companies.

         AGGRESSIVE GROWTH PORTFOLIO

         Investment Objective: To seek to achieve a high level of long-term capital appreciation by investing in securities of a diverse group of smaller emerging companies.

         BOND PORTFOLIO

         Investment Objective: To seek to generate a high level of current income consistent with prudent investment risk by investing in a diversified portfolio of marketable debt securities.

         MANAGED PORTFOLIO

         Investment Objective: To seek to realize as high a level of long-term total rate of return as is consistent with prudent investment risk by investing in stocks, bonds, money market instruments or a combination thereof.

         INTERNATIONAL PORTFOLIO

         Investment Objective: To seek long-term growth of capital principally through investments in a diversified portfolio of marketable equity securities of established non-United States companies.

         MONEY MARKET PORTFOLIO

         Investment Objective: To seek to provide maximum current income consistent with capital preservation and liquidity by investing in high-quality money market instruments. AN INVESTMENT IN THE MONEY MARKET PORTFOLIO IS NEITHER INSURED NOR GUARANTEED BY THE U.S. GOVERNMENT, AND THERE CAN BE NO ASSURANCE THAT THE PORTFOLIO WILL BE ABLE TO MAINTAIN A STABLE NET ASSET VALUE OF $1.

STRONG VARIABLE INSURANCE FUNDS, INC.


         Strong Variable Insurance Funds, Inc. is an open-end management investment company incorporated in the State of Wisconsin on December 28, 1990. Strong Capital Management, Inc. ("the Advisor") is the investment advisor to the Funds.


         -GROWTH FUND II

         Investment Objective: To seek capital growth. It invests primarily in equity securities that the advisor believes have above-average growth prospects.


STRONG SPECIAL FUND II, INC.



         The Strong Special Fund II, Inc. is a diversified, open-end management company, incorporated in Wisconsin on December 28, 1990. The Advisor is the investment advisor for the Fund.



         Investment Objective: To seek capital appreciation through investments in a diversified portfolio of equity securities.



VAN ECK WORLDWIDE INSURANCE TRUST



         Van Eck Worldwide Insurance Trust is an open-end management investment company organized as a Massachusetts business trust on January 7, 1987. The investment advisor and manager is Van Eck Associates Corporation.



         WORLDWIDE BOND FUND



         Investment Objective: To seek high total return through a flexible policy of investing globally, primarily in debt securities.


         National Life has entered into or may enter into agreements with Funds pursuant to which the adviser or distributor pays National Life a fee based upon an annual percentage of the average net asset amount invested by National Life on behalf of the Variable Account and other separate accounts of National Life. These percentages may differ, and National Life may be paid a greater percentage by some investment advisers or distributors than other advisers or distributors. These agreements reflect administrative services provided by National Life.

         The underlying Fund options may also be available to registered separate accounts offering variable annuity and variable life products of other participating insurance companies, as well as to the

Variable Account and other separate accounts of National Life. Although National Life does not anticipate any disadvantages to this, there is a possibility that a material conflict may arise between the interest of the Variable Account and one or more of the other separate accounts participating in the underlying Funds. A conflict may occur due to a change in law affecting the operations of variable life and variable annuity separate accounts, differences in the voting instructions of the Owners and those of other companies, or some other reason. In the event of conflict, National Life will take any steps necessary to protect Owners and variable annuity payees, including withdrawal of the Variable Account from participation in the underlying Fund of Funds which are involved in the conflict.

                   DETAILED DESCRIPTION OF CONTRACT PROVISIONS

ISSUANCE OF A CONTRACT

      If the Owner is a human being, the Contract is available to Owners up to and including age 85 on the Date of Issue. If the Contract is issued to Joint Owners, then the oldest of the Joint Owners must be 85 years of age or younger on the Date of Issue. If the Owner is not a human being, then the age of the Annuitant governs, and must meet the requirements for Owners set forth above.

      In order to purchase a Contract, an individual must forward an application to National Life through a licensed National Life agent who is also a registered representative of Equity Services, Inc. ("ESI"), the principal underwriter of the Contracts, or another broker/dealer having a Selling Agreement with ESI or a broker/dealer having a Selling Agreement with such a broker/dealer.

PREMIUM PAYMENTS

         The Initial Premium Payment. The initial Premium Payment must be at least $5,000 for Non-Qualified Contracts, and in general must be at least $1500 for Qualified Contracts (National Life may at its discretion permit initial Premium Payments lower than the $1500 minimum if a group of Contracts are being purchased by a group of individuals and funds are remitted electronically).

         Subsequent Premium Payments. Subsequent Premium Payments may be made at any time, but must be at least $100, except that National Life may accept lower Premium Payments at its discretion if the Premium Payments are remitted electronically. Subsequent Premium Payments to the Variable Account will be priced on the basis of the Accumulation Unit Value next computed for the appropriate Subaccount after the additional Premium Payment is received.

         The cumulative total of all Premium Payments under Contracts issued on the life of any one Annuitant may not exceed $1,000,000 without the prior consent of National Life.

         Premium Payments will not be processed on the following days: New Year's Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving, the day after Thanksgiving and Christmas Day.


         Allocation of Net Premium Payments. In the application for the Contract, the Owner will indicate how Net Premium Payments are to be allocated among the Subaccounts of the Variable Account and/or the Fixed Account. These allocations may be changed at any time by the Owner by written notice to National Life at its Home Office, or if the telephone transaction privilege has been elected, by telephone instructions (see "Telephone Transaction Privilege", page ). The percentages of Net Premium Payments that may be allocated to any Subaccount must be in whole numbers of not less than 5%, and the sum of the allocation percentages must be 100%. National Life will allocate the initial Net Premium Payment within two business days after receipt, if the application and all information necessary for processing the order are complete. If the application is not properly completed, National Life will retain the initial Premium Payment for up to five business days while attempting to complete the application. If the application is not complete at the end of the five day period, National Life will inform the applicant of the reason for the delay and the initial Premium Payment will be returned immediately, unless the applicant specifically consents to National Life retaining the initial Premium Payment until the application is complete. Once the application is complete, the initial Net Premium Payment will be allocated as designated by the Owner within two business days.

         Notwithstanding the foregoing, in jurisdictions where National Life must refund the greater of aggregate Premium Payments or Contract Value plus any amount deducted for state premium taxes in the event the Owner exercises the free look right, any portion of the initial Net Premium Payment to be allocated to the Variable Account will be allocated to the Market Street Money Market Subaccount for the free look period following the Date of Issue. At the end of that period, the amount in the Market Street Money Market Subaccount will be allocated to the Subaccounts as designated by the Owner based on the proportion that the allocation percentage for each such Subaccount bears to the sum of the allocation percentages to the Subaccounts set forth in the Net Premium Payment allocation schedule then in effect.



         National Life will allocate subsequent Net Premium Payments as of the Valuation Date it receives such Net Premium Payments at its Home Office, based on the Owner's allocation percentages then in effect. At the time of allocation, Net Premium Payments are applied to the purchase of shares of the respective underlying Funds at net asset value for the respective Subaccount(s) and converted into Accumulation Units.


         National Life reserves the right to limit the number of Variable Account Subaccounts used in a single Contract over the entire life of the Contract to 17.

         The values of the Subaccounts will vary with their investment experience and the Owner bears the entire investment risk. Owners should periodically review their allocation percentages in light of market conditions and the Owner's overall financial objectives.

TRANSFERS


         The Owner may transfer the Contract Value among the Subaccounts of the Variable Account, and between the Variable Account and the Fixed Account, subject to the limitations set forth below, by making a written transfer request to National Life, or if the telephone transaction privilege has been elected, by telephone instructions to National Life. See "Telephone Transaction Privilege", page . Transfers between and among the Subaccounts of the Variable Account and the Fixed Account are made as of the Valuation Day that the request for transfer is received at the Home Office. Transfers to or from the Subaccounts of the Variable Account may be postponed under certain circumstances. See "Payments," page .


         National Life currently allows transfers to the Fixed Account of all or any part of the Variable Account Contract Value, without charge or penalty. With respect to transfers from the Variable Account to the Fixed Account, National Life reserves the right to restrict transfers to the Fixed Account to 25% of the Variable Account Contract Value for any Contract Year determined as of the most recent Contract Anniversary.


         Owners may, once per year within 45 days after the end of the calendar year, transfer a portion of the unloaned value in the Fixed Account to the Variable Account. The maximum percentage that may be transferred will be determined by National Life in its sole discretion prior to the end of the calendar year, but will not be less than 10% of the Contract Value in the Fixed Account as of the date the request is made. Following a transfer from the Fixed Account to the Variable Account, National Life reserves the right to require that the value so transferred remain in the Variable Account for at least one year before it may be transferred back to the Fixed Account.


         National Life does not permit transfers between the Variable Account and the Fixed Account after the Annuitization Date.

         National Life has no current intention to impose a transfer charge in the foreseeable future. However, National Life reserves the right, upon prior notice to Owners, to impose a transfer charge of $25 for each transfer in excess of twelve transfers in any one Contract Year. See "Transfer Charge", page .

VALUE OF A VARIABLE ACCOUNT ACCUMULATION UNIT

         The value of a Variable Account Accumulation Unit for each Subaccount was arbitrarily set initially at $10 when the Subaccounts commenced operations. The value for any subsequent Valuation Period is determined by multiplying the Accumulation Unit value for each Subaccount for the immediately preceding Valuation Period by the Net Investment Factor for the Subaccount during the subsequent Valuation Period. The value of an Accumulation Unit may increase or decrease from Valuation Period to Valuation Period. No minimum Accumulation Unit value is guaranteed. The number of Accumulation Units will not change as a result of investment experience.

                  Net Investment Factor. Each Subaccount of the Variable Account has its own Net Investment Factor. The Net Investment Factor measures the daily investment performance of that Subaccount. The Net Investment Factor may be greater or less than one; therefore, the value of an Accumulation Unit may increase or decrease. It should be noted that changes in the Net Investment Factor may not be directly proportional to changes in the net asset value of underlying Fund shares, because of the deduction for the Mortality and Expense Risk Charge and Administration Charge.

         Underlying Fund shares in the Variable Account will be valued at their net asset value. For underlying Funds that credit dividends on a daily basis and pay such dividends once a month (the Market Street Money Market Portfolio), the Net Investment Factor allows for the monthly reinvestment of these daily dividends.

  DETERMINING THE CONTRACT VALUE


         The Contract Value is the sum of: 1) the value of all Variable Account Accumulation Units, and 2) amounts allocated and credited to the Fixed Account, minus any outstanding loans on the Contract and accrued interest on such loans. When charges or deductions are made against the Contract Value, an appropriate number of Accumulation Units from the Variable Account and an appropriate amount from the Fixed Account will be deducted in the same proportion that the Owner's interest in the Variable Account and Fixed Account bears to the total Contract Value. Value held in the Fixed Account is not subject to Variable Account charges (Mortality and Expense Risk and Administration Charges), but may be subject to Contingent Deferred Sales Charges, the Annual Contract Fee, optional Enhanced Death Benefit Rider Charge, and premium taxes, if applicable.


ANNUITIZATION


         Maturity Date. The Owner selects a Maturity Date at the time of application. Such date must be at least 2 years after the Date of Issue, unless otherwise approved. If no specific Maturity Date is selected, the Maturity Date will be the Owner's age 90 (the Annuitant's age 90 if the Owner is not a human being); or, if later, ten years after the Date of Issue.



         If the Owner requests in writing (see "Ownership Provisions", page ), and National Life approves the request, the Maturity Date may be accelerated or deferred.



         Election of Payment Options. The Owner may, upon prior written notice to National Life, at any time prior to the Annuitization Date, elect one of the Annuity Payment Options. The Contract Value in each Subaccount less any premium tax previously unpaid, will be applied to provide a Variable Annuity payment and the Contract Value in the Fixed Account, less any premium tax previously unpaid, will be applied to provide a Fixed Annuity payment.





         If an election of an Annuity Payment Option is not on file with National Life on the Annuitization Date, the proceeds will be paid as Option 3 - Payments for Life with 120 months certain. An Annuity Payment Option may be elected, revoked or changed by the Owner at any time before the Annuitization Date upon 30 days prior written notice. The Annuity Payment Options available are described below.



         Frequency and Amount of Annuity Payments. Annuity payments will be paid as monthly installments unless the Owner selects annual, semi-annual or quarterly installments. However, if the amount to be applied under any Annuity Payment Option is less than $3,500, National Life shall have the right to pay such amount in one lump sum in lieu of the payments otherwise provided for. In addition, if the payments provided for would be or become less than $100,

National Life shall have the right to change the frequency of payments to such intervals as will result in payments of at least $100. In no event will National Life make payments under an annuity option less frequently than annually.

ANNUITIZATION - VARIABLE ACCOUNT


         The dollar amount of the first Variable Annuity payment shall be determined by dividing the Variable Account Contract Value on the Annuitization Date by 1,000 and applying the result in accordance with the Applicable Annuity Table. The amount of each Variable Annuity payment will depend on the age of the Annuitant at the time the first payment is due, and the sex of the Annuitant, if applicable, unless otherwise required by law.





         Subsequent Variable Annuity payments vary in amount in accordance with the investment performance of the Variable Account. The dollar amount of the first annuity payment determined as above is divided by the value of an Annuity Unit as of the Annuitization Date to establish the number of Annuity Units representing each monthly annuity payment. This number of Annuity Units remains fixed during the annuity payment period. The dollar amount of the second and subsequent payments is not predetermined and may change from month to month. The dollar amount of each subsequent payment is determined by multiplying the fixed number of Annuity Units by the value of an Annuity Unit for the Valuation Period in which the payment is due. National Life guarantees that the dollar amount of each payment after the first will not be affected by variations in mortality experience from mortality assumptions used to determine the first payment.

         Value of an Annuity Unit. The value of an Annuity Unit for a Subaccount was arbitrarily set initially at $10 when the first underlying Fund shares were purchased. The value of an Annuity Unit for a Subaccount for any subsequent Valuation Period is determined by multiplying the value of an Annuity Unit for the immediately preceding Valuation Period by the applicable Net Investment Factor for the Valuation Period for which the value of an Annuity Unit is being calculated, and multiplying the result by an interest factor to neutralize the assumed investment rate of 3.5% per annum (see "Net Investment Factor", page ).


         Assumed Investment Rate. A 3.5% Assumed Investment Rate is built into the Annuity Tables contained in the Contracts. A higher assumption would mean a higher initial payment but more slowly rising or more rapidly falling subsequent payments. A lower assumption would have the opposite effect. If the actual investment return is at the annual rate of 3.5%, the annuity payments will be level.



ANNUITIZATION - FIXED ACCOUNT


         A Fixed Annuity is an annuity with payments which are guaranteed by National Life as to dollar amount during the annuity payment period. The amount of the periodic Fixed Annuity payment will be determined by applying the Fixed Account Contract Value to the applicable Annuity Table in accordance with the Annuity Payment Option elected. This will be done at the Annuitization Date on an age nearest birthday basis.


         National Life does not credit discretionary interest to Fixed Annuity payments during the annuity payment period for annuity options based on life contingencies. The Annuitant must rely on the Annuity Tables applicable to the Contracts to determine the amount of such Fixed Annuity payments.

ANNUITY PAYMENT OPTIONS

         Any of the following Annuity Payment Options may be elected:

         Option 1-Payments for a Stated Time. Monthly payments will be made for the number of years selected, which may range from 5 years to 30 years.

         Option 2-Payments for Life-An annuity payable monthly during the lifetime of a Chosen Human Being (who may be named at the time of election of the Payment Option), ceasing with the last payment due prior to the death of the Chosen Human Being. IT WOULD BE POSSIBLE

         UNDER THIS OPTION FOR THE PAYEE TO RECEIVE ONLY ONE ANNUITY PAYMENT IF THE CHOSEN HUMAN BEING DIED BEFORE THE SECOND ANNUITY PAYMENT DATE, TWO ANNUITY PAYMENTS IF THE CHOSEN HUMAN BEING BEFORE THE THIRD ANNUITY PAYMENT DATE, AND SO ON.

         Option 3-Payments for Life with Period Certain-Guaranteed-An annuity that if at the death of the Chosen Human Being payments have been made for fewer than 120 or 240 months, as selected, guaranteed annuity payments will be continued during the remainder of the selected period to the Payee, or another recipient as chosen by the Payee at the time the Annuity Payment Option was selected. In the alternative, the recipient may, at any time, elect to have the present value of the guaranteed number of annuity payments remaining paid in a lump sum, computed as of the date on which notice of death of the Chosen Human Being is received by National Life at its Home Office.

         Other Annuity Payment Options may be available.

         Some of the stated Annuity Payment Options may not be available in all states. The Owner may request an alternative non-guaranteed option by giving notice in writing prior to Annuitization. If such a request is approved by National Life, it will be permitted under the Contract.

         Individual Retirement Annuities and Tax Sheltered Annuities are subject to the minimum Distribution requirements set forth in the Code.

         Under Payment Option 1, the Owner may change to any other Payment Option at any time. At the time of the change, the remaining value will be applied to the new Payment Option to determine the amount of the payments. Under Payment Option 1, the Owner may also fully surrender the Contract at any time or make Withdrawals at any time or from time to time. A surrender or Withdrawal will be subject to any applicable Contingent Deferred Sales Charge at the time of the surrender or Withdrawal.

DEATH OF OWNER


         If any Owner or Joint Owner dies prior to the Annuitization Date, then, unless the Enhanced Death Benefit Rider has been elected, a Death Benefit in an amount equal to, if such Owner or Joint Owner dies prior to attaining age 81, the greater of (a) the Contract Value, or (b) the Net Premium Payments made to the Contract, in each case minus all Withdrawals (including any CDSC deducted in connection with such Withdrawals), any outstanding loan on the Contract and accrued interest, and any applicable premium tax charge to be assessed upon distribution, will be paid to the Beneficiary. If such Owner or Joint Owner dies after attaining age 81, then the Death Benefit shall be equal to the Contract Value, minus any applicable premium tax charge.


         Unless the Beneficiary is the deceased Owner's (or Joint Owner's) spouse, the Death Benefit must be distributed within five years of such Owner's death. The Beneficiary may, however, elect to receive Distribution in the form of a life annuity or an annuity for a period not exceeding his or her life expectancy. Such annuity must begin within one year following the date of the Owner's death, and is currently available only as a Fixed Annuity. If the Beneficiary is the spouse of the deceased Owner (or Joint Owner), then the Contract may be continued without any required Distribution. If the deceased Owner (or Joint Owner) and the Annuitant are the same person, the death of that person will be treated as the death of the Owner for purposes of determining the Death Benefit payable.

         Qualified Contracts may be subject to specific rules set forth in the Plan, Contract, or Code concerning Distributions upon the death of the Owner.

DEATH OF ANNUITANT PRIOR TO THE ANNUITIZATION DATE


         If an Annuitant who is not an Owner dies prior to the Annuitization Date, the Contract will mature, and a Death Benefit equal to the Cash Surrender Value of the Contract will be payable to the Beneficiary, unless, in the case where the Owner is a human being, a contingent Annuitant has been named or the Owner names a contingent Annuitant within 90 days of such Annuitant's death, in which case the Contract may be continued without any required Distribution. If no Beneficiary is named (or if the Beneficiary predeceases the Annuitant), then the Death Benefit will be paid to the Owner. If the Owner is not a human being, then the death of the Annuitant will be treated as if it were the death of the Owner, and the disposition of the Contract will follow the death of the Owner provisions set forth above.

         In any case where a Death Benefit is paid, the value of the Death Benefit will be determined as of the Valuation Day coincident with or next following the date National Life receives in writing: (1) due proof of the Annuitant's or an Owner's (or Joint Owner's) death; (2) an election for either a single sum payment or an Annuity Payment Option (currently only Fixed Annuities are available in these circumstances); and (3) any form required by state insurance laws. If a single sum payment is requested, payment will be made in accordance with any applicable laws and regulations governing the payment of Death Benefits. If an Annuity Payment Option is requested, election must be made by the Beneficiary during the 90-day period commencing with the date written notice is received by National Life, and as otherwise required by law. If no election has been made by the end of such 90-day period commencing with the date written notice is received by National Life, or as otherwise required by law, the Death Benefit will be paid in a single sum payment.


REQUIRED DISTRIBUTIONS FOR QUALIFIED PLANS AND TAX SHELTERED ANNUITIES


         The entire interest of an Annuitant under a Qualified Plan or a Tax Sheltered Annuity Contract will be distributed in a manner consistent with the Minimum Distribution and Incidental Benefit (MDIB) provisions of Section 401(a)(9) of the Code and regulations thereunder, as applicable, and will be paid, notwithstanding anything else contained herein, to the Owner/Annuitant under the Annuity Payments Option selected, over a period not exceeding:

         (a) the life of the Owner/Annuitant or the lives of the Owner/Annuitant and the Owner/Annuitant's Beneficiary; or

         (b) a period not extending beyond the life expectancy of the Owner/Annuitant or the life expectancy of the Owner/Annuitant and the Owner/Annuitant's Beneficiary.


         If the Owner/Annuitant's entire interest is to be distributed in equal or substantially equal payments over a period described in (a) or (b), such payments will commence not later than the first day of April following the calendar year in which the Owner/Annuitant attains age 70 1/2 (the required beginning date). Beginning January 1, 1997, for an Owner/Annuitant other than a "5 percent owner" (as defined in Code Section 416) in the case of a governmental plan (as defined in Code Section 414(d)), or church plan (as defined in Code Section 401(a)(9)(C)), the Required Beginning Date will be the later of the dates determined under the preceding sentence or April 1 of the calendar year following the calendar year in which the Annuitant retires.


         If the Owner dies prior to the commencement of his or her Distribution, the interest in the Qualified Plan or Tax Sheltered Annuity must be distributed by December 31 of the calendar year in which the fifth anniversary of his or her death occurs unless:

(a) the Owner names his or her surviving spouse as the Beneficiary and such spouse elects to:


         (i) in the case of a Tax-Sheltered Annuity, treat the annuity as a Tax Sheltered Annuity established for his or her benefit; or

         (ii) receive Distribution of the account in nearly equal payments over his or her life (or a period not exceeding his or her life expectancy) and commencing not later than December 31 of the year in which the Owner would have attained age 70 1/2; or


(b) the Owner names a Beneficiary other than his or her surviving spouse and such Beneficiary elects to receive a Distribution of the account in nearly equal payments over his or her life (or a period not exceeding his or her life expectancy) commencing not later than December 31 of the year following the year in which the Owner dies.

         If the Owner/Annuitant dies after Distribution has commenced, Distribution must continue at least as rapidly as under the schedule being used prior to his or her death.

         Payments commencing on the Required Beginning Date will not be less than the lesser of the quotient obtained by dividing the entire interest of the Owner/Annuitant by the life expectancy of the Owner/Annuitant, or the joint and last survivor expectancy of the Owner/Annuitant and the Owner/Annuitant's Designated Beneficiary (whichever is applicable under the applicable Minimum Distribution or MDIB provisions). Life expectancy and joint and last survivor expectancy are computed by the use of return multiples contained in Section 1.72-9 of the Treasury Regulations.

         Other distribution rules may apply to Section 457 plans.

         If the amounts distributed to the Owner are less than those mentioned above, a penalty tax of 50% is levied on the amount that should have been distributed for that year.

REQUIRED DISTRIBUTIONS FOR INDIVIDUAL RETIREMENT ANNUITIES

         Distribution from an Individual Retirement Annuity must begin not later than April 1 of the calendar year following the calendar year in which the Owner attains age 70 1/2. Distribution may be accepted in a lump sum or in nearly equal payments over: (a) the Owner's life or the lives of the Owner and the Owner's spouse or designated Beneficiary, or (b) a period not extending beyond the Owner and the Owner's spouse or designated Beneficiary.

         If the Owner dies prior to the commencement of the Distribution, the interest in the Individual Retirement Annuity must be distributed by December 31 of the calendar year in which the fifth anniversary of the Owner's death occurs unless:

(a) The Owner has named his or her surviving spouse as the designated Beneficiary and such spouse elects to:

         (i) treat the annuity as an Individual Retirement Annuity established for his or her benefit; or

         (ii) receive Distribution of the account in nearly equal payments over his or her life (or a period not exceeding his or her life expectancy) and commencing not later than December 31 of the year in which the Owner would have attained age 70 1/2; or

(b) The Owner has named a Beneficiary other than his or her surviving spouse and such Beneficiary elects to receive a Distribution of the account in nearly equal payments over his or her life (or a period not exceeding his or her life expectancy) commencing not later than December 31 of the year following the year in which the Owner dies.

         If the Owner dies after Distribution has commenced, the Distribution must continue at least as rapidly as under the schedule being used prior to the Owner's death, except to the extent that a surviving spouse Beneficiary may elect to treat the Contract as his or her own, in the same manner as is described in section (a)(i) of this provision.

         If the amounts distributed to the Owner are less than those mentioned above, a penalty tax of 50% is levied on the amount that should have been distributed for that year.

         A pro-rata portion of all Distributions will be included in the gross income of the person receiving the Distribution and taxed at ordinary income tax rates. The portion of the Distribution which is taxable is based on the ratio between the amount by which non-deductible Premium Payments exceed prior non-taxable Distributions and total account balances at the time of the Distribution. The Owner must annually report the amount of non-deductible Premium Payments, the amount of any Distribution, the amount by which non-deductible Premium Payments for all years exceed non-taxable Distributions for all years and the total balance of all Individual Retirement Annuities.

         Individual Retirement Annuity Distributions will not receive the benefit of the tax treatment of a lump sum Distribution from a Qualified Plan. If the Owner dies prior to the time Distribution of the Owner's interest in the annuity is completed, the balance will also be included in the Owner's gross estate.

GENERATION-SKIPPING TRANSFERS

         National Life may determine whether the Death Benefit or any other payment constitutes a direct skip as defined in Section 2612 of the Code, and the amount of the tax on the generation-skipping transfer resulting from such direct skip. If applicable, the payment will be reduced by any tax National Life is required to pay by Section 2603 of the Code.

         A direct skip may occur when property is transferred to or a Death Benefit is paid to an individual two or more generations younger than the Owner.

OWNERSHIP PROVISIONS

         Unless otherwise provided, the Owner has all rights under the Contract. IF THE PURCHASER NAMES SOMEONE OTHER THAN HIMSELF OR HERSELF AS OWNER, THE PURCHASER WILL HAVE NO RIGHTS UNDER THE CONTRACT. If Joint Owners are named, each Joint Owner will possess an undivided interest in the Contract. The death of any Joint Owner will trigger the provisions of the Contract relating to the death of the Owner. Unless otherwise provided, when Joint Owners are named, the exercise of any ownership right in the Contract (including the right to surrender the Contract or make a Withdrawal, to change the Owner, the Annuitant, a Contingent Annuitant, the Beneficiary, the Annuity Payment Option or the Maturity Date) shall require a written indication of an intent to exercise that right, signed by all Joint Owners.

         Prior to the Annuitization Date, the Owner may name a new Owner. Such change may be subject to state and federal gift taxes, and may also result in current federal income taxation (see "Taxes"). Any change of Owner will automatically revoke any prior Owner designation. Any request for change of Owner must be (1) made by proper written application, (2) received and recorded by National Life at its Home Office, and (3) may include a signature guarantee as specified in the "Surrender" provision. The change will become effective as of the date the written request is signed. A new choice of Owner will not apply to any payment made or action taken by National Life prior to the time it was received and recorded.

         The Owner may request a change in the Annuitant or Contingent Annuitant before the Annuitization Date. Such a request must be made in writing on a form acceptable to National Life and must be signed by the Owner and the person to be named as Annuitant or Contingent Annuitant. Any such change is subject to underwriting and approval by National Life.

ARBITRATION

         Except where otherwise required by state law, the Contract provides that any controversy under the Contract shall be settled by arbitration in the state of residence of the Owner, in accordance with the rules of the American Arbitration Association or any similar rules to which the parties agree. Any award rendered through arbitration will be final on all parties, and the award may be enforced in court.

         The purpose of the arbitration is to provide an alternative dispute resolution mechanism for investors that may be more efficient and less costly than court litigation. Owners should be aware, however, that arbitration is, as noted above, final and binding on all parties, and that the right to seek remedies in court is waived, including the right to jury trial. Pre-arbitration discovery is generally more limited than and different from court discovery procedures, and the arbitrator's award is not required to include factual findings or legal reasoning. Any party's right to appeal or to seek modification of rulings by the arbitrators is strictly limited.

                             CHARGES AND DEDUCTIONS


         All of the charges described in this section apply to Variable Account allocations. Allocations to the Fixed Account are subject to Contingent Deferred Sales Charges, the Annual Contract Fee and Premium Tax deductions and the charge for the Enhanced Death Benefit Rider, if applicable, but are not subject to charges exclusive to the Variable Account: the Mortality and Expense Risk Charge and the Administration Charge.



      National Life deducts the charges described below to cover its costs and expenses, services provided and risks assumed under the Contracts. National Life incurs certain costs and expenses for the distribution and administration of the Contracts and for providing the benefits payable thereunder. More particularly, the administrative services include: processing applications for and issuing the Contracts, processing purchases and redemptions of Fund shares as required (including automatic withdrawal services), maintaining records, administering annuity payouts, furnishing accounting and valuation services (including the calculation and monitoring of daily Subaccount values), reconciling and depositing cash receipts, providing Contract confirmations, providing toll-free inquiry services and furnishing telephone transaction privileges. The risks National Life assumes include: the risk that the actual life-span of persons receiving annuity payments under Contract guarantees will exceed the assumptions reflected in National Life's guaranteed rates (these rates are incorporated in the Contract and cannot be changed); the risk that Death Benefits, or the Enhanced Death Benefit under the optional Enhanced Death Benefit Rider, will exceed the actual Contract Value, the risk that more Owners than expected will qualify for waivers of the Contingent Deferred Sales Charge; and the risk that National Life's costs in providing the services will exceed its revenues from the Contract charges (which cannot be changed by National Life). The amount of a charge will not necessarily correspond to the costs associated with providing the services or benefits indicated by the designation of the charge. For example, the Contingent Deferred Sales Charge collected may not fully cover all of the distribution expenses incurred by National Life.


DEDUCTIONS FROM THE VARIABLE ACCOUNT

      We deduct from the Variable Account an amount, computed daily, which is equal to an annual rate of 1.40% of the daily net asset value. The charge consists of a 0.15% Administration Charge and a 1.25% Mortality and Expense Risk Charge.

CONTINGENT DEFERRED SALES CHARGE


         No deduction for a sales charge is made from the Premium Payments for these Contracts. However, if a Withdrawal is made with respect to any part of the Contract Value of such a Contract or a Contract is surrendered, National Life will, with certain exceptions, deduct a Contingent Deferred Sales Charge not to exceed 7% of the lesser of the total of all Net Premium Payments made within 84 months prior to the date of the request to surrender, or the amount withdrawn.



         The Contingent Deferred Sales Charge is calculated by multiplying the applicable Contingent Deferred Sales Charge percentages noted below by the Net Premium Payments that are withdrawn or surrendered. For purposes of calculating the Contingent Deferred Sales Charge, Withdrawals or surrenders are considered to come first from the oldest Net Premium Payment made to the Contract, then the next oldest Net Premium Payment and so forth, with any earnings attributable to such Net Premium Payments considered withdrawn only after all Net Premium Payments made to the Contract have been considered withdrawn (no Contingent Deferred Sales Charge is ever assessed with respect to a Withdrawal or surrender of earnings). For tax purposes, a surrender is usually treated as a withdrawal of earnings first. This charge will apply in the amounts set forth below to Net Premium Payments within the time periods set forth.

         The Contingent Deferred Sales Charge applies to Premium Payments as follows:


NUMBER OF COMPLETED              CONTINGENT DEFERRED            NUMBER OF COMPLETED            CONTINGENT DEFERRED
YEARS FROM DATE OF               SALES CHARGE                   YEARS FROM DATE OF             SALES CHARGE
PREMIUM PAYMENT                  PERCENTAGE                     PREMIUM PAYMENT                PERCENTAGE
----------------                 ----------                     ---------------                -----------

         0                             7%                                4                           3%
         1                             6%                                5                           2%
         2                             5%                                6                           1%
         3                             4%                                7                           0%


         In any Contract Year after the first Contract Year, except in the states referred to in the last sentence of this paragraph, the Owner may effect Withdrawals without a Contingent Deferred Sales Charge ("CDSC") of an aggregate amount equal to 15% of the Contract Value as of the most recent Contract Anniversary. This CDSC-free Withdrawal privilege does not apply to full surrenders of the Contract, and if a full surrender is made within one year of exercising a CDSC-free Withdrawal, then the Contingent Deferred Sales Charge which would have been assessed at the time of the Withdrawal will be assessed at the time of surrender. The CDSC-free feature is also non-cumulative; so that free amounts not taken during any given Contract Year cannot be taken as free amounts in a subsequent Contract Year. In addition, any amount withdrawn in order to meet minimum Distribution requirements under the Code shall be free of CDSC. The Owner may be subject to a tax penalty if the Owner takes Withdrawals prior to age 59 1/2 (see "Federal Income Tax Considerations"). In any states which require that any CDSC-free Withdrawal provision be available on full surrenders as well as Withdrawals, the CDSC-free Withdrawal provision will apply to full surrenders but will be limited to 10% of the Contract Value as of the most recent Contract Anniversary for both Withdrawals and full surrenders.



         In addition, no Contingent Deferred Sales Charge will be deducted: (1) upon the Annuitization of Contracts, (2) upon payment of a death benefit pursuant to the death of the Owner, or (3) from any values which have been held under a Contract for at least 84 months. No Contingent Deferred Sales Charge applies upon the transfer of value among the Subaccounts or between the Fixed Account and the Variable Account.



         When a Contract is held by a charitable remainder trust, the amount which may be withdrawn from this Contract without application of a Contingent Deferred Sales Charge, after the first Contract Year, shall be the larger of
(a) or (b), where (a) is the amount which would otherwise be available for Withdrawal without application of a Contingent Deferred Sales Charge; and where (b) is the difference between the Contract Value as of the last Contract Anniversary and the Net Premium Payments made to the Contract less all Withdrawals and less any outstanding loan and accrued interest, as of the last Contract Anniversary.



         National Life will waive the Contingent Deferred Sales Charge if the Owner dies, or if the Owner annuitizes (in such a case, however, the Owner may not elect a settlement option under which he or she has the right to receive a lump sum prior to seven years after the date of the last Premium Payment, unless a Contingent Deferred Sales Charge is paid at the time of payment of the lump sum).



     National Life will also waive the CDSC if, following the first Contract Anniversary, the Owner has been confined to an eligible nursing home (as defined in the Contract) for at least the 90 consecutive days ending on the date of the Withdrawal request.


ANNUAL CONTRACT FEE


      For Contracts with a Contract Value plus any outstanding loan and accrued interest of less than $50,000 as of the Date of Issue, or any subsequent Contract Anniversary prior to the Annuitization Date, National Life will assess an Annual Contract Fee of $30.00. This fee will be assessed annually in advance on the Date of Issue and thereafter on each Contract Anniversary on which the Contract Value plus any outstanding loan and accrued interest is less than $50,000, until the Annuitization Date. No Annual Contract Fee will be assessed after the Annuitization Date. This fee will be taken pro rata from all Subaccounts of the Variable Account and the unloaned portion of the Fixed Account.

TRANSFER CHARGE


      Currently, unlimited transfers are permitted among the Subaccounts, and transfers between the Fixed Account and the Variable Account are permitted within the limits described on page , in each case without charge. National Life has no present intention to impose a transfer charge in the foreseeable future. However, National Life reserves the right to impose in the future a transfer charge of $25 on each transfer in excess of twelve transfers in any Contract Year.


      If imposed, the transfer charge will be deducted from the amount being transferred. All transfers requested on the same Valuation Day are treated as one transfer transaction. Any future transfer charge will not apply to transfers resulting from loans, and any transfers made pursuant to the Dollar Cost Averaging and Portfolio Rebalancing features. These transfers will not count against the twelve free transfers in any Contract Year.

PREMIUM TAXES


         If a governmental entity imposes premium taxes, National Life will make a deduction for premium taxes in a corresponding amount. Certain states impose a premium tax, currently ranging up to 3.5%. National Life will pay premium taxes at the time imposed under applicable law. Where National Life is required to pay this premium tax when a premium is paid, it may deduct an amount equal to premium taxes from the Premium Payment. National Life currently intends to make this deduction from Premium Payments only in South Dakota. In the remaining states which assess premium taxes, National Life currently expects to make its deduction for premium taxes at the time of Annuitization, death of the Owner, or surrender, although it also reserves the right to make such a deduction at the time it pays premium taxes to the applicable taxing authority.



CHARGE FOR OPTIONAL ENHANCED DEATH BENEFIT RIDER



         Annual charges are made if the Owner has elected the optional Enhanced
Death Benefit Rider.  See "Optional Enhanced Death Benefit Rider," page     .
The annual charge for the Enhanced Death Benefit Rider is 0.20% of Contract Value as of the date the charge is deducted plus the amount of any outstanding loan and accrued interest. The annual charge will be deducted at issue (or at the time of election, if elected subsequent to issue), and then on each Contract Anniversary thereafter, up to and including age 80 on an age-nearest birthday basis as of the relevant Contract Anniversary. After age 80, the charge will be discontinued. The charge will be taken pro rata from the Subaccounts of the Variable Account and the unloaned portion of the Fixed Account.


OTHER CHARGES

         The Variable Account purchases shares of the Funds at net asset value. The net asset value of those shares reflect management fees and expenses already deducted from the assets of the Funds. The fees and expenses for the Funds are described briefly in connection with a general description of each Fund.

         More detailed information is contained in the Funds' prospectuses which accompany this prospectus.

                                 CONTRACT RIGHTS

FREE LOOK


         The Owner may revoke the Contract at any time between the Date of Issue and the date 10 days after receipt of the Contract, and receive a refund of the Contract Value plus any charges assessed at issue, including the Annual
Contract Fee, charge for the Optional Enhanced Death Benefit Rider, and any premium tax, unless otherwise required by state and/or federal law. Some states may require a longer period. Where the Contract Value is refunded, the Owner will have borne the investment risk and been entitled to the benefit of the investment performance of the chosen Subaccounts during the time the Contract was in force.


         In the case of Individual Retirement Annuities and states that require the return of Premium Payments, National Life will refund the greater of: (i) Premium Payments or (ii) Contract Value plus any amount deducted by National Life for state premium taxes. National Life may require that all Contract Value allocated to the Variable Account initially be held in the Market Street Money Market Subaccount. At the end of the free look period, Contract Value will be allocated among the Subaccounts of the Variable Account and the Fixed Account based on the allocation percentages specified in the application. For this purpose, National Life assumes the free look period ends 20 days after the date the Contract is issued.


         In order to revoke the Contract, it must be mailed or delivered to the Home Office of National Life at the mailing address shown on page 1 of this prospectus. Mailing or delivery must occur on or before 10 days after receipt of the Contract for revocation to be effective, except where National Life required the allocation of Contract Value to the Market Street Money Market Subaccount for the free look period. In order to revoke the Contract, if it has not been received, written notice must be mailed or delivered to the Home Office of National Life at the mailing address shown on page 1 of this prospectus.

         The liability of the Variable Account under this provision is limited to the Contract Value in each Subaccount on the date of revocation. Any additional amounts refunded to the Owner will be paid by National Life.



LOAN PRIVILEGE - QUALIFIED CONTRACTS AND CERTAIN TAX SHELTERED ANNUITIES



         Prior to the Annuitization Date, the Owner of a Qualified Contract under Section 401(a) (which includes Section 401(k) plans) or 403(a) of the Code, or a Section 403(b) Tax Sheltered Annuity Contract which is under the administration of an ERISA fiduciary may receive a loan subject to the terms of the Contract, the Plan, and the Code, which may impose restrictions on loans. In the future, National Life may extend the loan privilege to all section 403(b) Contracts, but there can be no assurance that it will do so.



         Loans from eligible Contracts are available beginning one year after the Date of Issue. The Owner may borrow a minimum of $1500. The maximum loan balance which may be outstanding at any time is 50% of the Contract Value, but not more than $50,000. The $50,000 limit will be reduced by the highest loan balances owed during the prior one-year period, which may be more than the amount outstanding at the time of the loan if an interest payment or principal repayment has been made. Only one loan may be outstanding with respect to any one Contract at any time. Loans may only be secured by the Contract Value.


         All loans are made from the Collateral Fixed Account. An amount equal to the principal amount of the loan will be transferred to the Collateral Fixed Account. Unless instructed to the contrary by the Owner, National Life will transfer to the Collateral Fixed Account an amount equaling the loan from the Subaccounts of the Variable Account and unloaned portion of the Fixed Account in the same proportion that such amounts bear to the total Contract Value. No withdrawal charges are deducted at the time of the loan, or on any transfers to the Collateral Fixed Account. If the Owner provides specific instructions, loan amounts must be taken first from the Variable Account, and may only be taken from the unloaned portion of the Fixed Account to the extent that the Contract Value in the Variable Account is insufficient to provide the loan. If the loan cannot be processed in accordance with instructions provided by the Owner, then the loan will not be processed until National Life receives further instructions from the Owner.


         Until the loan has been repaid in full, that portion of the Collateral Fixed Account equal to the outstanding loan balance shall be credited on each Contract Anniversary with interest at an annual rate declared from time to time by National Life, but will never be less than an annual rate of 3.0%. Specific loan terms are disclosed at the time of loan application or loan issuance.



         Loans must be repaid in substantially level payments, not less frequently than quarterly, within five years. Loans used to purchase the principal residence of the Owner must be repaid within 15 years. During the loan term, the outstanding balance of the loan will continue to accrue interest at an annual rate specified in the loan agreement. Once established, this interest rate will be fixed for the life of the loan. Loan repayments will consist of principal and interest in amounts set forth in the loan agreement. Loan principal repayments will, on the day they are received, be allocated among the Fixed Account and Subaccounts of the Variable Account in accordance with the allocation of Net Premium Payments then in effect.

         If the Contract is surrendered while the loan is outstanding, the Owner will receive the Cash Surrender Value. If the Owner/Annuitant dies while the loan is outstanding, the Death Benefit will also be reduced to reflect the amount of the loan outstanding plus accrued interest. If annuity payments start while the loan is outstanding, the Contract Value will be reduced by the amount of the outstanding loan plus accrued interest. Until the loan is repaid, National Life reserves the right to restrict any transfer of the Contract which would otherwise qualify as a transfer as permitted in the Code.



         If a loan payment is not made when due, interest will continue to accrue. If a loan payment is not made within 31 days of when it was due, then a Withdrawal will be processed in an amount equal to that payment, and applied to the amount due. This amount may be taxable to the borrower, and may be subject to the early withdrawal tax penalty.


         Loans may also be subject to additional limitations or restrictions under the terms of the employer's plan. Loans permitted under this Contract may still be taxable in whole or part if the participant has additional loans from other plans or contracts. National Life will calculate the maximum nontaxable loan based on the information provided by the participant or the employer.


         Loan repayments must be identified as such or else they will be treated as Premium Payments and will not be used to reduce the outstanding loan principal or interest due. National Life reserves the right to modify the term or procedures associated with the loan privilege in the event of a change in the laws or regulations relating to the treatment of loans. National Life also reserves the right to assess a loan processing fee. Individual Retirement Annuities and Non-Qualified Contracts are not eligible for loans (See "Non-Qualified Contracts" page __ and "Individual Retirement Annuities" page __.).



         All activity relating to loans and the administration of any loan program are the responsibility of the trustee or plan administrator under the ERISA plan.


SURRENDER AND WITHDRAWAL


         At any time prior to the Annuitization Date or thereafter if Payment Option 1 has been elected, the Owner may, upon proper written application by the Owner deemed by National Life to be in good order, surrender the Contract Value. "Proper written application" means that the Owner must request the surrender in writing and include the Contract. National Life may require that the signature(s) be guaranteed by a member firm of a major stock exchange or other depository institution qualified to give such a guaranty.


         National Life will, upon receipt of any such written request, pay to the Owner the Cash Surrender Value. The Cash Surrender Value will reflect any applicable Contingent Deferred Sales Charge (see "Contingent Deferred Sales Charge"), as well as any outstanding loan and accrued interest and, in certain states, a premium tax charge (see "Premium Taxes", page ). The Cash Surrender Value may be more or less than the total of Premium Payments made by a Owner, depending on the market value of the underlying Fund shares, the amount of any applicable Contingent Deferred Sales Charge, and other factors.


      National Life will normally not permit Withdrawal or surrender of Premium Payments made by check within the 15 calendar days prior to the date the request for Withdrawal or surrender is received.


         At any time before the death of the Owner and after 30 days from the Date of Issue, the Owner may make a Withdrawal of a portion of the Contract Value. The minimum Withdrawal is $500, and the maximum Withdrawal is that amount which would leave $3500 in remaining Contract Value. If the amount requested is more than the maximum or less than the minimum, the Withdrawal will not be processed until National Life receives further instructions from the Owner.



      Generally, Withdrawals in the first Contract Year and Withdrawals in excess of 15% (10% in certain states) of Contract Value as of the most recent Contract Anniversary in any Contract Year are subject to the Contingent Deferred Sales Charge.

See "Contingent Deferred Sales Charge", page . Withdrawals will be deemed to be taken from Net Premium Payments in chronological order, with the oldest Net Premium Payment being withdrawn first. This method will tend to minimize the amount of the Contingent Deferred Sales Charge.



         The Withdrawal will be taken from the Subaccounts of the Variable Account based on the instructions of the Owner at the time of the Withdrawal (however, during the first Contract Year, National Life may require that Withdrawal be taken pro rata from the Subaccounts of the Variable Account and the unloaned portion of the Fixed Account). If the Owner provides specific instructions, amounts must be deducted first from the Variable Account, and may only be deducted from the unloaned portion of the Fixed Account to the extent that the Contract Value in the Variable Account is insufficient to accomplish the Withdrawal. If specific allocation instructions are not provided by the Owner, the Withdrawal will be deducted pro rata from the Subaccounts of the Variable Account and from the unloaned portion of the Fixed Account. Any Contingent Deferred Sales Charge associated with a Withdrawal will be deducted from the Subaccounts of the Variable Account and from the Fixed Account based on the allocation percentages of the Withdrawal itself, except that any amount that would be so deducted from a Subaccount which is in excess of the available value in that Subaccount will be deducted pro rata among the remaining Subaccounts and the unloaned portion of the Fixed Account. If the Withdrawal cannot be processed in accordance with instructions provided by the Owner, then it will not be processed until National Life receives further instructions from the Owner.


      A surrender or a Withdrawal may have tax consequences. See "Federal Income Tax Considerations", page .

PAYMENTS

                  National Life will pay any funds surrendered or withdrawn from the Variable Account within 7 days of receipt of such request in National Life's Home Office. However, National Life reserves the right to suspend or postpone the date of any payment of any benefit or values for any Valuation Period (1) when the New York Stock Exchange ("Exchange") is closed, (2) when trading on the Exchange is restricted, (3) when an emergency exists as a result of which disposal of securities held in the Variable Account is not reasonably practicable or it is not reasonably practicable to determine the value of the Variable Account's net assets, or (4) during any other period when the Securities and Exchange Commission, by order, so permits for the protection of security holders, provided that applicable rules and regulations of the Securities and Exchange Commission shall govern as to whether the conditions prescribed in (2) and (3) exist. National Life reserves the right to delay payment of any amounts allocated to the Fixed Account which are payable as a result of a surrender, Withdrawal or loan for up to six months after it has received written request in a form satisfactory to it.

SURRENDERS AND WITHDRAWALS UNDER A TAX SHELTERED ANNUITY CONTRACT


         Where the Contract has been issued as a Tax Sheltered Annuity, the Owner may surrender or make a Withdrawal of part or all of the Contract Value at any time this Contract is in force prior to the earlier of the Annuitization Date or the death of the Designated Annuitant except as provided below:



A. The surrender or Withdrawal of Contract Value attributable to contributions made pursuant to a salary reduction agreement (within the meaning of Code Section 402(g)(3)(A) or (C)), or transfers from a Custodial Account described in Section 403(b)(7) of the Code, may be executed only:


         1. when the Owner attains age 59 1/2, separates from service, dies, or becomes disabled (within the meaning of Code Section 72(m)(7)); or

         2. in the case of hardship (as defined for purposes of Code Section 401
         (k)), provided that any surrender of Contract Value in the case of hardship may not include any income attributable to salary reduction contributions.


B. The surrender and Withdrawal limitations described in A. above for Tax Sheltered Annuities apply to:

         1. salary reduction contributions to Tax Sheltered Annuities made for plan years beginning after December 31, 1988;

         2. earnings credited to such contracts after the last plan year beginning before January 1, 1989, on amounts attributable to salary reduction contributions; and

         3. all amounts transferred from 403(b)(7) Custodial Accounts (except that earnings, and employer contributions as of December 31, 1988 in such Custodial Accounts may be withdrawn in the case of hardship).

    C. Any Distribution other than the above, including exercise of a contractual ten-day free look provision (when available) may result in the immediate application of taxes and penalties and/or retroactive disqualification of a Qualified Contract or Tax Sheltered Annuity.

         A premature Distribution may not be eligible for rollover treatment. To assist in preventing disqualification in the event of a ten-day free look, National Life will agree to transfer the proceeds to another contract which meets the requirements of Section 403(b) of the Code, upon proper direction by the Owner. The foregoing is National Life's understanding of the withdrawal restrictions which are currently applicable under Section 403(b)(11) and Revenue Ruling 90-24. Such restrictions are subject to legislative change and/or reinterpretation from time to time. Distributions pursuant to Qualified Domestic Relations Orders will not be considered to be a violation of the restrictions stated in this provision.

         The Contract surrender and Withdrawal provisions may also be modified pursuant to the plan terms and Code tax provisions for Qualified Contracts.

TELEPHONE TRANSACTION PRIVILEGE


         If the telephone transaction privilege has been elected, either on the application for the Contract or by thereafter providing a proper written authorization to National Life, an Owner or his or her National Life agent, if the Owner has so provided on the application or by written authorization, may effect changes in Net Premium Payment allocation, transfers, initiate dollar cost averaging or portfolio rebalancing, and, in the case of Tax Deferred Annuity Contracts, loans of up to $10,000, by providing instructions to National Life at its Home Office over the telephone. National Life reserves the right to suspend telephone transaction privileges at any time, for any reason, if it deems such suspension to be in the best interests of Contract Owners.


      National Life will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. If National Life follows these procedures it will not be liable for any losses due to unauthorized or fraudulent instructions. National Life may be liable for any such losses if those reasonable procedures are not followed. The procedures to be followed for telephone transfers will include one or more of the following: requiring some form of personal identification prior to acting on instructions received by telephone, providing written confirmation of the transaction, and making a tape recording of the instructions given by telephone.

AVAILABLE AUTOMATED FUND MANAGEMENT FEATURES

      National Life currently offers, at no charge to Owners, the following automated fund management features. However, National Life is not legally obligated to continue to offer these features, and although it has no current intention to do so, it may cease offering one or more of such features at any time, after providing 60 days prior written notice to all Owners who are currently utilizing the features being discontinued. Only one automated fund management feature is available under any single Contract at one time.

      Dollar Cost Averaging. This feature permits an Owner to automatically transfer funds from the Money Market Subaccount to any other Subaccounts on a monthly basis. It may be elected at issue by marking the appropriate box on the initial application, and completing the appropriate instructions, or, after issue, by filling out similar information on a change request form and sending it to the Home Office.

      If this feature is elected, the amount to be transferred will be taken from the Money Market Subaccount and transferred to the Subaccount or Subaccounts designated to receive the funds, each month on the Monthly Contract Date (starting with the Monthly Contract Date next succeeding the Date of Issue, or next succeeding the date of an election subsequent to purchase), until the amount in the Money Market Fund is depleted. The minimum monthly transfer by Dollar Cost Averaging is $100, except for the transfer which reduces the amount in the Money Market Subaccount to zero. An Owner may discontinue Dollar Cost Averaging at any time by sending an appropriate change request form to the Home Office.

      This feature allows an Owner to move funds into the various investment classes on a more gradual and systematic basis than the frequency on which Premium Payments ordinarily are made. The periodic investment of the same amount will result in higher numbers of units being purchased when unit prices are lower, and lower numbers of units being purchased when unit prices are higher. This will result, over time, in a lower cost per unit than the average of the unit costs on the days on which the automated purchases are made. This technique will not, however, assure a profit or protect against a loss in declining markets. Moreover, for the dollar cost averaging technique to be effective, amounts should be available for allocation from the Money Market Subaccount through periods of low price levels as well as higher price levels.


      Portfolio Rebalancing. This feature permits an Owner to automatically rebalance the value in the Subaccounts on a monthly, quarterly, semi-annual or annual basis, based on the Owner's premium allocation percentages in effect at the time of the rebalancing. It may be elected at issue by marking the appropriate box on the initial application, or, after issue, by completing a change request form and sending it to the Home Office.


      In Contracts utilizing Portfolio Rebalancing from the Date of Issue, an automatic transfer will take place which causes the percentages of the current values in each Subaccount to match the current premium allocation percentages, starting with the Monthly Contract Date three, six or twelve months after the Date of Issue, and then on each Monthly Contract Date three, six or twelve months thereafter. Contracts electing Portfolio Rebalancing after issue will have the first automated transfer occur as of the Monthly Contract Date on or next following the date that the election is received at the Home Office, and subsequent rebalancing transfers will occur every three, six or twelve months from such date. An Owner may discontinue Portfolio Rebalancing at any time by submitting an appropriate change request form to the Home Office.

      In the event that an Owner changes the Contract's premium allocation percentages, Portfolio Rebalancing will automatically be discontinued unless the Owner specifically directs otherwise.

      Portfolio Rebalancing will result in periodic transfers out of Subaccounts that have had relatively favorable investment performance in relation to the other Subaccounts to which a Contract allocates premiums, and into Subaccounts which have had relatively unfavorable investment performance in relation to the other Subaccounts to which the Contract allocates premiums.


         Systematic Withdrawals- At any time after one year from the Date of Issue, and provided that the Contract Value at the time of initiation of the program is at least $15,000, the Owner may elect in writing on a form provided by National Life to take systematic Withdrawals of a specified dollar amount (of at least $100) on a monthly, quarterly, semi-annual or annual basis. The Owner may provide specific instructions as to how the systematic Withdrawals are to be taken, but the Withdrawals must be taken first from the Subaccounts of the Variable Account, and may only be taken from the unloaned portion of the Fixed Account to the extent that the Contract Value in the Variable Account is insufficient to accomplish the Withdrawal. If the Owner has not provided specific instructions, or if such specific instructions cannot be carried out, National Life will process the Withdrawals by taking on a pro-rata basis Accumulation Units from all of the Subaccounts in which the Owner has an interest and the unloaned portion of the Fixed Account. Each systematic Withdrawal is subject to federal income taxes on the taxable portion. In addition, a 10% federal penalty tax may be assessed on systematic Withdrawals if the Owner is under age 59 1/2. If directed by the Owner, National Life will withhold federal income taxes from each systematic Withdrawal. A systematic Withdrawal program will terminate automatically when a systematic Withdrawal would cause the remaining Contract Value to be $3,500 or less. If a systematic Withdrawal would cause the Contract Value to be $3,500 or less, then that systematic Withdrawal transaction will not be processed. The Owner may discontinue systematic Withdrawals at any time by notifying National Life in writing.



         A Contingent Deferred Sales Charge may apply to systematic Withdrawals in accordance with the considerations set forth in "Contingent Deferred Sales Charge", page . If the Owner withdraws amounts pursuant to a systematic Withdrawal program, then, in most states, the Owner may withdraw in each Contract Year without a CDSC an amount up to 15% of the Contract Value as of the most recent Contract Anniversary (a different CDSC-free Withdrawal provision may apply in certain states - see "Contingent Deferred Sales Charge, page ). Both Withdrawals at the specific request of the Owner and Withdrawals pursuant to a systematic Withdrawal program will count toward the limit of the amount that may be withdrawn in any Contract Year free of the CDSC. In addition, any amount withdrawn from any Individual Retirement Annuity Contract in order to meet minimum Distribution requirements shall be free of CDSC.


CONTRACT RIGHTS UNDER CERTAIN PLANS

      Contracts may be purchased in connection with a plan sponsored by an employer. In such cases, all rights under the Contract rest with the Owner, which may be the employer or other obligor under the plan, and benefits available to participants under the plan will be governed solely by the provisions of the plan. Accordingly, some of the options and elections under the Contract may not be available to participants under the provisions of the plan. In such cases, participants should contact their employers for information regarding the specifics of the plan.

                                THE FIXED ACCOUNT


         Net Premium Payments under the Fixed Account portion of the Contract and transfers to the Fixed Account portion become part of the general account of National Life, which support insurance and annuity obligations. Because of exemptive and exclusionary provisions, interests in the general account have not been registered under the Securities Act of 1933 ("Securities Act"), nor is the general account registered as an investment company under the Investment Company Act. Accordingly, neither the general account nor any interest therein are generally subject to the provisions of the Securities Act or Investment Company Act, and we have been advised that the staff of the Securities and Exchange Commission has not reviewed the disclosures in this prospectus which related to the guaranteed interest portion. Disclosures regarding the Fixed Account portion of the Contract and the general account, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.




         The Fixed Account is made up of all the general assets of National Life, other than those in the Variable Account and any other segregated asset account. Fixed Account Net Premium Payments will be allocated to the Fixed Account by election of the Owner at the time of purchase, or by a later change in allocation of Net Premium Payments. National Life will invest the assets of the Fixed Account in those assets chosen by National Life and allowed by applicable law.


MINIMUM GUARANTEED AND CURRENT INTEREST RATES

         The Contract Value held in the Fixed Account which is not held in a Collateral Fixed Account is guaranteed to accumulate at a minimum effective annual interest rate of 3.0%. National Life may credit the non-loaned Contract Value in the Fixed Account with current rates in excess of the minimum guarantee but is not obligated to do so. These current interest rates are influenced by, but do not necessarily correspond to, prevailing general market interest rates. Since National Life, in its sole discretion, anticipates changing the current interest rate from time to time, allocations to the Fixed Account made at different times are likely to be credited with different current interest rates. An interest rate will be declared by National Life each month to apply to amounts allocated or transferred to the Fixed Account in that month. The rate declared on such amounts will remain in effect for twelve months. At the end of the 12-month period, National Life reserves the right to declare a new current interest rate on such amounts and accrued interest thereon (which may be a different current interest rate than the current interest rate on new allocations to the Fixed Account on that date). Any interest credited on the amounts in the Fixed Account in excess of the minimum guaranteed rate of 3.0% per year will be determined in the sole discretion of National Life. The Owner assumes the risk that interest credited may not exceed the guaranteed minimum rate.

         Amounts deducted from the unloaned portion of the Fixed Account for Optional Benefits charges, the Annual Contract Fee, loans or transfers to the Variable Account are, for the purpose of crediting interest, accounted for on a last in, first out basis. Amounts deducted from the unloaned portion of the Fixed Account for Withdrawals are accounted for on a first in, first out basis for such purpose.

         National Life reserves the right to change the method of crediting interest from time to time, provided that such changes do not have the effect of reducing the guaranteed rate of interest below 3.0% per annum or shorten the period for which the interest rate applies to less than 12 months.


                    OPTIONAL ENHANCED DEATH BENEFIT RIDER



         The Enhanced Death Benefit Rider, which is subject to the restrictions and limitations set forth in the Contract Rider, may be included in a Contract at the option of the Owner. Election of this optional benefit involves an additional cost. This Rider may not be available in all states.






         If the Owner has elected the Enhanced Death Benefit Rider, then the following enhanced death benefit will be payable to the Beneficiary if the Owner (or the first of Joint Owners) dies prior to reaching age 81 (on an age nearest birthday basis): the highest of (a) Contract Value; (b) the total of all Net Premium Payments less all Withdrawals, and less any outstanding loan and accrued interest, and (c) the largest Contract Value as of any prior Contract Anniversary after the Enhanced Death Benefit Rider was applicable to the Contract, plus any Net Premium Payments and less any Withdrawals, (including any CDSC deducted in connection with such Withdrawals) loan and accrued interest, in each case since such Contract Anniversary, and in each case calculated as of the date National Life receives due proof of death. Any applicable premium tax charge payable on the death of the Owner will be applied to reduce the value of the above determined enhanced death benefit (see "Premium Taxes, page ).



         If the Owner (or the first of Joint Owners) dies at age 81 or later, the death benefit will not be enhanced, and will be an amount equal to Contract Value, less any applicable premium tax charge.


         The Enhanced Death Benefit Rider will be available at issue to Owners age 75 and younger. It will be available after issue to Owners age 75 or younger only as of a Contract Anniversary, and only if at the time of the Rider is requested, the Contract Value is greater than the total of all Net Premium Payments less all Withdrawals. The annual charge for this Rider is 0.20% of Contract Value. After the Owner reaches age 80, on an age nearest birthday basis, the charge will be discontinued. See "Charges for Optional Enhanced Death Benefit Rider", page .


         The Enhanced Death Benefit will be distributed in the same manner as the normal Death Benefit. See "Death of Owner", page .










                           FEDERAL INCOME TAX CONSIDERATIONS

         INFORMATION CONTAINED HEREIN SHOULD NOT BE SUBSTITUTED FOR THE ADVICE OF A PERSONAL TAX ADVISER.





         This discussion is not intended to address the tax consequences resulting from all of the situations in which a person may be entitled to or may receive a distribution under the Contract issued by National life. Any person concerned about these tax implications should consult a competent tax advisor before initiating any transaction. This discussion is based upon our understanding of the present federal income tax laws, as they are currently interpreted by the Internal Revenue Service. No representation is made as to the likelihood of the continuation of the present federal income tax laws or of the current interpretation by the Internal Revenue Service. Moreover, no attempt has been made to consider any applicable state or other tax laws.


         Section 72 of the Code governs taxation of annuities in general. That section sets forth different rules for: (1) Qualified Plans; (2) Individual Retirement Annuities and Individual Retirement Accounts; (3) Tax Sheltered Annuities; or (4) Non-Qualified Contracts. Each type of annuity is discussed below.




NON-QUALIFIED CONTRACTS

         The rules applicable to Non-Qualified Contracts provide that a portion of each annuity payment received is excludable from taxable income based on the ratio between the Owner's investment in the Contract and the expected return on the Contract. The maximum amount excludable from income is the investment in the Contract. If the Annuitant dies prior to excluding from income the entire investment in the Contract, the Annuitant's final tax return may reflect a deduction for the balance of the investment in the Contract.

         Distributions made from the Contract prior to the Annuitization Date are includible in gross income and taxable to the Owner to the extent that the cash value of the Contract exceeds the Owner's investment at the time of the Distribution. Distributions, for this purpose, include surrenders, Withdrawals, dividends, loans, or any portion of the Contract which is assigned or pledged; or for Contracts issued after April 22, 1987, any portion of the Contract transferred by gift. For these purposes, a transfer by gift may occur upon Annuitization if the Owner and the Annuitant are not the same individual. In determining the taxable amount of a Distribution, all annuity contracts issued by the same company to the same Owner during any 12 month period, will be treated as one annuity contract. Additional limitations on the use of multiple contracts may be imposed by Treasury regulations.

         In general, certain Non-Qualified Contracts held by entities other than individuals are taxed currently on the earnings on the Contract. There are exceptions for immediate annuities and certain Contracts owned for the benefit of an individual. An immediate annuity, for purposes of this discussion, is a single premium Contract on which payments begin within one year of purchase. Any non-individual (such as a trust) contemplating the purchase of a Non-Qualified Contract should consult a tax advisor prior to such purchase.


         Code Section 72 also provides for a penalty, equal to 10% of any Distribution which is includible in gross income, if such Distribution is made prior to attaining age 59 1/2 or the death or disability of the Owner. The penalty also does not apply if the Distribution is one of a series of substantially equal periodic payments made over the life or life expectancy (or joint lives or life expectancies) of the taxpayer (and the taxpayer's Beneficiary), or for the purchase of an immediate annuity, or is allocable to an investment in the Contract before August 14, 1982. An Owner wishing to begin taking Distributions to which the 10% tax penalty does not apply should forward a written request to National Life. Upon receipt of a written request from the Owner, National Life will inform the Owner of the procedures pursuant to National Life policy and subject to limitations of the Contract including but not limited to first year withdrawals.



         In order to qualify as an annuity Contract under Section 72 of the Code, the Contract must provide that the entire interest in the Contract be distributed upon the death of any Owner before the Annuitization Date. In such case, the Beneficiary generally must receive this Distribution within 5 years of such Owner's death. However, the Beneficiary may elect for payments to be made over their life or life expectancy if such payments begin within one year from the death of the Owner. If the Beneficiary is the surviving spouse of the deceased Owner, such spouse may be treated as the Owner and the Contract may be continued throughout the life of the surviving spouse. In the event any Owner dies on or after the Annuitization Date and before the entire interest has been distributed, the remaining portion must be distributed at least as rapidly as under the method of Distribution being used as of the date of such Owner's death (see "Required Distribution For Tax Sheltered Annuities"). If the Owner is not an individual, the death of the Annuitant (or a change in the Annuitant) will result in a Distribution pursuant to these rules, regardless of whether a Contingent Annuitant has been named.


         National Life is required to withhold tax from certain Distributions to the extent that such Distribution would constitute income to the Owner. The Owner is generally entitled to elect not to have federal income tax withheld from any such Distribution, but may be subject to penalties in the event insufficient federal income tax is withheld during a calendar year.

         Generally, the taxable portion of any Distribution from a Contract to a nonresident alien of the United States is subject to tax withholding at a rate equal to thirty percent (30%) of such amount or, if applicable, a lower treaty rate. A payment may not be subject to withholding where the recipient sufficiently establishes that such payment is effectively connected to the recipient's conduct of a trade or business in the United States and such payment is includible in the recipient's gross income.

         National Life may be required to determine whether the Death Benefit or any other payment constitutes a direct skip as defined in Section 2612 of the Code, and the amount of the tax on the generation-skipping transfer resulting from such direct skip. If applicable, such payment will be reduced by any tax National Life is required to pay by Section 2603 of the Code. A direct skip may occur when property is transferred to or a Death Benefit is paid to an individual two or more generations younger than the Owner.

         Amounts may be distributed from a Contract because of an Owner's death or the death of the Annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the Contract, or (ii) if distributed under a Payment Option, they are taxed in the same way as annuity payments.


         A transfer or assignment of ownership of a Contract, the designation of an Annuitant of other than the Owner, the selection or change of certain Maturity Dates, or the exchange of a Contract may result in certain tax consequences to the Owner that are not discussed herein. An Owner contemplating any such transfer, assignment or exchange, should consult a tax advisor as to the tax consequences.


QUALIFIED CONTRACTS

      The Qualified Contract is designed for use with several types of retirement plans. The tax rules applicable to participants and beneficiaries in retirement plans vary according to the type of plan and the terms and conditions of the plan. Special favorable tax treatment may be available for certain types of contributions and distributions. Adverse tax consequences may result from contributions in excess of specified limits; distributions prior to age 59 1/2 (subject to certain exceptions); distribution that do not conform to specified commencement and minimum distribution rules; aggregate distributions in excess of a specified annual amount; and in other specified circumstances.


      National Life makes no attempt to provide more than general information about use of the Contracts with the various types of retirement plans. Owners and participants under retirement plans as well as Annuitants and Beneficiaries are cautioned that the rights of any person to any benefits under Qualified Contracts may be subject to the terms and conditions of the Contract issued in connection with such a plan. Some retirement plans are subject to distribution and other requirements that are not incorporated in the administration of the Contracts. Owners are responsible for determining that contributions, distributions and other transactions with respect to the Contracts satisfy applicable law. Federal income tax withholding will generally be made from Distributions under Qualified Contracts, unless the participant elects not to have tax withheld. Withholding is required from certain tax distributions (see "Rollover Distributions", page ). Purchasers of Contracts for use with any retirement plan should consult their legal counsel and tax adviser regarding the suitability of the Contract.



         Distributions to participants from Qualified Plans or Tax Sheltered Annuities are generally taxed when received. A portion of each Distribution for such Annuities is excludable from income based on the ratio between the after tax investment of the Owner/Annuitant in the Contract and the value of the Contract at the time of the withdrawal or Annuitization. For Qualified Plans, thereafter the tax investment of the Owner/Annuitant may be zero.



         Distributions from Individual Retirement Annuities and Contracts owned by Individual Retirement Accounts are also generally taxed when received. The portion of each such payment which is excludable is based on the ratio between the amount by which nondeductible Premium Payments to all such Contracts exceeds prior non-taxable Distributions from such Contracts, and the total account balances in such Contracts at the time of the Distribution. The Owner of such Individual Retirement Annuities or the Designated Annuitant under Contracts held by Individual Retirement Accounts must annually report to the Internal Revenue Service the amount of nondeductible Premium Payments, the amount of any Distribution, the amount by which nondeductible Premium Payments for all years exceed non-taxable Distributions for all years, and the total balance in all Individual Retirement Annuities and Accounts. Owners should consult a financial consultant, legal counsel or tax advisor to discuss in detail the taxation and the use of the Contracts.


CORPORATE PENSION AND PROFIT-SHARING PLANS

      Code section 401(a) permits employers to establish various types of retirement plans for employees, and permits self-employed individuals to establish retirement plans for themselves and their employees. These retirement plans may permit the purchase of the Contracts to accumulate retirement savings under the plans. Adverse tax consequences to the plan, to the participant or to both may result if this Contract is assigned or transferred to any individual as a means to provide benefit payments.

CODE SECTION 403(b) PLANS

      Under Code section 403(b), payments made by public school systems and certain tax-exempt organizations to purchase annuity contracts for their employees are excludable from the gross income of the employee, subject to certain limitations. However, these payments may be subject to FICA (Social Security) taxes.

      Code section 403(b)(11) restricts the distribution under Code section 403(b) annuity contracts of: (1) elective contributions made in years beginning after December 31, 1988; (2) earnings on those contributions; and (3) earnings in such years on amounts held as of the last year beginning before January 1, 1989. Distribution of those amounts may only occur upon death of the employee, attainment of age 59 1/2, separation from service, disability, or financial hardship. In addition, income attributable to elective contributions may not be distributed in the case of hardship. Employee loans may be available, subject to certain restrictions (see "Loan Privilege - Tax-Sheltered Annuities", page ).

DEFERRED COMPENSATION PLANS


      Code section 457 provides for certain deferred compensation plans. These plans may be offered with respect to service for state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities, and tax-exempt organizations. These plans are subject to various restrictions on contributions and distributions. The plans may permit participants to specify the form of investment for their deferred compensation account. In general, with respect to non-governmental plans all investments are owned by the sponsoring employer and are subject to the claims of the general creditors of the employer. Depending on the terms of the particular plan, a non-government employer may be entitled to draw on deferred amounts for purposes unrelated to its section 457 plan obligations. In general, all amounts received under a section 457 plan are taxable.

INDIVIDUAL RETIREMENT ANNUITIES


         The Contract may be purchased as an Individual Retirement Annuity under
Section 408(b) of the Code. The Owner should seek competent advice as to the tax consequences associated with the use of a Contract as an Individual Retirement Annuity.


         Recent changes to the Code permit the rollover of most Distributions from Qualified Plans to other Qualified Plans or Individual Retirement Accounts. Most Distributions from Tax-Sheltered Annuities may be rolled into another Tax-Sheltered Annuity or Individual Retirement Account. Distributions which may not be rolled over are those which are:

1. one of a series of substantially equal annual (or more frequent) payments made: (a) over the life (or life expectancy) of the employee,
         (b) the joint lives (or joint life expectancies) of the employee and the employee's designated Beneficiary, or (c) for a specified period of ten years or more, or

2.       a required minimum Distribution.

         Any Distribution eligible for rollover will be subject to federal tax withholding at a rate of twenty percent (20%) unless the Distribution is transferred directly to an appropriate plan as described above.


         Individual Retirement Accounts and Individual Retirement Annuities may not provide life insurance benefits. If the Death Benefit exceeds the greater of the cash value of the Contract or the sum of all Premium Payments (less any surrender, the sum of all Withdrawals, or any outstanding loan and accrued interest on such loan), it is possible the Internal Revenue Service could determine that the Individual Retirement Account or Individual Retirement Annuity did not qualify for the desired tax treatment.


The Internal Revenue Service has not reviewed the Contract for qualification as an IRA and has not generally ruled whether a Death Benefit provision such as the provision in the Contract comports with IRA qualification requirements.

SIMPLE RETIREMENT ACCOUNTS

      Beginning January 1, 1997, certain small employers may establish Simple Retirement Accounts as provided by Section 408(p) of the Code, under which employees may elect to defer up to $6000 (as increased for cost of living adjustments) as a percentage of compensation. The sponsoring employer is required to make a matching contribution on behalf of contributing employees. Distributions from a Simple Retirement Account are subject to the same restrictions that apply to IRA distributions and are taxed as ordinary income. Subject to certain exceptions, premature distributions prior to age 59 1/2 are subject to a 10% penalty tax, which is increased to 25% if the distribution occurs within the first two years after the commencement of the employee's participation in the plan. The failure of the Simple Retirement Account to meet Code requirements may result in adverse tax consequences.

DIVERSIFICATION

         The Internal Revenue Service has promulgated regulations under Section 817(h) of the Code relating to diversification standards for the investments underlying a variable annuity contract. The regulations provide that a variable annuity contract which does not satisfy the diversification standards will not be treated as an annuity contract, unless the failure to satisfy the regulations was inadvertent, the failure is corrected, and the Owner or National Life pays an amount to the Internal Revenue Service. The amount will be based on the tax that would have been paid by the Owner if the income, for the period the contract was not diversified, had been received by the Owner. If the failure to diversify is not corrected in this manner, the Owner of an annuity contract will be deemed the owner of the underlying securities and will be taxed on the earnings of his or her account. National Life believes, under its interpretation of the Code and regulations thereunder, that the investments underlying this Contract meet these diversification standards.


         In certain circumstances, owners of variable annuity contracts have been considered for Federal income tax purposes to be the owners of the assets of the Variable Account supporting their contracts due to their ability to exercise investment control over those assets. When this is the case, the contract owners have been currently taxed on income and gains attributable to the variable account assets. There is little guidance in this area, and some features of the Contracts, such as the flexibility of an Owner to allocate Net Premium Payments and transfer Contract Value, have not been explicitly addressed in published rulings. While National Life believes that the Contracts do not give Owners investment control over Variable account assets, National Life reserves the right to modify the Contracts as necessary to prevent an Owner from being treated as the owner of the variable Account assets supporting the Contract.



         TAX LEGISLATION. In past years, legislation has been proposed in the U.S. Congress which would have adversely modified the federal taxation of certain annuity contracts. For example, one such proposal would have adversely affected annuity contracts that do not have "substantial life contingencies" by taxing income as it is credited to the annuity contract. Although Congress is not now actively considering any legislation regarding the taxation of annuity contracts, there is no way of knowing if legislation affecting the taxation of annuity contracts will, at some time, be enacted, or the extent to which any change in the taxation of annuity contracts would be retroactive in effect (i.e., effective prior to the date of enactment).


CHARGE FOR TAX PROVISIONS

         National Life is no longer required to maintain a capital gain reserve liability on Non-Qualified Contracts since capital gains attributable to assets held in the Variable Account for such Contracts are not taxable to National Life. However, National Life reserves the right to implement and adjust the tax charge in the future, if the tax laws change.

ROLLOVER DISTRIBUTIONS

         The Code permits the rollover of most Distributions from Qualified Plans to other Qualified Plans, Individual Retirement Accounts, or Individual Retirement Annuities. Most Distributions from Tax Sheltered Annuities may be rolled into another Tax Sheltered Annuity, an Individual Retirement Account, or an Individual Retirement Annuity. Distributions which may not be rolled over are those which are:

1. one of a series of substantially equal annual (or more frequent) payments made: (a) over the life (or life expectancy) of the employee,
         (b) the joint lives (or joint life expectancies) of the employee and the employee's designated Beneficiary, or (c) for a specified period of ten years or more, or

2.       a required minimum Distribution.

         Any Distribution eligible for rollover will be subject to federal tax withholding at a 20 percent rate unless the Distribution is transferred directly to an appropriate plan as described above. Owner's should consult a financial consultant to discuss in detail a particular tax situation and the use of the Contracts.

RESTRICTIONS UNDER QUALIFIED CONTRACTS

         Other restrictions with respect to the election, commencement, or distribution of benefits may apply under Qualified Contracts or under the terms of the plans in respect of which Qualified Contracts are issued.

GENDER NEUTRALITY

         In 1983, the United States Supreme Court held that optional annuity benefits provided under an employee's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964 vary between men and women on the basis of sex. The Court applied its decision to benefits derived from contributions made on or after August 1, 1983. Lower federal courts have since held that the Title VII prohibition of sex-distinct benefits may apply at an earlier date. In addition, some states prohibit using sex-distinct mortality tables.

         The Contract uses sex-distinct actuarial tables, unless state law requires the use of sex-neutral actuarial tables. As a result, the Contract generally provides different benefits to men and women of the same age. Employers and employee organizations which may consider buying Contracts in connection with any employment-related insurance or benefits program should consult their legal advisors to determine whether the Contract is appropriate for this purpose.

                                  VOTING RIGHTS


         Voting rights under the Contracts apply only with respect to Net Premium Payments or accumulated amounts allocated to the Variable Account.



         In accordance with its view of present applicable law, National Life will vote the shares of the underlying Funds held in the Variable Account at regular and special meetings of the shareholders of the underlying Funds. These shares will be voted in accordance with instructions received from Owners who have an interest in the Variable Account. If the Investment Company Act or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result National Life determines that it is permitted to vote the shares of the underlying Funds in its own right, it may elect to do so.


         The person having the voting interest under a Contract shall be the Owner. The number of underlying Fund shares attributable to each Owner is determined by dividing the Owner's interest in each respective Subaccount of the Variable Account by the net asset value of the underlying Fund corresponding to the Subaccount.

         The number of shares which a person has the right to vote will be determined as of the date to be chosen by National Life not more than 90 days prior to the meeting of the underlying Fund. Voting instructions will be solicited by written communication at least 21 days prior to such meeting.

         Underlying Fund shares held in the Variable Account as to which no timely instructions are received will be voted by National Life in the same proportion as the voting instructions which are received with respect to all Contracts participating in the Variable Account.

         Each person having a voting interest will receive periodic reports relating to the underlying Fund, proxy material and a form with which to give such voting instructions.

                           CHANGES TO VARIABLE ACCOUNT


         National Life reserves the right to create one or more new separate accounts, combine or substitute separate accounts, or to add new investments Funds for use in the Contracts at any time. In addition, if the shares of the underlying Funds described in this prospectus should no longer be available for investment by the Variable Account or if, in the judgment of National Life's management, further investment in such underlying Fund shares should become inappropriate, National Life may eliminate Subaccounts, combine two or more Subaccounts or substitute one or more underlying Funds for other underlying Fund shares already purchased or to be purchased in the future by Premium Payments under the Contract. No substitution of securities in the Variable Account may take place without prior approval of the Securities and Exchange Commission, and under such requirements as it may impose. National Life may also operate the Variable Account as a management investment company under the Investment Company Act, deregister the Variable Account under the Investment Company Act if such registration is no longer required, transfer all or part of the assets of the Variable Account to another separate account or to the Fixed Account (subject to obtaining all necessary regulatory approvals), and make any other changes reasonably necessary under the Investment Company Act or applicable state law.




                                   ADVERTISING

         A "yield" and "effective yield" may be advertised for the Market Street Money Market Portfolio Subaccount. "Yield" is a measure of the net dividend and interest income earned over a specific seven-day period (which period will be stated in the advertisement) expressed as a percentage of the offering price of the Subaccount's units. Yield is an annualized figure, which means that it is assumed that the Subaccount generates the same level of net income over a 52-week period. The "effective yield" is calculated similarly but includes the effect of assumed compounding, calculated under rules prescribed by the Securities and Exchange Commission. The effective yield will be slightly higher than yield due to this compounding effect.

         National Life may also from time to time advertise the performance of the Subaccount of the Variable Account relative to the performance of other variable annuity Subaccounts or underlying Funds with similar or different objectives, or the investment industry as a whole. Other investments to which the Subaccounts may be compared include, but are not limited to: precious metals; real estate; stocks and bonds; closed-end funds; CDs; bank money market deposit accounts and passbook savings; and the Consumer Price Index.

         The Subaccounts of the Variable Account may also be compared to certain market indexes, which may include, but are not limited to: S&P 500; Shearson/Lehman Intermediate Government/Corporate Bond Index; Shearson/Lehman Long-Term Government/Corporate Bond Index; Donoghue Money Fund Average; U.S. Treasury Note Index; Bank Rate Monitor National Index of 2 Year CD Rates; and Dow Jones Industrial Average.

         Normally these rankings and ratings are published by independent tracking services and publications of general interest including, but not limited to: Lipper Analytical Services, Inc., CDA/ Wiesenberger, Morningstar, Donoghue's; magazines such as Money, Forbes, Kiplinger's Personal Finance Magazine, Financial World, Consumer Reports, Business Week, Time, Newsweek, National Underwriter, U.S. News and World Report; rating services such as LIMRA, Value, Best's Agent Guide, Western Annuity Guide, Comparative Annuity Reports; and other publications such as the Wall Street Journal, Barron's, Investor's Daily, and Standard & Poor's Outlook. In addition, Variable Annuity Research & Data Service (The VARDS Report) is an independent rating service that ranks over 500 variable annuity funds based upon total return performance. These rating services and publications rank the performance of the underlying Funds against all underlying Funds over specified periods and against funds in specified categories. The rankings may or may not include the effects of sales or other charges.

         National Life is also ranked and rated by independent financial rating services, among which are Moody's, Standard & Poor's and A.M. Best. The purpose of these ratings is to reflect the financial strength or claims-paying ability of National Life. The ratings are not intended to reflect the investment experience or financial strength of the Variable Account. National Life may advertise these ratings from time to time. In addition, National Life may include in certain advertisements, endorsements in the form of a list of organizations, individuals or other parties which recommend National Life or the Contracts. Furthermore, National Life may occasionally include in advertisements comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets, or discussions of alternative investment vehicles and general economic conditions.


         National Life may from time to time advertise several types of historical performance for the Subaccounts of the Variable Account. National Life may advertise for the Subaccounts standardized "average annual total return", calculated in a manner prescribed by the Securities and Exchange Commission, and nonstandardized "total return". "Average annual total return" will show the percentage rate of return of a hypothetical initial investment of $1,000 for at least the most recent one, five and ten year period, or for a period covering the time the underlying Fund option held in the Subaccount has been in existence, if the underlying Fund option has not been in existence for one of the prescribed periods. This calculation reflects the deduction of all applicable charges made to the Contracts except for premium taxes, which may be imposed by certain states.



         Nonstandardized "total return" will be calculated in a similar manner and for the same time periods as the average annual total return except total return will assume an initial investment of $10,000 and will not reflect the deduction of any applicable Contingent Deferred Sales Charge, which, if reflected, would decrease the level of performance shown. The Contingent Deferred Sales Charge is not reflected because the Contracts are designed for long term investment. An assumed initial investment of $10,000 will be used because that figure more closely approximates the size of a typical Contract than does the $1,000 figure used in calculating the standardized average annual total return quotations.

         The tables below provide performance information for each Subaccount for specified periods ending December 31, 1996. Because all the Subaccounts had not commenced operations as of that date, performance information for the Contracts will be calculated based on the performance of the Fund portfolios and the assumption that the Subaccounts were in existence for the same periods with the level of Contract charges that were in effect at the inception of the Subaccounts.

         All performance information and comparative material advertised by National Life is historical in nature and is not intended to represent or guarantee future results. An Owner's Contract Value at redemption may be more or less than original cost.


         Below are quotations of standardized average annual total return and non-standardized total return calculated as described above, for each of the Subaccounts available within the Variable Account for which there is significant investment history. These figures are based upon historical earnings and are not necessarily representative of future results. The first set of charts assumes that the Enhanced Death Benefit Rider has not been elected by the Owner.



                          NON-STANDARDIZED TOTAL RETURN


                                                    1 YEAR TO        5 YEARS TO     10 YEARS TO       LIFE OF FUND       DATE FUND
                                                    12/31/96         12/31/96       12/31/96          12/31/96           EFFECTIVE
Alger American Small Capitalization                 2.67%             9.42%         N/A  %            18.48%             9/21/88
Alger American Growth                               11.73             14.97         N/A               16.96              1/9/89
Fidelity VIP Fund-Equity Income                     12.65             16.29         12.11             N/A                10/9/86
Fidelity VIP Fund-Growth                            13.07             13.51         13.50             N/A                10/9/86
Fidelity VIP Fund-High Income                       12.39             13.32         9.53              N/A                9/19/85
Fidelity VIP Fund-Overseas                          11.53             7.56          N/A               6.32               1/28/87
Fidelity VIP Fund II-Index 500                      20.97             N/A           N/A               15.37              8/27/92
Fidelity VIP Fund II-Contrafund                     19.48             N/A           N/A               28.38              1/3/95
Market Street Common Stock                          N/A               N/A           N/A               16.50              3/18/96
Market Street Sentinel Growth                       N/A               N/A           N/A               12.88              3/18/96
Market Street Aggressive Growth                     19.27             6.62          N/A               11.95              5/1/89
Market Street Managed                               9.38              9.51          7.31              N/A                12/12/85
Market Street Bond                                  (0.02)            4.61          5.09              N/A                2/24/84
Market Street International                         9.29              8.28          N/A               7.55               11/1/91
Market Street Money Market                          3.69              2.57          4.11              N/A                2/24/84
Strong Special Fund II, Inc.                        16.46             N/A           N/A               17.22              5/8/92
Strong Growth Fund II                               N/A               N/A           N/A               N/A                1/1/97
Van Eck Worldwide Bond                              1.04              2.42          N/A               5.15               9/1/89



                    STANDARDIZED AVERAGE ANNUAL TOTAL RETURN



                                                    1 YEAR TO        5 YEARS TO     10 YEARS TO       LIFE OF FUND       DATE FUND
                                                    12/31/96         12/31/96       12/31/96          12/31/96           EFFECTIVE

Alger American Small Capitalization                 (4.33)%          9.00%          N/A  %            18.48%             9/21/88
Alger American Growth                               4.73             14.62          N/A               16.96              1/9/89
Fidelity VIP Fund-Equity Income                     5.65             15.96          12.11             N/A                10/9/86
Fidelity VIP Fund-Growth                            6.07             13.15          13.50             N/A                10/9/86
Fidelity VIP Fund-High Income                       5.93             12.95          9.53              N/A                9/19/85
Fidelity VIP Fund-Overseas                          4.53             7.11           N/A               6.32               1/28/87
Fidelity VIP Fund II-Index 500                      13.97            N/A            N/A               14.94              8/27/92
Fidelity VIP Fund II-Contrafund                     12.48            N/A            N/A               26.02              1/3/95
Market Street Common Stock                          N/A              N/A            N/A               7.45               3/18/96
Market Street Sentinel Growth                       N/A              N/A            N/A               3.89               3/18/96
Market Street Aggressive Growth                     12.27            6.15           N/A               11.95              5/1/89
Market Street Managed                               2.38             9.09           7.31              N/A                12/12/85
Market Street Bond                                  (7.02)           4.10           5.09              N/A                2/24/84
Market Street International                         2.29             7.84           N/A               7.26               11/1/91
Market Street Money Market                          (3.31)           2.02           4.11              N/A                2/24/84
Strong Special Fund II, Inc.                        9.46             N/A            N/A               16.85              5/8/92
Strong Growth Fund II                               N/A              N/A            N/A               N/A                1/1/97
Van Eck Worldwide Bond                              (5.96)           1.87           N/A               5.15               9/1/89



         The following quotations of standardized and non-standardized total return assume that the Owner has elected the Enhanced Death Benefit Rider:


                          NON-STANDARDIZED TOTAL RETURN


                                                    1 YEAR TO        5 YEARS TO     10 YEARS TO       LIFE OF FUND       DATE FUND
                                                    12/31/96         12/31/96       12/31/96          12/31/96           EFFECTIVE
Alger American Small Capitalization                 2.47%             9.20%         N/A  %            18.24%             9/21/88
Alger American Growth                               11.50             14.74         N/A               16.73              1/9/89
Fidelity VIP Fund-Equity Income                     12.43             16.06         11.88             N/A                10/9/86
Fidelity VIP Fund-Growth                            12.84             13.29         13.28             N/A                10/9/86
Fidelity VIP Fund-High Income                       12.17             13.10         9.31              N/A                9/19/85
Fidelity VIP Fund-Overseas                          11.31             7.35          N/A               6.11               1/28/87
Fidelity VIP Fund II-Index 500                      20.73             N/A           N/A               15.13              8/27/92
Fidelity VIP Fund II-Contrafund                     19.25             N/A           N/A               28.13              1/3/95
Market Street Common Stock                          N/A               N/A           N/A               16.26              3/18/96
Market Street Sentinel Growth                       N/A               N/A           N/A               12.64              3/18/96
Market Street Aggressive Growth                     19.03             6.41          N/A               11.73              5/1/89
Market Street Managed                               9.16              9.29          7.09              N/A                12/12/85
Market Street Bond                                  (0.22)            4.40          4.88              N/A                2/24/84
Market Street International                         9.08              8.06          N/A               7.33               11/1/91
Market Street Money Market                          3.48              2.36          3.90              N/A                2/24/84
Strong Special Fund II, Inc.                        16.23             N/A           N/A               16.99              5/8/92
Strong Growth Fund II                               N/A               N/A           N/A               N/A                1/1/97
Van Eck Worldwide Bond                              0.84              2.22          N/A               4.94               9/1/89



                    STANDARDIZED AVERAGE ANNUAL TOTAL RETURN


                                                    1 YEAR TO        5 YEARS TO     10 YEARS TO       LIFE OF FUND       DATE FUND
                                                    12/31/96         12/31/96       12/31/96          12/31/96           EFFECTIVE
Alger American Small Capitalization                 (4.53)%           8.78%         N/A  %            18.24%             9/21/88
Alger American Growth                               4.50              14.39         N/A               16.73              1/9/89
Fidelity VIP Fund-Equity Income                     5.43              15.73         11.88             N/A                10/9/86
Fidelity VIP Fund-Growth                            5.84              12.92         13.28             N/A                10/9/86
Fidelity VIP Fund-High Income                       5.17              12.73         9.31              N/A                9/19/85
Fidelity VIP Fund-Overseas                          4.31              6.89          N/A               6.11               1/28/87
Fidelity VIP Fund II-Index 500                      13.73             N/A           N/A               14.70              8/27/92
Fidelity VIP Fund II-Contrafund                     12.25             N/A           N/A               25.76              1/3/95
Market Street Common Stock                          N/A               N/A           N/A               7.21               3/18/96
Market Street Sentinel Growth                       N/A               N/A           N/A               3.66               3/18/96
Market Street Aggressive Growth                     12.03             5.94          N/A               11.73              5/1/89
Market Street Managed                               2.16              8.87          7.09              N/A                12/12/85
Market Street Bond                                  (7.22)            3.89          4.88              N/A                2/24/84
Market Street International                         2.08              7.62          N/A               7.04               11/1/91
Market Street Money Market                          (3.52)            1.81          3.90              N/A                2/24/84
Strong Special Fund II, Inc.                        9.23              N/A           N/A               16.62              5/8/92
Strong Growth Fund II                               N/A               N/A           N/A               N/A                1/1/97
Van Eck Worldwide Bond                              6.16              1.66          N/A               4.94               9/1/89



                          DISTRIBUTION OF THE CONTRACTS

         The principal underwriter for the contracts is ESI, which is an SEC-registered broker-dealer firm which is a member of the National Association of Securities Dealers, Inc. ESI is a wholly-owned subsidiary of National Life. It distributes a full line of securities products, including mutual funds, unit investment trusts, and variable insurance contracts, and provides individual securities brokerage services. The maximum commission payable for selling the Contracts will generally be 6.5%; however, during an introductory period of approximately six months to be announced by National Life, the maximum commission payable on Contracts purchased in such state will be 7.0%.


                             STATEMENTS AND REPORTS

         National Life will mail to Owners, at their last known address of record, any statements and reports required by applicable laws or regulations. Owners should therefore give National Life prompt notice of any address change. National Life will send a confirmation statement to Owners each time a transaction is made affecting the Owner's Variable Account Contract Value, such as making additional Premium Payments, transfers, exchanges or Withdrawals. Quarterly statements are also mailed detailing the Contract activity during the calendar quarter. Instead of receiving an immediate confirmation of transactions made pursuant to some types of periodic payment plans (such as a dollar cost averaging program) or salary reduction arrangement, the Owner may receive confirmation of such transactions in their quarterly statements. The Owner should review the information in these statements carefully. All errors or corrections must be reported to National Life immediately to assure proper crediting to the Owner's Contract. National Life will assume all transactions are accurately reported on quarterly statements or confirmation statements unless the Owner notifies National Life otherwise within 30 days after receipt of the statement. National Life will also send to Owners each year an annual report and a semi-annual report containing financial statements for the Variable Account, as of December 31 and June 30, respectively.

                                 OWNER INQUIRIES


         Owner inquiries may be directed to National Life Insurance Company by writing to it at National Life Drive, Montpelier, Vermont 05604, or calling 1-800-527-7003.


                                LEGAL PROCEEDINGS

         There are no material legal proceedings involving National Life or the Variable Account, other than ordinary routine litigation incidental to the business to which National Life is a party or to which any of its property is the subject. ESI is not engaged in any litigation of any material nature.


            TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION


National Life Insurance Company.......................................
Additional Contract Provisions........................................
         The Contract.................................................
         Misstatement of Age or Sex...................................
         Dividends....................................................
         Assignment...................................................
Calculation of Yields and Total Returns...............................
         Money Market Subaccount Yields...............................
         Other Subaccount Yields......................................
         Average Annual Total Returns.................................
         Other Total Returns..........................................
         Effect of the Annual Contract Fee on Performance Data........
Distribution of the Contracts ........................................
Safekeeping of Account Assets.........................................
State Regulation......................................................
Records and Reports...................................................
Legal Matters.........................................................
Experts
Other Information.....................................................
Financial Statements
         1996-1995 Financial Statements...............................
         1995-1994 Statutory Basis Financial Statements...............

                                     PART B

                      STATEMENT OF ADDITIONAL INFORMATION

PART B

ITEM OF FORM N-4                     PART B CAPTION

15. Cover Page ......................Cover Page

16. Table of Contents ...............Table of Contents

17. General Information and
     History ........................NATIONAL LIFE INSURANCE
                                     COMPANY

18. Services

     (a)  Fees and Expenses of
          Registrant ................Charges and Deductions
                                     (prospectus)
     (b)  Management Contracts ......N/A
     (c)  Custodian .................Safekeeping of Account
                                     Assets
          Independent Public
          Accountant ................Experts
     (d)  Assets of Registrant ......The Variable Account
                                     (prospectus)
     (e)  Affiliated Persons ........N/A
     (f)  Principal Underwriter .....Distribution of the
                                     Contracts

19. Purchase of Securities
     Being Offered ..................Distribution of the
                                     Contracts
     Offering Sales Load ............N/A

20. Underwriters ....................Distribution of the
                                     Contracts

21. Calculation of Performance
    Data ............................Calculation of Yields and
                                     Total Returns

22. Annuity Payments ................Annuity Payment Options
                                     (prospectus)

23. Financial Statements ............Financial Statements

PART C -- OTHER INFORMATION

ITEM OF FORM N-4                     PART C CAPTION

24. Financial Statements
     and Exhibits ...................Financial Statements and
                                     Exhibits

    (a)  Financial Statements .......(a)  Financial Statements
    (b)  Exhibits ...................(b)  Exhibits


25. Directors and Officers
    of the Depositor ................Directors and Officers of
                                     the Depositor

26. Persons Controlled By or
     Under Common Control with the
     Depositor or Registrant ........Persons Controlled By or
                                     Under Common Control with
                                     the Depositor or
                                     Registrant

27. Number of Contractowners ........Number of Contract Owners

28. Indemnification .................Indemnification

29. Principal Underwriters ..........Principal Underwriter

30. Location of Accounts
    and Records .....................Location of Books and
                                     Records

31. Management Services .............Management Services

32. Undertakings ....................Undertakings and
                                     Representations

    Signature Page ..................Signatures

                         NATIONAL LIFE INSURANCE COMPANY





                       STATEMENT OF ADDITIONAL INFORMATION



                      NATIONAL VARIABLE ANNUITY ACCOUNT II




                 THE SENTINEL ADVANTAGE VARIABLE ANNUITY CONTRACT




                                   OFFERED BY
                         NATIONAL LIFE INSURANCE COMPANY
                               National Life Drive
                            Montpelier, Vermont 05604





           This Statement of Additional Information expands upon subjects discussed in the current Prospectus for the above-named Sentinel Advantage Variable Annuity Contract ("Contract") offered by National Life Insurance Company. You may obtain a copy of the Prospectus dated ________________ by calling 1-800-537-7003, or writing to National Life Insurance Company, One National Life Drive, Montpelier, Vermont 05604. Definitions of terms used in the current Prospectus for the Contract are incorporated in this Statement of Additional Information.



                   THIS STATEMENT OF ADDITIONAL INFORMATION IS
                   NOT A PROSPECTUS AND SHOULD BE READ ONLY IN
                CONJUNCTION WITH THE PROSPECTUS FOR THE CONTRACT.



Dated __________, 1997

                                TABLE OF CONTENTS



National Life Insurance Company.................................................
Additional Contract Provisions..................................................
         The Contract...........................................................
         Misstatement of Age or Sex.............................................
         Dividends..............................................................
         Assignment.............................................................
Calculation of Yields and Total Returns.........................................
         Money Market Subaccount Yields.........................................
         Other Subaccount Yields................................................
         Average Annual Total Returns...........................................
         Other Total Returns....................................................
         Effect of the Annual Contract Fee on Performance Data..................
Distribution of the Contracts ..................................................
Safekeeping of Account Assets...................................................
State Regulation................................................................
Records and Reports.............................................................
Legal Matters...................................................................
Experts
Other Information...............................................................
Financial Statements
         1996-1995 Financial Statements.........................................
         1995-1994 Statutory Basis Financial Statements.........................

                         NATIONAL LIFE INSURANCE COMPANY

         National Life Insurance Company ("National Life") has operated as a mutual life insurance company since 1848 under a charter granted by the State of Vermont, and has done business continuously as "National Life Insurance Company."


                         ADDITIONAL CONTRACT PROVISIONS

The Contract

         The entire contract is made up of the Contract and the application. The statements made in the application are deemed representations and not warranties. National Life cannot use any statement in defense of a claim or to void the Contract unless it is contained in the application and a copy of the application is attached to the Contract at issue.

Misstatement of Age or Sex


         If the age or sex of the Chosen Human Being has been misstated, the amount which will be paid is that which is appropriate to the correct age and sex.





         If an underpayment is made because of an error in age or sex, the underpayment, with interest at 6% compounded annually, will be paid in one sum by National Life.

Dividends

      The Contract is participating; however, no dividends are expected to be paid on the Contract. If dividends are ever declared, they will be paid in cash.

Assignment

         Where permitted, the Owner may assign some or all of the rights under the Contract at any time during the lifetime of the Annuitant prior to the Annuitization Date. Such assignment will take effect upon receipt and recording by National Life at its Home Office of a written notice executed by the Owner. National Life assumes no responsibility for the validity or tax consequences of any assignment. National Life shall not be liable as to any payment or other settlement made by National Life before recording of the assignment. Where necessary for the proper administration of the terms of the Contract, an assignment will not be recorded until National Life has received sufficient direction from the Owner and assignee as to the proper allocation of Contract rights under the assignment.


         Any portion of Contract Value which is pledged or assigned shall be treated as a Distribution and shall be included in gross income to the extent that the cash value exceeds the investment in the Contract for the taxable year in which assigned or pledged. In addition, any Contract Values assigned may, under certain conditions, be subject to a tax penalty equal to 10% of the amount which is included in gross income.

entire Contract Value may cause the portion of the Contract Value which exceeds the total investment in the Contract and previously taxed amounts to be included in gross income for federal income tax purposes each year that the assignment is in effect. Qualified Contracts are not eligible for assignment.




                     CALCULATION OF YIELDS AND TOTAL RETURNS

         From time to time, National Life may disclose yields, total returns, and other performance data pertaining to the Contracts or a Subaccount. Such performance data will be computed, or accompanied by performance data computed, in accordance with the standards defined by the Securities and Exchange Commission.

         Because of the charges and deductions imposed under a Contract, the yield for the Subaccounts will be lower than the yield for their respective Portfolios. The calculations of yields, total returns, and other performance data do not reflect the effect of any premium tax that may be applicable to a particular Contract. Premium taxes currently rate from 0% to 3.5% of premium based on the state in which the Contract is sold.

Money Market Subaccount Yields

         From time to time, advertisements and sales literature may quote the current annualized yield of the Money Market Subaccount for a seven-day period in a manner which does not take into consideration any realized or unrealized gains or losses on shares of the Market Street Money Market Portfolio or on its portfolio securities.


         This current annualized yield is computed by determining the net change (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation) at the end of the seven-day period in the value of a hypothetical account under a Contract having a balance of 1 unit of the Money Market Subaccount at the beginning of the period, dividing such net change in account value by the value of the hypothetical account at the beginning of the period to determine the base period return, and annualizing this quotient on a 365-day basis. The net change in account value reflects: 1) net income from the Portfolio attributable to the hypothetical account; and 2) charges and deductions imposed under the Contract which are attributable to the hypothetical account. The charges and deductions include the per unit charges for the hypothetical account for: 1) the Annual Contract Fee; 2) Administration Charge; and 3) the Mortality and Expense Risk Charge. For purposes of calculating current yields for a Contract, an average per unit Annual Contract Fee is used based on the $30 Annual Contract Fee deducted at the beginning of each Contract Year. For the class of Contracts with the Enhanced Death Benefit Rider, the charge for that optional benefit will be included. Current Yield will be calculated according to the following formula:


         Current Yield = ((NCS - ES) /UV) x (365/7)

         Where:

         NCS = the net change in the value of the Portfolio (exclusive of realized gains or losses on the sale of securities and unrealized appreciation and depreciation) for the seven-day period attributable to a hypothetical account having a balance of 1 Subaccount unit.

         ES = per unit expenses attributable to the hypothetical account for the seven-day period.

         UV =          The unit value on the first day of the seven-day period.

         The effective yield of the Money Market Subaccount determined on a compounded basis for the same seven-day period may also be quoted.

         The effective yield is calculated by compounding the unannualized base period return according to the following formula:


                                               365/7
         Effective Yield = (1 + (NCS - ES)/UV))      - 1


         Where:

         NCS = the net change in the value of the Portfolio (exclusive of realized gains or losses on the sale of securities and unrealized appreciation and depreciation) for the seven-day period attributable to a hypothetical account having a balance of 1 Subaccount unit.

         ES = per unit expenses attributable to the hypothetical account for the seven day period.

         UV =          The unit value on the first day of the seven-day period.

         Because of the charges and deductions imposed under the Contract, the yield for the Money Market Subaccount will be lower than the yield for the Market Street Money Market Portfolio.


         The current yield for the Money Market Subaccount as of December 31, 1996 was 3.66%, and the effective yield for that Subaccount as of the same date was 3.72%. These yields were calculated based on the performance of the Market Street Money Market Portfolio for the seven days ended December 31, 1996, and the assumption that the Money Market Subaccount was in existence for this period with the level of Contract charges that was in effect at the inception of the Money Market Subaccount.


         The current and effective yields on amounts held in the Money Market Subaccount normally will fluctuate on a daily basis. THEREFORE, THE DISCLOSED YIELD FOR ANY GIVEN PAST PERIOD IS NOT AN INDICATION OR REPRESENTATION OF FUTURE YIELDS OR RATES OF RETURN. The Money Market Subaccount's actual yield is affected by changes in interest rates on money market securities, average portfolio maturity of the Market Street Money Market Portfolio, the types of quality of portfolio securities held by the Market Street Money Market Portfolio and the Market Street Money Market Portfolio's operating expenses. Yields on amounts held in the Money Market Subaccount may also be presented for periods other than a seven-day period.

Other Subaccount Yields

         From time to time, sales literature or advertisements may quote the current annualized yield of one or more of the Subaccounts (except the Money Market Subaccount) for a Contract for 30-day or one-month periods. The annualized yield of a Subaccount refers to income generated by the Subaccount over a specific 30-day or one-month period. Because the yield is annualized, the yield generated by a Subaccount during a 30-day or one-month period is assumed to be generated each period over a 12-month period.

         The yield is computed by: 1) dividing the net investment income of the Portfolio attributable to the Subaccount units less Subaccount expenses for the period; by (2) the maximum offering price per unit on the last day of the period times the daily average number of units outstanding for the period; by 3) compounding that yield for a six-month period; and by 4) multiplying that result by 2. Expenses attributable to the Subaccount include the Annual Contract Fee, the Administration Charge and the Mortality and Expense Risk Charge. For the class of Contracts with the Enhanced Death Benefit Rider, the charge for that optional benefit will be included. For purposes of calculating the 30-day or one -month yield, an average Annual Contract Fee per dollar of Contract Value in the Variable Account is used to determine the amount of the charge attributable to the Subaccount for the 30-day or one-month period. The 30-day or one-month yield is calculated according to the following formula:


                                               6
         Yield = 2 x (((NI - ES)/(U x UV)) + 1) -1)

         Where:

         NI = net income of the Portfolio for the 30-day or one-month period attributable to the Subaccount's units.

         ES = expenses of the Subaccount for the 30-day or one-month period.

         U  = the average number of units outstanding.

         UV = the unit value at the close (highest) of the last day in the 30-day or one-month period.

         Because of the charges and deductions imposed under the Contracts, the yield for the Subaccount will be lower than the yield for the corresponding Fund.

         The yield on the amounts held in the Subaccounts normally will fluctuate over time. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The Subaccount's actual yield is affected by the types and quality of portfolio securities held by the Portfolio and its operating expenses.

         Yield calculations do not take into account the Surrender Charge under the Contract equal to from 1% to 7% of premiums paid during the seven years prior to the surrender or Withdrawal (including the year in which the surrender is made) on amounts surrendered or withdrawn under the Contract. A Surrender Charge will not be imposed on Withdrawals in any Contract Year on an amount up to 15% of the Contract Value as of the most recent Contract Anniversary. However, if a Contract is subsequently surrendered within a year after taking a Withdrawal that benefits from the CDSC-free provision, then a CDSC will be assessed at the time of the surrender as if the surrender had been taken as a single step.

Average Annual Total Returns

         From time to time, sales literature or advertisements may also quote average annual total returns for periods prior to the date the Variable Account commenced operations. For those periods, performance information for the Contracts will be calculated based on the performance of the Fund Portfolios and the assumption that the Subaccounts were in existence for the same periods with the level of Contract charges that were in effect at the inception of the Subaccounts.


         Average annual total returns represent the average annual compounded rates of return that would equate an initial investment of $1,000 under a Contract to the redemption value of that investment as of the last day of each of the periods. The ending date for each period for which total return quotations are provided will be for the most recent month-end practicable, considering the type and media of the communication and will be stated in the communication.


         For purposes of calculating average annual total return, an average per dollar Annual Contract fee attributable to the hypothetical account for the period is used. The calculation also assumes surrender of the Contract at the end of the period for the return quotation. Total returns will therefore reflect a deduction of the CDSC for any period less than seven years. The average annual total return will then be calculated according to the following formula:


         TR =     ( ( ERV/P) 1/N) - 1

         Where:

         TR = the average annual total return net of Subaccount recurring charges.

         ERV= the ending redeemable value (net of any applicable surrender charge) of the hypothetical account at the end of the period.

         P  =         a hypothetical initial payment of $1,000.

         N  =         the number of years in the period.





         The Funds have provided the total return information, including the Fund total return information used to calculate the total returns of the Subaccounts for periods prior to the inception of the Subaccounts. The Alger American Fund, Variable Insurance Products Fund, Variable Insurance Product Fund II, Strong Special Fund II, Inc. and Strong Variable Insurance Funds Inc. are not affiliated with National Life.



         Average annual total return may be calculated either taking into account or not taking into account the impact of the Enhanced Death Benefit Rider.

         Such average annual total return information for the Subaccounts is set forth in the Prospectus.

Other Total Returns


         From time to time, sales literature or advertisements may also quote average annual total returns that do not reflect the Surrender Charge. These are calculated in exactly the same way as average annual total returns described above, except that the ending redeemable value of the hypothetical account for the period is replaced with an ending value for the period that does not take into account any charges on amounts surrendered or withdrawn, and that the initial investment is assumed to be $10,000 rather than $1,000. Such information is also set forth in the Prospectus.


         National Life may disclose Cumulative Total Returns in conjunction with the standard formats described above. The Cumulative Total Returns will be calculated using the following formula:

         CTR =        (ERV/P) - 1

Where:

         CTR = The Cumulative Total Return net of Subaccount recurring charges for the period.

         ERV = The ending redeemable value of the hypothetical investment at the end of the period.

         P =          A hypothetical single payment of $1,000.




Effect of the Annual Contract Fee on Performance Data

         The Contract provides, for all Contracts with a Contract Value of less than $50,000 on the Date of Issue or any subsequent Contract Anniversary, for a $30 Annual Contract Fee to be deducted annually at the beginning of each Contract Year, from the Subaccounts and the unloaned portion of the Fixed Account based on the proportion that the value of each such account bears to the total Contract Value. For purposes of reflecting the Annual Contract Fee in the yield and total return quotations, the Annual Contract Fee is converted into a per-dollar per-day charge. The per-dollar per-day charge has been estimated based on the distribution of National Life's non-variable single premium deferred annuity block of business.

The per-dollar per-day average charge will then be adjusted to reflect the basis upon which the particular quotation is calculated.



                          DISTRIBUTION OF THE CONTRACTS

        The principal underwriter for the Contracts is Equity Services, Inc., a wholly-owned subsidiary of the Company. The Contracts will be offered on a continuous basis and will be sold by licensed insurance agents in the states where the Contracts may lawfully be sold. Such agents will be representatives of broker-dealers registered under the Securities Exchange Act of 1934 who are members of the National Association of Securities Dealers, Inc. Broker-dealers other than Equity Services, Inc. will have executed Selling Agreements with Equity Services, Inc.


                          SAFEKEEPING OF ACCOUNT ASSETS

        National Life holds the title to the assets of the Variable Account. The assets are kept physically segregated and held separate and apart from the Company's General Account assets and from the assets in any other separate account.

         Records are maintained of all purchases and redemptions of Fund shares held by each of the Subaccounts.


                                STATE REGULATION

        National Life is subject to regulation and supervision by the Insurance Department of the State of Vermont which periodically examines its affairs. It is also subject to the insurance laws and regulations of all jurisdictions where it is authorized to do business. A copy of the Contract form has been filed with, and where required approved by, insurance officials in each jurisdiction where the Contracts are sold. National Life is required to submit annual statements of its operations, including financial statements, to the insurance departments of the various jurisdictions in which it does business for the purposes of determining solvency and compliance with local insurance laws and regulations.


                               RECORDS AND REPORTS

        National Life will maintain all records and accounts relating to the Variable Account. As presently required by the Investment Company Act of 1940 and regulations promulgated thereunder, reports containing such information as may be required under the Act or by any other applicable law or regulation will be sent to Contract Owners semi-annually at the last address known to the Company.


                                  LEGAL MATTERS


         All matters relating to Vermont law pertaining to the Contracts, including the validity of the Contracts and National Life's authority to issue the Contracts, have been passed upon by D. Russell Morgan, Counsel of National Life. Sutherland, Asbill & Brennan L.L.P.

of Washington, D.C. has provided advice on certain matters relating to the Federal securities laws.


                                     EXPERTS


         The financial statements of National Life as of and for the years ended December 31, 1996 and 1995, and the statutory basis financial statements of National Life as of and for the years ended December 31, 1995 and 1994, which are included in this Statement of Additional Information and in the registration statement, have been audited by Price Waterhouse LLP, independent auditors, of National Life Building - 2nd Floor, One National Life Drive, Montpelier, Vermont 05602, as set forth in their report included herein, and are included herein in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.



                                OTHER INFORMATION

        A registration statement has been filed with the SEC under the Securities Act of 1933 as amended, with respect to the Contracts discussed in this Statement of Additional Information. Not all the information set forth in the registration statement, amendments and exhibits thereto has been included in this Statement of Additional Information. Statements contained in this Statement of Additional Information concerning the content of the Contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC at 450 Fifth Street, N.W., Washington, DC 20549.


                              FINANCIAL STATEMENTS


        National Life's financial statements as of and for the years ended December 31, 1996 and 1995 and the statutory basis financial statements as of and for the years ended December 31, 1995 and 1994, which are included in this Statement of Additional Information, should be considered only as bearing on National Life's ability to meet its obligations under the Contracts. They should not be considered as bearing on the investment performance of the assets held in the Variable Account.

                        NATIONAL LIFE INSURANCE COMPANY



                                   * * * * *



                              FINANCIAL STATEMENTS



                                   * * * * *



                           DECEMBER 31, 1996 AND 1995

                       [PRICE WATERHOUSE LLP LETTERHEAD]







                       Report of Independent Accountants





April 15, 1997




To the Board of Directors and
Policyowners of National Life Insurance Company




In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations and policyowners' equity, and cash flows present fairly, in all material respects, the financial position of National Life Insurance Company and its subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



As discussed in Note 2, the Company changed its accounting policies to adopt pronouncements of the Financial Accounting Standards Board, which are effective for 1996 financial statements and require restatement of all prior periods presented.





/s/ PRICE WATERHOUSE LLP

NATIONAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET



DECEMBER 31,
---------------------------------------------------------------------------------------------------------
(In Thousands)                                                                   1996               1995
---------------------------------------------------------------------------------------------------------
ASSETS:
 Cash and cash equivalents                                               $    268,235     $      310,905
 Debt and equity securities
     Available-for-sale, at fair value                                      4,393,046          3,240,480
     Held-to-maturity, at amortized cost                                      590,700            477,708
  Mortgage loans                                                              907,024            649,892
  Policy loans                                                                796,193            735,852
  Real estate investments                                                      99,442             97,612
  Other invested assets                                                        78,596             25,733
---------------------------------------------------------------------------------------------------------

     Total cash and invested assets                                         7,133,236          5,538,182

  Deferred policy acquistion costs                                            421,584            327,629
  Due and accrued investment income                                           120,753             96,852
  Premiums and fees receivable                                                 25,874             23,648
  Deferred income taxes                                                        33,514              1,924
  Amounts recoverable from reinsurers                                         190,873            161,997
  Present value of future profits of insurance acquired                        80,957                -
  Property and equipment, net                                                  64,302             62,418
  Other assets                                                                 51,453             49,810
  Separate account assets                                                     181,771            177,890
---------------------------------------------------------------------------------------------------------

     Total assets                                                        $  8,304,317     $    6,440,350
=========================================================================================================

LIABILITIES:
 Policy liabilities:
   Policy benefit liabilities                                            $  3,701,597     $    3,484,844
   Policyowners' account balances                                           3,051,973          1,431,386
   Policyowners' deposits                                                      37,524             36,642
   Policy claims payable                                                       31,217             25,545
   Policyowners' dividends                                                     51,792             47,025
 Other liabilities and accrued expenses                                       394,127            396,407
 Debt                                                                          82,682             69,679
 Separate account liabilities                                                 165,234            167,162
---------------------------------------------------------------------------------------------------------

     Total liabilities                                                      7,516,146          5,658,690
---------------------------------------------------------------------------------------------------------

MINORITY INTERESTS                                                             39,263              1,569

POLICYOWNERS' EQUITY:
 Net unrealized gain on available-for-sale securities                          28,867             77,173
 Retained earnings                                                            720,041            702,918
---------------------------------------------------------------------------------------------------------
     Total policyowners' equity                                               748,908            780,091
---------------------------------------------------------------------------------------------------------

     Total liabilities, minority interests and policyowners' equity      $  8,304,317     $    6,440,350
=========================================================================================================

   The accompanying notes are an integral part of these financial statements.

NATIONAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS AND POLICYOWNERS' EQUITY



FOR THE YEARS ENDED DECEMBER 31,
----------------------------------------------------------------------------------------------------
(In Thousands)                                                              1996             1995
----------------------------------------------------------------------------------------------------
REVENUES:
 Insurance premiums                                                   $    406,286     $    418,227
 Universal life and investment-type policy charges                          41,745           36,900
 Net investment income                                                     517,268          396,079
 Realized investment (losses) gains                                         (2,070)          33,925
 Investment advisory fees                                                   42,256           34,278
 Other income                                                               21,278           19,845
----------------------------------------------------------------------------------------------------

   Total revenue                                                         1,026,763          939,254
----------------------------------------------------------------------------------------------------

BENEFITS AND EXPENSES:
 Policy benefits                                                           297,564          278,123
 Policyowners' dividends                                                   105,690           98,952
 Interest credited to policyowners' account balances                       170,955           90,037
 Increase in reserves                                                      166,668          187,433
 Operating expenses                                                        148,716          124,425
 Commissions and expense allowances                                         95,517           80,050
 Deferral of acquisition costs                                             (53,600)         (44,331)
 Amortization of deferred policy acquisition costs                          40,248           42,234
----------------------------------------------------------------------------------------------------

   Total benefits and expenses                                             971,758          856,923
----------------------------------------------------------------------------------------------------

Income before income taxes and minority interests                           55,005           82,331

  Income taxes                                                              31,957           31,365
  Minority interests in subsidiary earnings                                  5,925            2,968
----------------------------------------------------------------------------------------------------

NET INCOME                                                                  17,123           47,998

RETAINED EARNINGS:
  Beginning of year                                                        702,918          654,920
----------------------------------------------------------------------------------------------------

  End of year                                                         $    720,041     $    702,918
====================================================================================================



NET UNREALIZED GAIN (LOSS) ON AVAILABLE-FOR-SALE SECURITIES:
  Beginning of year                                                   $     77,173     $    (23,195)
  Change during year                                                       (48,306)         100,368
----------------------------------------------------------------------------------------------------

  End of year                                                         $     28,867     $     77,173
====================================================================================================


   The accompanying notes are an integral part of these financial statements.

NATIONAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOW



FOR THE YEARS ENDED DECEMBER 31,
------------------------------------------------------------------------------------------------------------
(In Thousands)                                                                     1996              1995
------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                                   $     17,123     $      47,998

Adjustments to reconcile net income to net cash provided by operations:
   Change in due and accrued investment income                                     (1,502)           (4,785)
   Realized investment gains                                                       (2,070)          (33,925)
   Change in policy benefit liabilities                                           144,723           146,727
   Change in deferred policy acquisition costs                                     (9,956)           (2,097)
   Depreciation                                                                     4,283             3,709
   Change in policyowners' dividends                                                4,975            (5,102)
   Change in deferred income taxes                                                (13,646)           (9,771)
   Other                                                                           (8,538)           30,154
------------------------------------------------------------------------------------------------------------

     Net cash provided by operating activities                                    135,392           172,908
------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sales of investments                                            2,157,236         1,814,927
  Investment maturities and repayments                                            340,412            89,919
  Cost of investments acquired                                                 (2,714,560)       (2,126,075)
  Acquisition of LSW National Holdings, net                                       (81,551)              -
  Other                                                                             4,793            27,587
------------------------------------------------------------------------------------------------------------

     Net cash used by investing activities                                       (293,670)         (193,642)
------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Policyowners' account balances:
    Deposits, including interest credited                                         535,932           279,889
    Withdrawals, including policy charges                                        (418,775)         (239,354)
  Net (decrease) increase in borrowings under repurchase agreements               (51,013)           51,013
  Net increase in securities lending liabilities                                   31,717            31,489
  Other                                                                            17,747             3,012
------------------------------------------------------------------------------------------------------------

    Net cash provided by financing activities                                     115,608           126,049
------------------------------------------------------------------------------------------------------------

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                              (42,670)          105,315

CASH AND CASH EQUIVALENTS:
  Beginning of year                                                               310,905           205,590
------------------------------------------------------------------------------------------------------------

  End of year                                                                $    268,235     $     310,905
============================================================================================================

   The accompanying notes are an integral part of these financial statements.

NATIONAL LIFE INSURANCE COMPANY and SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1996 and 1995



NOTE 1 - NATURE OF OPERATIONS



National Life Insurance Company (National Life) was chartered in 1848 and is among ten oldest insurance companies and the 25 largest mutual life insurance companies in the United States. National Life is also known by its registered trade name "National Life of Vermont". National Life employs about 1,000 people in its home office in Montpelier, Vermont. As a mutual life insurance company, National Life has no shareholders. With its affiliates and subsidiaries, National Life offers a broad range of financial services and products, including life insurance, annuities, disability income insurance and mutual funds.



National Life primarily develops and distributes traditional and universal individual life insurance and annuity products. National Life markets its products primarily to small business owners, professionals and high net worth individuals by providing financial solutions in the form of estate, business succession and retirement planning, deferred compensation and other key executive fringe benefit plans. Insurance and annuity products are primarily distributed through about 50 general agencies in major metropolitan areas throughout the United States. National Life also distributes its products through brokers and banks. National Life has more than 250,000 policyowners and is licensed to do business in all 50 states and the District of Columbia.
About 27% of National Life's total collected premiums are from residents of New York and California.



Through affiliates National Life also distributes and provides investment advisory and administrative services to the Sentinel Funds, a family of twelve mutual funds that is one of America's oldest mutual funds. The Sentinel Funds' $2.3 billion of net assets are managed on behalf of about 102,300 individual, corporate and institutional shareholders worldwide.



During 1996, National Life acquired a majority interest in Life Insurance Company of the Southwest (LSW), a Dallas, Texas based financial services company specializing in annuities. LSW is licensed in all states but New York. LSW's customer focus has been mainly on teachers and employees of non-profit institutions, with particular concentration in the west and the southwest. About 60% of LSW's total collected premiums are from residents of California, Texas and Florida.



NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES



BASIS OF PRESENTATION



The accompanying consolidated financial statements of National Life and subsidiaries have been prepared in conformity with generally accepted accounting principles (GAAP).



The consolidated financial statements include the accounts of National Life Insurance Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.



The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ACCOUNTING CHANGES



Prior to these 1996 financial statements, National Life prepared its financial statements in accordance with statutory accounting practices prescribed or permitted by the State of Vermont Department of Banking, Insurance, Securities and Health Care Administration, its domicillary insurance regulator. Prior to 1996, statutory basis financial statements were considered in conformity with GAAP for mutual life insurance companies.



In 1993 through 1995, the Financial Accounting Standards Board and the American Institute of Certified Public Accountants issued certain pronouncements that redefined generally accepted accounting principles for mutual life insurance companies. Beginning in 1996, statutory basis financial statements are no longer considered in conformity with GAAP.



The accompanying GAAP financial statements apply all applicable authoritative accounting pronouncements required to meet the new standards. The 1995 information included in these financial statements has been restated on a GAAP basis to enhance comparability with the 1996 information, consistent with the transition provisions of the new accounting standards. The cumulative effect on 1995 beginning policyowners' equity was as follows (in thousands):



                                                                        Effect on beginning
                                                                       policyowners' equity
--------------------------------------------------------------------------------------------
Asset valuation reserve                                                     $     49,681
Interest maintenance reserve                                                      31,663
Surplus notes                                                                    (69,675)
Non-admitted assets                                                               16,492

Investments                                                                        7,294
Deferred policy acquisition costs                                                437,516
Deferred income taxes                                                             33,292
Policy liabilities                                                              (174,976)
Policyowners' dividends                                                           60,945
Benefit plans                                                                    (40,113)
Net unrealized loss on available-for-sale securities                             (23,195)
Other changes, net                                                               (14,133)
--------------------------------------------------------------------------------------------
     Increase in policyowners' equity from conversion to GAAP                    314,791
     Statutory surplus, December, 31, 1994; as previously reported               316,934
--------------------------------------------------------------------------------------------
         GAAP policyowners' equity, January 1, 1995                         $    631,725
============================================================================================

January 1, 1995:
     Net unrealized loss on available-for-sale securities                   $    (23,195)
     Retained earnings                                                           654,920
--------------------------------------------------------------------------------------------
         Total policyowners' equity                                         $    631,725
============================================================================================



INVESTMENTS



Cash and cash equivalents include highly liquid debt instruments purchased with remaining maturities of three months or less.



Debt and equity securities are designated as available-for-sale or held-to-maturity where the company has the ability and intent to hold securities to maturity. Available-for-sale securities are reported at estimated fair value. Held-to-maturity securities are reported at amortized cost. Debt and equity securities that experience declines in value that are other than temporary are written down with a corresponding charge to realized losses.



Mortgage loans are reported at amortized cost, less valuation allowances for the excess, if any, of the amortized cost of impaired loans over the estimated fair value of the related collateral. Changes in valuation allowances are included in realized gains and losses.



Policy loans are reported at their unpaid balance and are fully collateralized by related cash surrender values.



Real estate investments are reported at depreciated cost. Real estate acquired in satisfaction of debt is transferred to real estate at the lower of the recorded investment in the loan, including accrued interest, or estimated fair value.



Realized investment gains and losses are recognized using the specific identification method and include changes in valuation allowances. Changes in the estimated fair values of available-for-sale debt and equity securities are reflected in policyowners' equity after adjustments for related deferred policy acquisition costs, present value of future profits of insurance acquired and income taxes.



DEFERRED POLICY ACQUISITION COSTS



Commissions and other costs of acquiring new business that vary with and are primarily related to the production of new business are generally deferred.



Deferred policy acquisition costs for participating life insurance, universal life insurance and investment-type annuities are amortized in relation to estimated gross margins or profits. Amortization is adjusted retrospectively for actual experience and when estimates of future gross margins or profits are revised. Balances of deferred policy acquisition costs for these products are adjusted for related unrealized gains and losses on available-for-sale securities through policyowners' equity, net of related income taxes.



Deferred policy acquisition costs for non-participating term life insurance and disability income insurance is amortized in relation to premium income using assumptions consistent with those used in computing policy benefit liabilities.



Balances of deferred policy acquisition costs are regularly evaluated for recoverability from product margins or profits.



PRESENT VALUE OF FUTURE PROFITS OF INSURANCE ACQUIRED



Present value of future profits of insurance acquired is the actuarially-determined present value of future projected profits from policies in force at the date of their acquisition, and is amortized in relation to gross profits of those policies.



PROPERTY AND EQUIPMENT



Property and equipment is reported at depreciated cost. Real property is depreciated over 40 years using the straight line method. Furniture and equipment is depreciated using accelerated depreciation methods over 7 years and 5 years, respectively.



SEPARATE ACCOUNTS



Separate accounts are segregated funds relating to certain variable annuity and variable life policies, and National Life's pension plans. Separate account assets are primarily common stocks, bonds, mortgage loans, and real estate and are carried at estimated fair value. Separate account liabilities reflect separate account policyowners' interests in separate account assets, include the actual investment performance of the respective accounts and are not guaranteed. Separate account results relating to these policyowners' interests are excluded from revenues and expenses.

POLICY LIABILITIES



Policy benefit liabilities for participating life insurance are developed using the net level premium method, with interest and mortality assumptions used in calculating policy cash surrender values. Participating life insurance terminal dividends are accrued in relation to gross margins.



Policy benefit liabilities for non-participating life insurance, disability income insurance and certain annuities are developed using the net level premium method, with assumptions for interest, mortality, morbidity, withdrawals and expenses based principally on company experience.



Policyowners' account balances for universal life insurance and investment-type annuities represent amounts that inure to the benefit of the policyowners (before surrender charges).



POLICYOWNERS' DIVIDENDS



Policyowners' dividends are the pro-rata amount of dividends earned that will be paid or credited at the next policy anniversary. Dividends are based on a scale that seeks to reflect the relative contribution of each group of policies to National Life's overall operating results. The dividend scale is approved annually by National Life's Board of Directors.



RECOGNITION OF INSURANCE INCOME AND RELATED EXPENSES



Premiums from traditional life and certain annuities are recognized as revenue when due from the policyowner. Benefits and expenses are matched with income by providing for policy benefit liabilities and the deferral and amortization of policy acquisition costs so as to recognize profits over the life of the policies.



Premiums from universal life and investment-type annuities are reported as increases in policyowners' account balances. Revenues for these policies consist of mortality charges, policy administration charges and surrender charges deducted from policyowners' account balances. Policy benefits charged to expense include benefit claims in excess of related policyowners' account balances.



Premiums from disability income policies are recognized as revenue over the period to which the premiums relate.



FEDERAL INCOME TAXES



National Life files a consolidated federal income tax return that includes all of its wholly-owned subsidiaries. Current federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income tax assets and liabilities are recognized based on temporary differences between financial statement carrying amounts and income tax bases of assets and liabilities using enacted income tax rates and laws.

NOTE 3 - INVESTMENTS



DEBT AND EQUITY SECURITIES



The amortized cost and estimated fair values of debt and equity securities at December 31 were as follows (in thousands):


                                                                       Gross           Gross
                                                  Amortized Cost    Unrealized       Unrealized     Estimated Fair
                      1996                                             Gains           Losses           Value
--------------------------------------------------------------------------------------------------------------------
Available-for-sale:
      U.S. government obligations                  $    180,646    $       3,336     $       187      $   183,795
      Government agencies, authorities and
      subdivisions                                      222,867            9,165           3,693          228,339
      Public utilities                                  427,426           12,354           7,270          432,510
      Corporate                                       2,176,977           72,482          20,581        2,228,878
      Private placements                                199,061            4,923           2,349          201,635
      Mortgage-backed securities                      1,089,434           16,244          10,142        1,095,536
--------------------------------------------------------------------------------------------------------------------
                                                      4,296,411          118,504          44,222        4,370,693
      Preferred stocks                                    9,719              739             359           10,099
      Common stocks                                       9,705            2,560              11           12,254
--------------------------------------------------------------------------------------------------------------------
               Total                               $  4,315,835    $     121,803     $    44,592      $ 4,393,046
====================================================================================================================

Held-to-maturity:
      U.S. government obligations                  $      2,052    $          14     $         2      $     2,064
      Government agencies, authorities and
      subdivisions                                       20,970            1,264             208           22,026
      Public utilities                                    9,953              359               1           10,311
      Corporate                                          30,669            1,593              40           32,222
      Private placements                                527,056           21,799           3,059          545,794
--------------------------------------------------------------------------------------------------------------------
               Total                               $    590,700    $      25,029     $     3,310      $   612,417
====================================================================================================================



                      1995
--------------------------------------------------------------------------------------------------------------------
Available-for-sale:
      U.S. government obligations                  $    310,430    $      15,105     $        12      $   325,523
      Government agencies, authorities and
      subdivisions                                       97,474            9,502              87          106,889
      Public utilities                                  245,525           23,935             524          268,936
      Corporate                                       1,515,959          143,525             674        1,658,810
      Private placements                                150,866           11,439           1,753          160,552
      Mortgage-backed securities                        667,827           29,203             535          696,495
--------------------------------------------------------------------------------------------------------------------
                                                      2,988,081          232,709           3,585        3,217,205
      Preferred stocks                                   14,217              453             423           14,247
      Common stocks                                       7,428            1,637              37            9,028
--------------------------------------------------------------------------------------------------------------------
               Total                               $  3,009,726    $     234,799     $     4,045      $ 3,240,480
====================================================================================================================

Held-to-maturity:
      Government agencies, authorities and
      subdivisions                                 $     21,708    $       1,276     $         6      $    22,978
      Public utilities                                    9,839              778               -           10,617
      Corporate                                          32,358            3,353               -           35,711
      Private placements                                413,803           38,629           1,951          450,481
--------------------------------------------------------------------------------------------------------------------
               Total                               $    477,708    $      44,036     $     1,957      $   519,787
====================================================================================================================

Unrealized gains and losses on available-for-sale debt and equity securities included as a component of policyowners' equity and changes therein for the years ended December 31 were as follows (in thousands):



                                                                         1996            1995
---------------------------------------------------------------------------------------------------
Net unrealized (losses) gains on available-for-sale securities         $ (153,543)      $  305,859
Net unrealized gains on separate account seed money                         1,225                -
Related minority interests                                                  2,474                -
Related deferred policy acquisition costs                                  61,726         (151,447)
Related present value of future profits on insurance acquired              11,639                -
Related deferred income taxes                                              28,173          (54,044)
---------------------------------------------------------------------------------------------------
         Increase (decrease) in net unrealized gains (losses)             (48,306)         100,368
         Balance, beginning of year                                        77,173          (23,195)
---------------------------------------------------------------------------------------------------
                  Balance, end of year                                 $   28,867       $   77,173
===================================================================================================

Balance, end of year includes:
     Net unrealized gains on available-for-sale securities             $   77,211       $  230,754
     Net unrealized gains on separate account seed money                    1,225                -
     Related minority interests                                             2,474                -
     Related deferred policy acquisition costs                            (50,300)        (112,026)
     Related present value of future profits on insurance acquired         11,639                -
     Related deferred income taxes                                        (13,382)         (41,555)
---------------------------------------------------------------------------------------------------
                  Balance, end of year                                 $   28,867       $   77,173
===================================================================================================



In December 1995, securities with an estimated fair value and an amortized cost of $70.7 million and $67.7 million, respectively were reclassified from held-to-maturity to available-for-sale consistent with the transition provisions of the Financial Accounting Standards Board Special Report "A Guide to Implementation of Statement 115 on Accounting for Certain Debt and Equity Securities".



The amortized cost and estimated fair values of debt securities by contractual maturity at December 31, 1996 are shown below (in thousands). Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.



                                                     Available-for-sale                   Held-to-maturity
                                             -----------------------------------------------------------------------
                                                 Amortized      Estimated Fair      Amortized      Estimated Fair
                                                   Cost              Value             Cost             Value
--------------------------------------------------------------------------------------------------------------------
Due in one year or less                          $    47,136       $    47,520         $   9,562        $   9,727
Due after one year through five years                384,967           396,911           122,675          125,576
Due after five years through ten years             1,607,585         1,616,822           260,462          271,399
Due after ten years                                1,163,295         1,209,956           198,001          205,715
Mortgage-backed securities                         1,093,428         1,099,484                 -                -
--------------------------------------------------------------------------------------------------------------------
         Total                                   $ 4,296,411       $ 4,370,693         $ 590,700        $ 612,417
====================================================================================================================



Information relating to debt security sale transactions for the years ended December 31 are shown below (in thousands):



                                                     Available-for-sale
                                             ------------------------------------
                                                    1996              1995
---------------------------------------------------------------------------------
Proceeds from sales                             $  1,990,175      $  1,575,695

Gross realized gains                            $     46,092      $     54,877
Gross realized losses                           $     42,759      $     12,216



There were no sales of held-to-maturity securities in 1996 or 1995.

National Life periodically lends certain U.S. government or corporate bonds to approved counterparties to enhance the yield of its bond portfolio. National Life receives cash collateral slightly higher than the market value of securities loaned. Collateral adequacy is evaluated daily and periodically adjusted for changes in the market value of securities loaned. The carrying values of securities loaned are unaffected by the transaction. Collateral held (included in cash and cash equivalents) and the corresponding liability for collateral held (included in other liabilities) were $159.4 million and $127.7 million at December 31, 1996 and 1995, respectively.



National Life also periodically enters into repurchase agreements on U.S. Treasury securities to enhance the yield of its bond portfolio. These transactions are accounted for as financings because the securities received at the end of the repurchase period are identical to the securities transferred. The repurchase liability is included in other liabilities and was $51.0 million at December 31, 1995. There were no open transactions at December 31, 1996.



MORTGAGE LOANS AND REAL ESTATE



The distributions of mortgage loans and real estate at December 31 were as follows:



                                                                Mortgage Loans                 Real Estate
                                                         -----------------------------------------------------------
                                                             1996           1995           1996           1995
                                                         -----------------------------------------------------------
   GEOGRAPHIC REGION
   -----------------
   New England                                                  5.0%          8.9%
   Middle Atlantic                                             10.1          14.6           -             0.1%
   East North Central                                           9.4          12.0          19.6%         20.5
   West North Central                                           3.9           2.8           0.1           0.1
   South Atlantic                                              28.9          29.2          42.0          48.6
   East South Central                                           4.4           5.1           4.2           -
   West South Central                                          11.5           2.4          29.5          27.0
   Mountain                                                    17.6          15.8
   Pacific                                                      9.2           9.2           4.6           3.7
   -----------------------------------------------------------------------------------------------------------------

            Total                                             100.0%        100.0%        100.0%        100.0%
   =================================================================================================================

   PROPERTY TYPE
   -------------
   Residential                                                  0.3%           -
   Apartment                                                   23.4           27.3%
   Retail                                                      19.5           27.7           10.5%         10.7%
   Office Building                                             34.9           27.0           11.3          10.2
   Industrial                                                  19.9           15.3           71.6          73.4
   Hotel/Motel                                                  1.1            1.4
   Other Commercial                                             0.9            1.3            6.6           5.7
   -----------------------------------------------------------------------------------------------------------------

            Total                                             100.0%         100.0%         100.0%        100.0%
   =================================================================================================================


Mortgage loans and related valuation allowances at December 31 were as follows (in thousands):



                                                          1996            1995
-----------------------------------------------------------------------------------
Unimpaired loans                                       $  876,994      $  615,359
Impaired loans without valuation allowances                 6,146          13,667
                                                   --------------------------------
         Subtotal                                         883,140         629,026
                                                   --------------------------------
Impaired loans with valuation allowances                   31,167          29,341
Related valuation allowances                               (7,283)         (8,475)
                                                   --------------------------------
         Subtotal                                          23,884          20,866
-----------------------------------------------------------------------------------
                  Total                                $  907,024      $  649,892
===================================================================================

Impaired loans:
     Average recorded investment                       $   40,161      $   41,483
     Interest income recognized                        $    5,026      $    4,856
     Interest received                                 $    5,170      $    4,900



Impaired loans are mortgage loans where it is not probable that all amounts due under the contractual terms of the loan will be received. Impaired loans without valuation allowances are mortgage loans where the estimated fair value of the collateral exceeds the recorded investment in the loan. For these impaired loans, interest income is recognized on an accrual basis, subject to recoverability from the estimated fair value of the loan collateral. For impaired loans with valuation allowances, interest income is recognized on a cash basis.



Activity in the valuation allowances for impaired mortgage loans for the years ended December 31 were as follows (in thousands):



                                                                           1996            1995
  -------------------------------------------------------------------------------------------------
  Additions for impaired loans charged to realized losses                $  3,944       $  2,240
  Impairment losses charged to valuation allowances                        (7,559)        (6,671)
  Changes to previously established valuation allowances                    2,423          3,367
  -----------------------------------------------------------------------------------------------
           Decrease in valuation allowances                                (1,192)        (1,064)
           Balance, beginning of year                                       8,475          9,539
  -----------------------------------------------------------------------------------------------
                    Balance, end of year                                 $  7,283       $  8,475
  ===============================================================================================



NET INVESTMENT INCOME



Net investment income is presented net of related investment expenses of $31.4 million and $32.5 million for the years ended December 31, 1996 and 1995, respectively.



NOTE 4 - INSURANCE IN-FORCE AND REINSURANCE



National Life reinsures certain risks assumed in the normal course of business. For individual life products, National Life generally retains no more than $3.0 million of risk on any person (excluding accidental death benefits and dividend additions). Reinsurance for life products is ceded under yearly renewable term, coinsurance, and modified coinsurance. National Life has assumed a small amount of yearly renewable term reinsurance from non-affiliated insurers. Disability income products are significantly reinsured under coinsurance and modified coinsurance.



National Life remains liable in the event any reinsurer is unable to meet its assumed obligations. National Life regularly evaluates the financial condition of its reinsurers and concentrations of credit risk of reinsurers to minimize its exposure to significant losses from reinsurer insolvencies.

The effects of reinsurance for the years ended December 31, were as follows (in thousands):



                                                         1996              1995
   ----------------------------------------------------------------------------------
   Insurance premiums:
            Direct premiums                           $  474,998       $  487,411
            Reinsurance assumed                              959              672
            Reinsurance ceded                            (69,671)         (69,856)
   ----------------------------------------------------------------------------------
                                                      $  406,286       $  418,227
   ==================================================================================

   Policy benefits:
            Direct policy benefits                    $  363,405       $  351,635
            Reinsurance assumed                               62                -
            Reinsurance ceded                            (65,903)         (73,512)
   ----------------------------------------------------------------------------------
                                                      $  297,564       $  278,123
   ==================================================================================

   Policyowners' dividends:
            Direct policyowners' dividends            $  112,050       $  104,845
            Reinsurance ceded                             (6,360)          (5,893)
   ----------------------------------------------------------------------------------
                                                      $  105,690       $   98,952
   ==================================================================================

   Increase in policy liabilities:
            Direct increase in policy liabilities     $  164,233       $  181,145
            Reinsurance assumed                              (20)               -
            Reinsurance ceded                              2,455            6,288
   ----------------------------------------------------------------------------------
                                                      $  166,668       $  187,433
   ==================================================================================




NOTE 5 - INCOME TAXES



The components of income taxes and a reconciliation of the expected and actual income taxes and marginal and effective federal income tax rates for the years ended December 31 were as follows ($ in thousands):



                                                                    1996                           1995
   ------------------------------------------------------------------------------------------------------------------
                                                           Amount           Rate           Amount          Rate
   ------------------------------------------------------------------------------------------------------------------
   Current                                               $  45,603                       $  41,136
   Deferred                                                (13,646)                         (9,771)
   -------------------------------------------------------------------                 --------------
            Income taxes                                 $  31,957                       $  31,365
   ===================================================================                 ==============

   Expected income taxes                                 $  17,178           35.0%       $  27,777           35.0%
   Differential earnings amount                              6,007           12.2                -            -
   Net change in tax reserves                               10,290           21.0            4,233            5.3
   Other                                                    (1,518)          (3.1)            (645)           (.8)
   ------------------------------------------------------------------------------------------------------------------
            Income taxes                                 $  31,957                       $  31,365
   ===================================================================                 =============
            Effective federal income tax rate                                65.1%                           39.5%
   ===================================================                 ===============                 ==============



Components of net deferred income tax assets at December 31 were as follows (in thousands):



                                                                                     1996             1995
   -------------------------------------------------------------------------------------------------------------
   Deferred tax assets:
      Policy liabilities                                                          $  160,933       $  122,832
      Other liabilities and accrued expenses                                          47,703           44,960
      Other                                                                           10,495           10,873
   -------------------------------------------------------------------------------------------------------------
                     Total deferred income tax assets                                219,131          178,665
   -------------------------------------------------------------------------------------------------------------

   Deferred income tax liabilities:
      Deferred policy acquisition costs                                              125,454          120,081
      Present value of future profits of insurance acquired                           24,262                -
      Net unrealized gain on available-for-sale debt and equity securities            13,382           41,555
      Debt and equity securities                                                       9,352            4,678
      Other                                                                           13,167           10,427
   -------------------------------------------------------------------------------------------------------------
                     Total deferred income tax liabilities                           185,617          176,741
   -------------------------------------------------------------------------------------------------------------

                     Net deferred income tax assets                               $   33,514       $    1,924
   =============================================================================================================



Management believes it is more likely than not that National Life will realize the benefit of deferred tax assets.



National Life's federal income tax returns are routinely audited by the IRS. The IRS has examined tax returns through 1993 and is currently examining the years 1994 and 1995. In management's opinion adequate tax liabilities have been established for all open years.



NOTE 6 - BENEFIT PLANS



National Life sponsors a qualified defined benefit pension plan covering substantially all employees. The plan is administered by National Life's Benefits Committee and is non-contributory, with benefits based on an employee's retirement age, years of service and compensation near retirement. National Life makes annual contributions to the plan of the maximum amount deductible for income tax purposes. Plan assets are primarily bonds and common stocks held in a National Life separate account and funds invested in an annuity contract issued by National Life.



National Life also sponsors other non-qualified pension plans, including a non-contributory defined benefit plan for general agents that provides benefits based on years of service and sales levels, a contributory defined benefit plan for certain employees, agents and general agents and a non-contributory defined supplemental benefit plan for certain executives. These non-qualified plans are not funded.

The status of the defined benefit plans at December 31, were as follows (in thousands):



                                                                           1996                        1995
                                                                --------------------------------------------------------
                                                                Funded plan     Unfunded     Funded plan     Unfunded
                                                                                 plans                        plans
   ---------------------------------------------------------------------------------------------------------------------
   Actuarial present value of benefit obligation:
     Vested                                                        $  83,362    $   63,255     $  76,764      $  62,981
     Non-vested                                                          476            19           444             15
   ---------------------------------------------------------------------------------------------------------------------
   Accumulated benefit obligation                                  $  83,838    $   63,274     $  77,208      $  62,996
   ---------------------------------------------------------------------------------------------------------------------

   Projected benefit obligation                                    $ 108,564    $   66,402     $ 102,525      $  67,473
   Plan assets at fair value                                         (97,566)            -       (90,095)             -
   ---------------------------------------------------------------------------------------------------------------------
   Projected benefit obligation in excess of plan assets              10,998        66,402        12,430         67,473
   Unrecognized net gain (loss)                                          512        (1,292)       (2,527)        (2,538)
   ---------------------------------------------------------------------------------------------------------------------
   Accrued pension cost (included in other liabilities)            $  11,510    $   65,110     $   9,903      $  64,935
   =====================================================================================================================



The components of net periodic pension cost for the years ended December 31, were as follows (in thousands):



                                                                                        1996              1995
            ---------------------------------------------------------------------------------------------------------
            Service cost (benefits earned during the current period)                  $   4,384          $  3,706
            Interest cost on projected benefit obligation                                11,788            11,331
            Actual return on plan assets                                                (10,230)          (15,090)
            Net amortization and deferrals                                                  (99)            5,438
            ---------------------------------------------------------------------------------------------------------

            Net periodic pension cost (included in operating expenses)                $   5,843          $  5,385
            ==========================================================================================================



The actuarial assumptions used in determining pension benefit obligations at December 31, were as follows:



                                                                                         1996             1995
            ---------------------------------------------------------------------------------------------------------
            Discount rate                                                                7.00%            7.75%
            Rate of increase in future compensation levels                               5.00%            5.00%
            Expected long term return on plan assets                                     7.00%            7.75%
            ---------------------------------------------------------------------------------------------------------



National Life uses the straight-line method of amortization for prior service cost and unrecognized gains and losses.



National Life provides employee savings and 401(k) plans where up to 3% of an employee's compensation may be invested by the employee in either plan with matching funds contributed by the company. National Life also contributes various amounts of an employee's compensation (up to certain levels) to a 401(k) account. Additional voluntary employee contributions may be made to the plans subject to certain limits. Company contributions to these plans generally vest within two years.



National Life also sponsors four defined benefit postretirement plans. The plans provide medical and dental benefits and life insurance benefits to employees and agents. Substantially all employees and agents may be eligible for retiree benefits if they reach normal retirement age and meet certain minimum service requirements while working for National Life. Most of the plans are contributory, with retiree contributions adjusted annually, and contain cost sharing features such as deductibles and coinsurance. The plans are not funded and National Life pays for plan benefits on a current basis. The cost of these benefits is recognized as earned.

The plans' combined status at December 31, were as follows (in thousands):



                                                                                         1996            1995
   ------------------------------------------------------------------------------------------------------------------
   Accumulated postretirement benefit obligation (APBO):
       Retirees                                                                        $  13,902       $  14,003
       Fully eligible active plan participants                                             3,365           2,951
       Other active plan participants                                                      7,084           6,456
   ------------------------------------------------------------------------------------------------------------------
             Total accumulated postretirement benefit obligation                          24,351          23,410

   Unrecognized actuarial gain                                                               930             338
   Unrecognized prior service cost                                                        (1,296)         (1,368)
   ------------------------------------------------------------------------------------------------------------------

   Accrued postretirement benefit cost (included in other liabilities)                 $  23,985       $  22,380
   ==================================================================================================================



The components of net periodic postretirement benefit cost for the years ended December 31, were as follows (in thousands):



                                                                                         1996            1995
   ------------------------------------------------------------------------------------------------------------------
   Service cost (benefits earned during the current period)                             $    667         $   444
   Interest cost on accumulated postretirement benefit obligation                          1,652           1,518
   Amortization of prior service cost over 10 years                                           72              72
   ----------------------------------------------------------------------------------------------------------------

   Net periodic postretirement benefit cost (included in operating expenses)            $  2,391         $ 2,034
   ================================================================================================================



The discount rate used in determining the APBO was 7.0% for 1996 and 1995. The health care cost trend rates for 1997 are 6.8% and 7.2% for the employee and agent medical plans, respectively, and grade to 5% in year 2000 and remain level thereafter. Increasing the assumed health care trend rates by one percentage point in each year would increase the APBO by about $1.1 million and the 1996 service and interest cost components of net periodic postretirement benefit cost by about $0.1 million.



During 1995 plan amendments were enacted which increased some of the medical plan benefits for active and retired employees. These changes increased the APBO by approximately $1.4 million, which is amortized over the average remaining years of service of the plan participants of ten years.




NOTE 7 - DERIVATIVES



National Life purchases option contracts on the Standard & Poor's 500 (S&P 500) index to hedge obligations relating to equity indexed annuity products. When the S&P 500 index increases, increases in the intrinsic value of the purchased options are offset by increases in equity indexed annuities account values. When the S&P 500 index decreases, National Life's loss is limited to the premium paid for the options.



National Life purchases options only from highly rated institutions. However, in the event a counterparty failed to perform, National Life's loss would be equal to the fair value of the net options held from that counterparty.



The option premium is expensed over the term of the option. The amortization of the option premium and increases in the intrinsic value of purchased options are reflected in investment income. Interest credited includes amounts that would be credited on the next policy anniversary based on the S&P 500 index's value at the reporting date.



At December 31, 1996, National Life held purchased options with a notional amount of $61.1 million. These options had a net book value of $6.5 million, consisting of $3.0 million of net amortized cost and $3.5 million of intrinsic value.

NOTE 8 - FAIR VALUE OF FINANCIAL INSTRUMENTS



The carrying values and estimated fair values of financial instruments at December 31 were as follows (in thousands):




                                                            1996                                1995
--------------------------------------------------------------------------------------------------------------------
                                                                Estimated Fair                     Estimated Fair
                                              Carrying Value         Value        Carrying Value        Value
--------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents                       $   268,235       $   268,235       $   310,905      $   310,905
Debt and equity securities:
     Available-for-sale                           4,393,046         4,393,046         3,240,480        3,240,480
     Held-to-maturity                               590,700           612,417           477,708          519,787
Mortgage loans                                      907,024           924,732           649,892          706,309
Policy loans                                        796,193           715,914           735,852          665,151
Derivatives                                           6,496             5,123                 -                -

Investment products                               2,341,273         2,336,171           872,551          832,013
Debt                                                 82,682            80,149            69,679           70,771



For cash and cash equivalents carrying value approximates estimated fair value.



Debt and equity securities estimated fair values are based on quoted values where available. Where quoted values are not available, estimated fair values are based on discounted cash flows using current interest rates of similar securities.



Mortgage loan fair values are estimated as the average of discounted cash flows under different scenarios of future mortgage interest rates (including appropriate provisions for default losses and borrower prepayments).



For variable rate policy loans the unpaid balance approximates fair value. Fixed rate policy loan fair values are estimated based on discounted cash flows using the current variable policy loan rate (including appropriate provisions for mortality and repayments).



Derivatives estimated fair values are based on quoted values.



Investment products include flexible premium annuities, single premium deferred annuities and supplementary contracts not involving life contingencies. Investment product fair values are estimated as the average of discounted cash flows under different scenarios of future interest rates of A-rated corporate bonds and related changes in premium persistency and surrenders.



Debt fair values are estimated values are based on discounted cash flows using current interest rates of similar securities.

NOTE 9 - DEBT



Debt consists of the following (in thousands):


                                                                                         1996              1995
-----------------------------------------------------------------------------------------------------------------------
National Life  - 8 1/4% Surplus Notes:
   $70 million, maturing March 1, 2024 with interest payable semi-annually on
   March 1 and September 1. The notes are unsecured and subordinated to all present and future indebtedness, policy claims and prior claims. The notes may be redeemed in whole or in part any time after March 1, 2004 at predetermined redemption prices. All interest and principal payments require prior written approval by the State of Vermont Department of Banking,
   Insurance, Securities and Health Care Administration.
                                                                                         $ 69,682         $ 69,679

LSW National Holdings, Inc. - 6.1% Term Note:
   maturing March 1, 2000 with interest payable semi-annually on
   March 1 and September 1. The note is secured by  subsidiary stock, includes certain restrictive covenants and requires annual
   payments of principal (see below).                                                      13,000
---------------------------------------------------------------------------------------------------------------------
   Total debt                                                                            $ 82,682         $ 69,679
=====================================================================================================================



The aggregate annual maturities of debt for the next five years are as follows:




     1997                                                      $  2,600
     1998                                                         4,400
     1999                                                         3,000
     2000                                                         3,000
     2001                                                             -




NOTE 10 - ACQUISITION



National Financial Services, Inc., a wholly-owned subsidiary of National Life, acquired a two-thirds interest in Life Insurance Company of the Southwest (LSW) located in Dallas, Texas on February 8, 1996. LSW is a financial services company specializing in annuities that is licensed in all states but New York and has assets of $1.8 billion. LSW's customer focus has been mainly on teachers and employees of non-profit institutions, with particular concentration in the west and the southwest.



The acquisition was accomplished by purchasing two-thirds of LSW Holdings Corporation, the owner of LSW. LSW Holdings Corporation was renamed LSW National Holdings, Inc. concurrent with the purchase. The purchase price was about $102 million in cash. The purchase resulted in the recording of an intangible asset for the present value of future profits of insurance acquired of $67.2 million.



The minority shareholders have the right to put their shares to National Life at specified prices in the event of certain contingencies during the first five years subsequent to closing and generally thereafter. Similarly, National Life has the right to call the minority shareholders' shares at specified prices. The specified prices are generally a function of GAAP equity or the original purchase price.

These consolidated financial statements include the financial position and operations of LSW National Holdings since the purchase, along with appropriate adjustments for minority interests, using the purchase method. Pro forma results had the acquisition occurred as of January 1, 1996 and 1995 are shown in the table below. These pro forma results are not necessarily indicative of the actual results which might have occurred had National Life owned LSW since that date.



                                                               1996             1995
-----------------------------------------------------------------------------------------
Revenues                                                   $  1,026,763      $ 1,060,948
Net income                                                       17,356           45,905




Noncash investing activities relating to the acquisition that are not reflected in the consolidated statement of cash flow were as follows (in thousands):



Fair value of assets acquired, excluding cash acquired     $  1,144,694
Liabilities assumed                                          (1,063,143)
------------------------------------------------------------------------
     Cash paid (net of cash acquired)                      $     81,551
========================================================================





NOTE 11 - STATUTORY INFORMATION



National Life prepares statutory basis financial statements for regulatory filings with insurance regulators in all 50 states and the District of Columbia. A reconciliation of National Life Insurance Company's statutory surplus to GAAP retained earnings at December 31 and statutory net income to GAAP net income for the years ended December 31 were as follows (in thousands):



                                                            1996                                1995
                                             -----------------------------------------------------------------------
                                                 Surplus/                             Surplus/
                                                 Retained                             Retained
                                                 Earnings            Net Income       Earnings        Net Income
--------------------------------------------------------------------------------------------------------------------
Statutory surplus/net income (loss)               $  305,611         $  11,684        $  312,488        $  (3,757)

Asset valuation reserve                               57,054                 -            55,570                -
Interest maintenance reserve                          57,169             1,540            55,629           23,966
Surplus notes                                        (69,681)               (3)          (69,678)              (3)
Non-admitted assets                                   18,391                 -            18,352                -

Investments                                           18,504               290             5,043            5,191
Deferred policy acquisition costs                    443,583             3,970           439,613            2,097
Deferred income taxes                                 58,737             9,179            42,934            9,341
Policy liabilities                                  (193,798)           (9,874)         (179,310)          (4,335)
Policyowners' dividends                               62,528            (1,142)           63,670            2,725
Benefit plans                                        (36,094)            4,403           (38,869)           1,244
Other changes, net                                    (1,963)           (2,924)           (2,524)          11,529
--------------------------------------------------------------------------------------------------------------------

GAAP retained earnings/net income                 $  720,041         $  17,123        $  702,918         $ 47,998
====================================================================================================================



The New York Insurance Department recognizes only statutory accounting practices for determining and reporting the financial condition and results of operations of an insurance company and for determining solvency under the New York Insurance Law. No consideration is given by the Department to financial statements prepared in accordance with generally accepted accounting principles in making such determinations.

                        NATIONAL LIFE INSURANCE COMPANY



                                   * * * * *



                              FINANCIAL STATEMENTS


                               (STATUTORY BASIS)



                                   * * * * *



                           DECEMBER 31, 1995 AND 1994

                       REPORT OF INDEPENDENT ACCOUNTANTS





February 19, 1996, except for Notes 1, 8, 9, and 11 as to which the date is May 28, 1997




To the Board of Directors and Policyowners of National Life Insurance Company




We have audited the accompanying statutory balance sheet of National Life Insurance Company as of December 31, 1995 and 1994, and the related statutory statements of operations and surplus, and of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.



We conducted our audits of these statements in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



As described in Note 1, these financial statements were prepared in conformity with accounting practices prescribed or permitted by the State of Vermont Department of Banking, Insurance, Securities and Health Care Administration, which differ from generally accepted accounting principles. The effects on the financial statements of the differences between such practices and generally accepted accounting principles are material and are disclosed in Note 11.



In our report dated February 19, 1996, we expressed an opinion that the 1995 and 1994 financial statements, prepared using accounting practices prescribed or permitted by the State of Vermont Department of Banking, Insurance, Securities and Health Care Administration (statutory basis of accounting), were presented fairly, in all material respects, in conformity with generally accepted accounting principles. Pursuant to pronouncements of the Financial Accounting Standards Board, financial statements prepared on the statutory basis of accounting are no longer considered in conformity with generally accepted accounting principles. Accordingly, our present report on the presentation of the 1995 and 1994 financial statements is different from our previous report.

In our opinion, because of the effects of the matters referred to in the preceding paragraphs, the financial statements referred to above do not present fairly, in conformity with generally accepted accounting principles, the financial position of National Life Insurance Company at December 31, 1995 and 1994, and the results of its operations and its cash flows for the years then ended.



Also, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of National Life Insurance Company at December 31, 1995 and 1994, and the results of its operations and its cash flows for the years then ended, on the basis of accounting described in Note 1.

NATIONAL LIFE INSURANCE COMPANY



BALANCE SHEET (STATUTORY BASIS)



DECEMBER 31,




--------------------------------------------------------------------------------------
(In Thousands)                                               1995            1994
--------------------------------------------------------------------------------------
ASSETS:
  Cash and short-term investments                        $    330,753    $   237,032
  Bonds                                                     3,391,467      3,201,369
  Preferred stocks                                             14,217         15,677
  Common stocks                                                13,807          9,295
  Mortgage loans                                              656,532        581,910
  Policy loans                                                730,561        758,511
  Real estate investments                                      93,719        100,219
  Home office properties                                       45,438         45,016
  Other invested assets                                        66,221         67,307
--------------------------------------------------------------------------------------

    Total cash and invested assets                          5,342,715      5,016,336

  Due and deferred premiums                                   102,370        101,059
  Due and accrued investment income                            96,712         94,940
  Other assets                                                 41,322         40,788
  Separate account assets                                     176,531        159,821
--------------------------------------------------------------------------------------

    Total assets                                         $  5,759,650    $ 5,412,944
======================================================================================

LIABILITIES:
  Policy and other contract reserves                     $  4,578,326    $ 4,391,860
  Policyowners' deposits                                      105,400        100,368
  Claims in process of settlement                              23,254         28,026
  Policyowners' dividends                                     116,051        117,905
  Interest maintenance reserve                                 55,629         31,663
  Federal income taxes payable (recoverable)                   31,074         (1,293)
  Asset valuation reserve                                      55,570         49,681
  Other liabilities                                           314,696        227,827
  Separate account liabilities                                167,162        149,973
--------------------------------------------------------------------------------------

    Total liabilities                                       5,447,162      5,096,010
--------------------------------------------------------------------------------------

SURPLUS:
  Surplus notes                                                69,678         69,675
  Policyowners' contingency reserves                          242,810        247,259
--------------------------------------------------------------------------------------

    Total surplus                                             312,488        316,934
--------------------------------------------------------------------------------------

    Total liabilities and surplus                        $  5,759,650    $ 5,412,944
======================================================================================



The accompanying notes are an integral part of these financial statements.

NATIONAL LIFE INSURANCE COMPANY



STATEMENT OF OPERATIONS AND SURPLUS (STATUTORY BASIS)



FOR THE YEARS ENDED DECEMBER 31,



------------------------------------------------------------------------------------------------
(In Thousands)                                                   1995               1994
------------------------------------------------------------------------------------------------
INCOME:
  Insurance income                                             $    564,969    $      540,779
  Net investment income                                             392,344           367,458
  Other income                                                       20,294            21,277
------------------------------------------------------------------------------------------------

    Total income                                                    977,607           929,514
------------------------------------------------------------------------------------------------

EXPENSES:
  Benefits                                                          428,220           399,044
  Increase in reserves                                              221,986           223,196
  Commissions and operating expenses                                173,797           164,009
------------------------------------------------------------------------------------------------

    Total expenses                                                  824,003           786,249
------------------------------------------------------------------------------------------------

Net gain from operations before dividends and federal income
 taxes                                                              153,604           143,265

Dividends to policyowners                                           112,387           111,535
------------------------------------------------------------------------------------------------

Net gain from operations before federal income taxes                 41,217            31,730

Federal income tax expense                                           36,752            16,540
------------------------------------------------------------------------------------------------

Net gain from operations                                              4,465            15,190

Net realized losses                                                  (9,081)           (1,190)
------------------------------------------------------------------------------------------------

NET (LOSS) INCOME                                                    (4,616)           14,000

Unrealized gains (losses)                                             7,442            (9,743)
(Increase) decrease in asset valuation reserve                       (5,889)            2,049
Surplus notes issued                                                    -              69,674
Other adjustments to surplus, net                                    (1,383)           (2,417)
------------------------------------------------------------------------------------------------

(Decrease) increase in surplus                                       (4,446)           73,563

SURPLUS:
  Beginning of year                                                 316,934           243,371
------------------------------------------------------------------------------------------------

  End of year                                                  $    312,488    $      316,934
================================================================================================



The accompanying notes are an integral part of these financial statements.

NATIONAL LIFE INSURANCE COMPANY



STATEMENT OF CASH FLOWS (STATUTORY BASIS)



FOR THE YEARS ENDED DECEMBER 31,



----------------------------------------------------------------------------------------------
(In Thousands)                                                    1995              1994
----------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Insurance income received                                 $       565,189    $     534,306
  Net investment and other income received                          398,253          366,056
  Benefits paid                                                    (430,088)        (387,809)
  Commissions and operating expenses paid                          (205,439)        (164,580)
  Net decrease in policy loans                                       27,950            4,852
  Net transfers from separate accounts                               10,431            9,314
  Federal income taxes paid                                         (18,393)         (23,555)
  Dividends paid to policyowners                                   (114,136)        (111,812)
----------------------------------------------------------------------------------------------

    Net cash provided by operations                                 233,767          226,772
----------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from investments sold, matured or repaid:
    Bonds                                                         1,757,542        1,283,224
    Stocks                                                            4,421           16,558
    Mortgage loans                                                   61,849           78,295
    Real estate and other investments                                40,596           39,493
  Cost of investments acquired:
    Bonds                                                        (1,901,838)      (1,476,151)
    Stocks                                                           (5,771)          (4,000)
    Mortgage loans                                                 (143,309)        (108,307)
    Real estate and other investments                               (44,847)         (61,417)
----------------------------------------------------------------------------------------------

      Net cash used for investing activities                       (231,357)        (232,305)
----------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of surplus notes                               -             69,674
  Funds borrowed                                                     51,013              -

OTHER SOURCES AND APPLICATIONS, NET                                  40,298           70,669
----------------------------------------------------------------------------------------------

Net increase in cash
 and short-term investments                                          93,721          134,810

CASH AND SHORT-TERM INVESTMENTS:
  Beginning of year                                                 237,032          102,222
----------------------------------------------------------------------------------------------

  End of year                                               $       330,753    $     237,032
==============================================================================================



The accompanying notes are an integral part of these financial statements.

NATIONAL LIFE INSURANCE COMPANY



NOTES TO FINANCIAL STATEMENTS (STATUTORY BASIS)



DECEMBER 31, 1995 and 1994




NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES



BASIS OF PRESENTATION



The accompanying financial statements of National Life Insurance Company (the Company) have been prepared in conformity with statutory accounting practices prescribed or permitted by the State of Vermont Department of Banking, Insurance, Securities and Health Care Administration, which is a comprehensive basis of accounting other than generally accepted accounting principles.



NATURE OF OPERATIONS AND CUSTOMER CONCENTRATIONS



The Company is primarily engaged in the development and distribution of traditional and universal individual life insurance and annuity products. Through affiliates it also provides distribution and investment advisory services to the Sentinel Group Funds, Inc., a family of twelve mutual funds. The Company's insurance and annuity products are primarily marketed through a general agency system. The Company is licensed in all 50 states and the District of Columbia. Approximately 25% of total collected premiums are from residents of the states of New York and California.



INVESTMENTS



Bonds and preferred stocks are generally carried at amortized cost and cost, respectively. Bonds in or near default are carried at the lower of amortized cost or fair value. Common stocks are carried at market value. Mortgage loans in good standing are valued at their unpaid principal balance. Mortgage loans that are delinquent or in process of foreclosure are valued at the lower of their principal balance or the estimated fair value of the underlying collateral. The maximum ratio of loan to collateral value at the time a loan is made is generally 75%. Policy loans are reported at their unpaid balances and are fully collateralized by policy cash values. Real estate investments are generally depreciated over 40 years using the straight line method, and are reflected at the lower of depreciated cost or fair value, net of encumbrances.



Realized gains and losses are determined using the specific identification method and are reported net of related income taxes.



SHORT-TERM INVESTMENTS



Short-term investments are carried at amortized cost, which approximates fair value. For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a remaining maturity of one year or less to be short-term investments.



ASSET VALUATION RESERVE AND INTEREST MAINTENANCE RESERVE



The Asset Valuation Reserve (AVR) is designed to stabilize policyowners' contingency reserves from default losses on bonds, preferred stocks, mortgages, real estate and other invested assets and from fluctuations in the value of common stocks. The AVR is calculated as prescribed by the National Association of Insurance Commissioners.

The Interest Maintenance Reserve (IMR) defers interest rate related after-tax capital gains and losses on fixed income investments and amortizes them into income over the remaining lives of the securities sold. IMR amortization is included in net investment income. The Company uses the seriatim method for the amortization of IMR.



NON-ADMITTED ASSETS



In accordance with regulatory requirements, certain assets, including amounts due from agents and furniture and equipment, are excluded from the balance sheet. The net change in these assets is included in other adjustments to surplus.



POLICY AND OTHER CONTRACT RESERVES



Policy reserves for life, annuity and disability income contracts are developed using accepted actuarial methods. Actuarial factors used in determining life insurance reserves are based primarily upon the 1941, 1958, and 1980 Commissioners' Standard Ordinary (CSO) mortality tables. Methods used to calculate life reserves consist principally of net level premium, Commissioners' Reserve Valuation Method, and modified preliminary term, with valuation interest rates ranging from 2.0% to 6.0%.



Reserves for individual annuities are determined principally using the Commissioners' Annuity Reserve Valuation Method, based on A-1949, and 1983 annuity tables with valuation interest rates from 2.0% to 9.0%. Active life disability income reserves are determined primarily using Commissioners' Disability 1964 with the 1958 CSO mortality table and Disability Termination Study 1985 and Commissioners' Individual Disability Table A morbidity tables with the 1980 CSO mortality tables. Valuation interest rates for active life reserves range from 3.0% to 6.0%. Disabled life reserves are based on expected experience at 8.0% interest and exceed statutory minimum reserves.



PREMIUMS AND RELATED EXPENSES



Annual premiums and related reserve increases on life insurance policies are recorded at each policy anniversary. Premiums and related reserve increases on annuity contracts are recorded when premiums are collected. Commissions and other policy costs are expensed as incurred. First-year policy costs and required additions to policy reserves generally exceed first-year premiums.



DIVIDENDS TO POLICYOWNERS



The Company issues all of its traditional life insurance and certain annuity policies on a participating basis. The Company's universal life and disability income policies are issued on a non-participating basis. Policyowners' dividends liabilities primarily represent amounts estimated to be paid or credited in the subsequent year. The amount of dividends to be distributed is based upon a scale which seeks to reflect the relative contribution of each group of policies to the Company's overall operating results. The dividend scale is approved at least annually by the Company's Board of Directors.



SEPARATE ACCOUNTS



Separate account assets represent segregated funds held for the benefit of certain variable annuity, variable life, pension policyowners, and the Company's pension plans. Separate account liabilities represent the policyowners' share of separate account assets. The Company also participates in certain separate accounts. Separate account investment results are excluded from operations. Policy values funded by separate accounts reflect the actual investment performance of the respective accounts and are not guaranteed. Investments held in the separate accounts are primarily common stocks, bonds, mortgage loans, and real estate and are carried at fair value.





FEDERAL INCOME TAXES



The Company files a consolidated federal income tax return that includes all of its wholly owned subsidiaries. The Company's federal income tax liability is estimated based on the federal taxable income to be reported in its consolidated return.



The major differences between pre-tax statutory net income and taxable income relate to policyowner dividends, investments, differential earnings adjustments, differences between book and tax policy reserves, and the deferral of deductions for certain acquisition costs for tax purposes.



USE OF ESTIMATES



The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income, and expenses, and related disclosures in the notes to consolidated financial statements. Actual results could differ from estimates.



NOTE 2 - INSURANCE INFORCE AND REINSURANCE



For individual life products, the Company generally retains no more than $3.0 million of risk on any person (excluding accidental death benefits and dividend additions). Reinsurance for life products is ceded under yearly renewable term, coinsurance, and modified coinsurance agreements. Total individual life premiums ceded were $20.7 million and $22.8 million for the years ended December 31, 1995 and 1994, respectively. Total individual life insurance ceded was $3.7 billion and $3.5 billion of the $33.5 billion and $32.6 billion in force at December 31, 1995 and 1994, respectively. The Company has assumed a small amount of yearly renewable term reinsurance from non-affiliated insurers.



Disability income products are significantly reinsured under coinsurance and modified coinsurance agreements. Total disability income premiums ceded in 1995 and 1994 were $51.9 million and $52.1 million, respectively. Reserve transfers and related interest on disability income reserves were $7.1 million and $7.0 million in 1995 and 1994, respectively, and are included in increase in reserves. Disability income reinsurance effects included in other income in 1995 and 1994 were $18.6 million and $20.5 million, respectively.



The Company is contingently liable with respect to ceded insurance should any reinsurer be unable to meet its assumed obligations.

NOTE 3 - FEDERAL INCOME TAXES



The federal income tax provisions for 1995 and 1994 were $36.8 million and $16.5 million respectively, including taxes on realized capital gains of $13.7 million and $0.9 million.



The Internal Revenue Service has examined the Company's returns through 1991 and the Company has paid all assessed deficiencies. The Company is currently litigating the disallowance of certain policyowner dividend deductions taken in 1984 under the 1984 Tax Act.



The Company believes that it has adequately provided for all material pending tax matters.




NOTE 4 - BENEFIT PLANS



The Company has pension programs covering substantially all employees and full-time agents. The Company funds the pension cost accrued. The Company's aggregate expense for pension plans was $7.3 million in 1995 and $7.0 million in 1994.



The annual contributions to the Company's defined benefit plan covering home office employees are based on the Aggregate Actuarial Cost Method. The accrued plan benefits and net assets for this plan at December 31, 1995 and 1994 are presented below (in thousands):





                                                                             1995               1994
                                                                      ------------------------------------
Actuarial present value of accrued plan benefits:
    Vested                                                                  $67,933            $64,287
    Non-vested                                                                  403                440
                                                                      ------------------------------------

         Total                                                              $68,336            $64,727
                                                                      ====================================

 Net assets available for plan benefits                                     $94,125            $77,514
                                                                      ====================================



The discount rate used in determining the actuarial present value of accrued plan benefits at December 31, 1995 and 1994 was 8.0%. Mortality assumptions are based on the 1983 Group Annuity Mortality Table. Plan assets are invested in the general account and various separate accounts of the Company.



The Company provides employee savings and 401(k) plans where up to 3% of an employee's compensation may be invested by the employee in either plan with matching funds contributed by the Company. The Company also contributes a foundation of 1.5% of an employee's compensation (up to certain levels) to a 401(k) account. Additional voluntary employee contributions may be made to the plans subject to certain limits. Company contributions to these plans generally vest within two years.



The Company also sponsors four defined benefit postretirement plans. The plans provide medical and dental benefits and life insurance benefits to employees and agents, respectively. Substantially all Company employees and agents may become eligible for retiree benefits if they reach normal retirement age and meet certain minimum service requirements while working for the Company. Most of the plans are contributory, with retiree contributions adjusted annually, and contain other cost sharing features such as deductibles and coinsurance. The plans are not funded and the Company pays for plan benefits on a current basis. The cost of these benefits is recognized as they are earned by fully eligible employees.

The following table shows the plans' combined funded status at December 31, 1995 and 1994 (in thousands):



                                                                                          1995         1994
                                                                                    ---------------------------
                       Accumulated postretirement benefit obligation (APBO):
                           Retirees                                                    $ 15,597     $ 13,676
                           Fully eligible active plan participants                        3,195        3,036
                                                                                    ---------------------------

                                Total APBO                                               18,792       16,712

                           Unrecognized actuarial gain                                      354          480
                           Unrecognized prior service cost                                 (774)          -
                           Unrecognized transition obligation                           (13,358)     (14,144)
                                                                                    ---------------------------

                       Accrued post retirement benefit liability                      $   5,014    $   3,048
                                                                                    ===========================




The accrued postretirement benefit liability is included in other liabilities. The net periodic postretirement benefit cost for 1995 and 1994 is included in operating expenses and consists of the following components (in thousands):



                                                                                           1995       1994
                                                                                    ---------------------------
                         Estimated eligibility cost                                      $    667  $    278
                         Interest cost on APBO                                              1,238     1,210
                         Amortization of prior service cost over 10 years                      86        -
                         Amortization of transition obligation over 20 years                  786       786
                                                                                    ---------------------------
                             Net periodic postretirement benefit cost                     $ 2,777   $ 2,274
                                                                                    ===========================



The health care cost trend rates for 1996 are 7.4% and 7.9% for the employee and agent medical plans, respectively, and grade to 5% in year 2000 and remain level thereafter. Increasing the assumed health care cost trend rates by one percentage point in each year would increase the APBO by about $1.2 million and the 1995 eligibility and interest cost components of net periodic postretirement benefit cost by about $0.1 million.



During 1995 plan amendments were enacted which increased some of the medical plan benefits for active and retired employees. These changes increased the APBO by approximately $.9 million, which is amortizable over the average remaining years of service of the plan participants of ten years.



The discount rate used in determining the accumulated postretirement benefit obligation was 7.0% and 7.5% in 1995 and 1994, respectively.

NOTE 5 - INVESTMENTS



BONDS



The amortized cost and estimated fair value of the Company's bond investments at December 31, 1995 and 1994 were as follows (in thousands):



                                                                          Estimated           Gross Unrealized
                                                          Amortized          Fair     -------------------------------
                                                             Cost           Value          Gains            (Losses)
               ------------------------------------------------------------------------------------------------------
                                 1995

                U.S. government obligations
                (including obligations guaranteed by
                the U.S. government)                     $   450,464     $   470,832       $  20,738      $   (370)

                Foreign government obligations                21,673          24,171           2,498            -

                Special revenue and special
                assessment obligations and all
                non-guaranteed obligations of
                government agencies, authorities and
                subdivisions                                 539,837         567,812          28,246          (271)

                Public utilities                             329,018         359,564          31,070          (524)

                Industrial & miscellaneous                 2,050,475       2,237,780         191,685        (4,380)
               ------------------------------------------------------------------------------------------------------
                  Total                                   $3,391,467      $3,660,159        $274,237       $(5,545)
               ======================================================================================================

                                 1994
                U.S. government obligations
                (including obligations guaranteed by
                the U.S. government)                     $   428,323     $   415,052      $    368     $   (13,639)

                Foreign government obligations                21,440          21,567           652            (525)


                Special revenue and special
                assessment obligations and all
                non-guaranteed obligations of
                government agencies, authorities and
                subdivisions                                 433,739         414,384         5,267         (24,622)

                Public utilities                             406,065         395,194         5,013         (15,884)

                Industrial & miscellaneous                 1,911,802       1,883,098        33,327         (62,031)
               ------------------------------------------------------------------------------------------------------
                  Total                                   $3,201,369      $3,129,295       $44,627       $(116,701)
               ======================================================================================================

The amortized cost and estimated fair value of the Company's bond investments at December 31, 1995 and 1994, by contractual maturity, are shown below (in thousands). Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.




                                                                          Estimated           Gross Unrealized
                                                          Amortized          Fair      -------------------------------
                                                              Cost           Value       Gains           (Losses)
                ------------------------------------------------------------------------------------------------------
                                 1995

                 Due - in one year or less                $   65,478       $   67,978     $   2,510       $     (10)
                 Due - one year through five years           553,929          584,596        30,925            (258)
                 Due - five years through ten years        1,232,894        1,312,884        82,205          (2,215)
                 Due - after ten years                     1,539,166        1,694,701       158,597          (3,062)
                ------------------------------------------------------------------------------------------------------

                   Total                                  $3,391,467       $3,660,159      $274,237         $(5,545)
                ======================================================================================================


                                 1994

                 Due - in one year or less                $   57,935       $   58,133       $   288       $     (90)
                 Due - one year through five years           473,643          467,554         6,204         (12,293)
                 Due - five years through ten years        1,137,069        1,103,541        13,391         (46,919)
                 Due - after ten years                     1,532,722        1,500,067        24,744         (57,399)
                ------------------------------------------------------------------------------------------------------

                   Total                                  $3,201,369       $3,129,295       $44,627       $(116,701)
                ======================================================================================================



Proceeds from bond sales during 1995 and 1994 were $1,757.5 million and $1,283.2 million, respectively. Gross gains of $54.0 million and $29.6 million and gross losses of $2.6 million and $35.8 million were realized on these sales in 1995 and 1994, respectively.



The carrying value of preferred stocks at December 31, 1995 and 1994 was $14.2 million and $15.7 million, and the related fair value of preferred stocks was $14.9 million and $15.0 million, respectively.



The cost of common stocks at December 31, 1995 and 1994 was $9.2 million and $4.4 million, respectively. The market value of common stocks at December 31, 1995 and 1994 was $13.8 million and $9.3 million, respectively.

MORTGAGE LOANS AND REAL ESTATE



At December 31, 1995 and 1994 the Company's mortgage loans and real estate investments (excluding home office properties) were distributed as follows:




                                                    Mortgage Loans                            Real Estate
                                          ----------------------------------     --------------------------------
                                              1995               1994                  1995              1994
          -------------------------------------------------------------------------------------------------------
          GEOGRAPHIC REGION
          -----------------
          New England                           8.9%              9.6%                   -                  -
          Middle Atlantic                      14.6              11.8                   0.1%                -
          East North Central                   12.0              12.0                  20.5               17.8%
          West North Central                    2.8               0.4                   0.1                0.1
          South Atlantic                       29.2              30.7                  48.6               40.9
          East South Central                    5.1               5.8                    -                 5.8
          West South Central                    2.4               3.9                  27.0               32.0
          Mountain                             15.8              14.9                    -                  -
          Pacific                               9.2              10.9                   3.7                3.4
          -------------------------------------------------------------------------------------------------------

            Total                             100.0%            100.0%                100.0%             100.0%
          =======================================================================================================

          PROPERTY TYPE
          -------------
          Residential                           -                 0.1%                  -                  -
          Apartment                            27.3%             23.4                   -                  -
          Retail                               27.7              30.6                  10.7%              16.8%
          Office Building                      27.0              28.4                  10.2                8.8
          Industrial                           15.3              11.0                  73.4               73.5
          Hotel/Motel                           1.4               1.6                   -                  -
          Mixed Use                             -                 2.7                   -                  -
          Other Commercial                      1.3               2.2                   5.7                0.9
          -------------------------------------------------------------------------------------------------------

            Total                             100.0%            100.0%                100.0%             100.0%
          =======================================================================================================




The book value of mortgages, classified by scheduled year of contractual maturity, as of December 31, 1995 and 1994 are shown below. Expected maturities will differ because of scheduled principal payments and mortgage prepayments.




                                                1995                 1994
              --------------------------------------------------------------
               1 year or less                    9.2%                 6.6%
               Over 1 through 3 years           12.3                 15.1
               Over 3 through 5 years           21.3                 24.2
               Over 5 through 10 years          35.6                 39.4
               Over 10 through 15 years         14.6                 11.0
               Over 15 through 20 years          6.3                  3.7
               Over 20 years                     0.7                  -
              --------------------------------------------------------------

                 Total                         100.0%               100.0%
              ==============================================================

The estimated fair value of mortgages at December 31, 1995 and 1994, was $706.3 million and $577.0 million, respectively. The fair value of mortgages was estimated as the average of the present value of future cash flows under different scenarios of future mortgage interest rates (including appropriate provisions for default losses) and related changes in borrower prepayments.



POLICY LOANS



The estimated fair value of policy loans at December 31, 1995 and 1994, was $665.2 million and $654.2 million, respectively. The book value of variable rate policy loans approximates fair value. The fair value of fixed rate policy loans was estimated as the present value of future cash flows using reasonable assumptions for mortality and repayments, discounted at the current variable policy loan rate.




NOTE 6 - INVESTMENT INCOME



Investment income is presented net of related investment expenses of $38.3 million and $26.3 million for the years ended December 31, 1995 and 1994, respectively.




NOTE 7 - INVESTMENT PRODUCTS



The Company issues several different investment products, including flexible premium annuities, single premium deferred annuities and supplementary contracts not involving life contingencies. The book value of liabilities for these investment products was $842.8 million and $820.4 million, respectively, at December 31, 1995 and 1994. The fair value of liabilities for these investment products was $805.0 million and $763.0 million at December 31, 1995 and 1994, respectively. The fair value of these liabilities was estimated as the average of the present value of future cash flows under different scenarios of future interest rates of A-rated corporate bonds and related changes in premium persistency and surrenders.




NOTE 8 - SUBSEQUENT EVENT



In February 1996, National Financial Services, Inc. (a wholly owned subsidiary of the Company) purchased a controlling interest in LSW Holdings Corporation, parent company of Life Insurance Company of the Southwest (LSW), a Texas domiciled life insurance company. LSW Holdings Corporation was renamed LSW National Holdings, Inc. concurrent with the purchase. LSW primarily markets annuities, with approximately 60% of total 1995 premiums collected from residents of California, Texas, and Florida. The purchase price was $103 million. LSW's audited statutory assets and surplus were $1.6 billion and $90.4 million, respectively, at December 31, 1995.




NOTE 9 - CHANGES IN ACCOUNTING POLICY



In April 1993 the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 40, "Applicability of Generally Accepted Accounting Principles to Mutual Life Insurance and Other Enterprises" (Interpretation 40). The interpretation clarified that beginning in 1995 mutual life insurance and other enterprises are required to apply all applicable authoritative accounting pronouncements when issuing financial statements prepared in conformity with generally accepted accounting principles.

In January 1995, the FASB issued Statement of Financial Accounting Standards No. 120, "Accounting and Reporting for Mutual Life Insurance Enterprises and by Insurance Enterprises for Certain Long-Duration Participating Contracts" (Statement 120). Statement 120 extends the effective date of Interpretation 40 from 1995 to 1996, and defines accounting principles to be used in accounting for long duration participating contracts by reference to the American Institute of Certified Public Accountants' Statement of Position 95-1, "Accounting for Certain Insurance Activities of Mutual Life Insurance Enterprises" (Statement of Position 95-1).



The effect of these pronouncements was that financial statements prepared on the basis of statutory accounting principles could no longer be described as prepared in conformity with generally accepted accounting principles beginning in 1996.



The changes required by Interpretation 40, Statement 120 and Statement of Position 95-1 have resulted in an increase in reported equity.




NOTE 10 - SURPLUS NOTES



On March 1, 1994, the Company issued $70.0 million of 8 1/4% Surplus Notes (the Notes) scheduled to mature on March 1, 2024, with semiannual interest payments commencing September 1, 1994. The Notes are unsecured and subordinated to all present and future indebtedness, policy claims and prior claims of the Company. The Notes may be redeemed in whole or in part at any time after March 1, 2004 at predetermined redemption prices. All interest and principal payments are subject to prior written approval by the Commissioner of Banking, Insurance, and Securities of the State of Vermont (the Commissioner).



Liability for interest payments cannot be recorded in the financial statements until approval for the payments is received from the Commissioner. Total interest paid during 1995 and 1994 was $5.8 million and $2.9 million, respectively. Prorata interest accrued but not recorded at December 31, 1995 and 1994 was $1.9 million.



The Notes were sold at a discount of $.3 million. None of the Notes outstanding at December 31, 1995 were held by any affiliate of the Company.

NOTE 11 - GAAP INFORMATION



Subsequent to the original issuance of these financial statements, the Company prepared fully consolidated generally accepted accounting principles (GAAP) basis financial statements for general purpose public reporting of its financial position and financial results for 1995. A reconciliation of the Company's statutory surplus and net income to GAAP basis retained earnings and net income at December 31, 1995 and for the year then ended was as follows (in thousands):



                                                                                    1995
                                                                 ----------------------------------------
                                                                            Surplus/
                                                                            Retained
                                                                            Earnings          Net Income
                          -------------------------------------------------------------------------------
                           Statutory surplus/net income (loss)            $  312,488          $  (4,616)

                           Asset valuation reserve                            55,570                  -
                           Interest maintenance reserve                       55,629             23,966
                           Surplus notes                                     (69,678)                (3)
                           Non-admitted assets                                18,352                  -

                           Investments                                         5,043              5,191
                           Deferred policy acquisition costs                 439,613              2,097
                           Deferred income taxes                              42,934              9,341
                           Policy liabilities                               (179,310)            (4,335)
                           Policyowners' dividends                            63,670              2,725
                           Benefit plans                                     (38,869)             1,244
                           Other changes, net                                 (2,524)            12,388
                          -------------------------------------------------------------------------------

                           GAAP retained earnings/net income               $ 702,918           $ 47,998
                          ===============================================================================

                                     PART C

                               OTHER INFORMATION

                           PART C - OTHER INFORMATION

Item 24. Financial Statements and Exhibits

         (a)      Financial Statements:

                  (1) Financial statements and schedule included in Prospectus

                           Condensed Financial Information

                  (2)      Financial statements and schedule included in Part B:

         National Life Insurance Company:

                  Independent Auditor's Report.


                     Consolidated Balance Sheets (GAAP Basis) as of December 31, 1996 and 1995.



                     Consolidated Statements of Operations and Policyholder's Equity (GAAP basis) for the years ended December 31, 1996 and 1995.



                     Consolidated Statements of Cash Flows (GAAP Basis) for the years ended December 31, 1996 and 1995.



                     Notes to Consolidated Financial Statements



                     Independent Auditor's Report.



                           Balance Sheets (Statutory Basis) as of December 31, 1995 and 1994



                           Statement of Operations and Surplus (Statutory
                           Basis) for the years ended December 31, 1995 and 1994



                           Statement of Cash Flows (Statutory Basis) for the years ended December 31, 1995 and 1994


                  (b)      Exhibits


                           (1) Resolution of the Depositor's Board of Directors authorizing the establishment of the Registrant.*


                           (2)      Not Applicable


                           (3) Distribution Agreement between the Variable Account/Registrant and Principal
                                    Underwriter



                           (4)  (a) The form of the variable annuity contract



                                (b) Enhanced Death Benefit Rider



                           (5)      Variable Annuity Application


                           (6) Articles of Incorporation and By-Laws of Depositor**.

                           (7)      Not Applicable

                           (8)      (a)     Participation Agreement by  and
                                    among Market Street Fund, Inc., National
                                    Life Insurance Company and Equity Services,
                                    Inc. dated January, 30, 1996***.



                                    (b)     Participation Agreement by
                                    and among Variable Insurance Products Fund,
                                    Fidelity Distributors Corporation and
                                    Vermont Life Insurance Company, (now
                                    National Life Insurance Company), dated
                                    August 1, 1989****.



                                    1.     Form of Amendment No. 1 to
                                    Participation Agreement by and among
                                    Variable Insurance Products Fund, Fidelity
                                    Distributions Corporation and Vermont Life
                                    Insurance Company (now National Life
                                    Insurance Company) dated January 1, 1996
                                    *****.



                                    2.      Form of Amendment No. 2 to
                                    Participation Agreement by and among
                                    Variable Insurance Products Fund, Fidelity
                                    Distributors Corporation and Vermont Life
                                    Insurance Company (now National Life
                                    Insurance Company) dated April 28, 1997.




                                    (c)     Participation Agreement by
                                    and among The Alger American Fund, National
                                    Life Insurance Company and Fred Alger and
                                    Company, dated January 31, 1995 ***.



                                    1.      Form of amended Schedule A to the
                                    Participation Agreement by and among The
                                    Alger American Fund, National Life
                                    Insurance Company and Fred Alger Company,
                                    Dated April 25, 1997.



                                    (d)     Form of Participation Agreement by
                                    and among National Life Insurance Company,
                                    National Life Variable Annuity Account II and Strong Variable Insurance Funds, Inc., Strong Special Fund II, Inc., and Strong Funds Distributors, Inc., dated
                                    May 7, 1997.



                                    (e)     Participation Agreement by and
                                    among Variable Insurance Products Fund II,
                                    Fidelity Distributors Corporation and
                                    Vermont Life Insurance Company (now
                                    National Life Insurance Company) dated
                                    April 1, 1990 ****.



                                    (1)      Form of Amendment No. 1 by and
                                    among Variable Insurance Products Fund II,
                                    Fidelity Distributors Corporation and
                                    Vermont Life Insurance Company (now
                                    National Life Insurance Company) dated
                                    April 28, 1997.


                                    (f)      Form of Participation Agreement by
                                    and among Van Eck Worldwide Insurance Trust and National Life Insurance Company dated _______, 1997.



                            (9) Opinion and consent of D. Russell Morgan, Counsel of National Life Insurance Company.



                           (10)     (a)      Consent of Sutherland, Asbill &
                                    Brennan, L.L.P.



                                    (b)      Consent of Price Waterhouse LLP.



                           (11)     Not Applicable.



                           (12)     Not Applicable.



                           (13)     Performance Advertising Calculation
                                    Schedules.



                           (14)     Powers of Attorney*.


                                    (a)     Robert E. Boardman
                                    (b)     David R. Coates
                                    (c)     Benjamin F. Edwards III
                                    (d)     Charles H. Erhart, Jr.
                                    (e)     Earle H. Harbison, Jr.
                                    (f)     Roger B. Porter
                                    (g)     E. Miles Prentice, III
                                    (h)     Thomas P. Salmon
                                    (i)     A. Gary Shilling
                                    (j)     Patricia K. Woolf



* Incorporated herein by reference to Registration Statement (File No. 333-19583) for National Variable Annuity Account II filed on January 10, 1997.

   ** Incorporated herein by reference to the Form S-6 Registration Statement
      (File No. 33-91938) for National Variable Life Insurance Account filed on May 5, 1995.


  *** Incorporated herin by reference to Post-Effective Amendment No. 1 to the Form S-6 Registration Statement (File No. 33-91938) for National Variable Life Insurance Account filed March 12, 1996.



 **** Incorporated herein by reference to Post-Effective Amendment No. 3 to the S-6 Registration Statement (File No. 33-16470) for Vermont Variable Life Insurance Account filed April 30, 1990.



***** Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement (File No. 33-91938) for National Variable Life Insurance Account filed December 29, 1995.





Item 25. Directors and Officers of the Depositor


Name and Principal Business Address*        Position with Depositor
------------------------------------        -----------------------
Patrick E. Welch                            Chairman of the Board, Chief Executive
                                            Officer and Director

Thomas H. MacLeay                           President, Chief Operating Officer and
                                            Director

Robert E. Boardman                          Director
Hickok & Boardman Financial Network
346 Shelburne Street, P. O. Box 1064
Burlington, VT  05402-1064

David R. Coates                             Director
KPMG Peat Marwick
One Church Street, P. O. Box 564
Burlington, VT  05402-0564

Benjamin F. Edwards III                     Director
A. G. Edwards & Sons, Inc.
1 N. Jefferson Avenue
St. Louis, MO  63103

Charles H. Erhart, Jr.                      Director
149 E. 73rd St.
New York, NY  10021

Earle H. Harbison, Jr.                      Director
Harbison Corporation
7700 Bonhomme Ave., Suite 750
St. Louis, MO  63105

Roger B. Porter                             Director
Center for Business & Govt. - 414
Kennedy School of Government
Harvard University
79 John F. Kennedy St.
Cambridge, MA  02138

E. Miles Prentice III                       Director
Bryan Cave LLP
245 Park Avenue
New York, NY  10167-0034

Thomas P. Salmon                            Director
The University of Vermont
349 Waterman Building
85 S. Prospect Street
Burlington, VT  05405-0160

A. Gary Shilling                            Director
A. Gary Shilling & Co., Inc.
500 Morris Avenue
Springfield, New Jersey  07081-1020

Thomas R. Williams                          Director
The Wales Group, Inc.
3200 Arden Rd., NW
Atlanta, GA  30305

Patricia K. Woolf                           Director
506 Quaker Road
Princeton, NJ  08540

Margaret K. Arthur                          Senior Vice President & General Counsel

Beverly A. Bagalio                          Senior Vice President - Service Strategies

Rodney A. Buck                              Senior Vice President & Chief
                                            Investment Officer

John L. LaGue, Jr.                          Vice President & Controller

Mark J. Levesque                            Senior Vice President - Information System
                                            Systems & Management Services

Craig A. Smith                              Senior Vice President - Product

Theodore N. von Wallmenich                  Senior Vice President & Chief Actuary


*Unless otherwise indicated, the principal business address is National Life Drive, Montpelier, Vermont 05604.

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant.


                  A list of all persons directly or indirectly controlled by or under common control with National Life is set forth below.

         National Life Insurance Company owns 100% of Administrative Services, Inc. and National Financial Services, Inc. National Financial Services, Inc. owns 66.667% of LSW National Holdings, Inc.; LSW National Holdings Inc. owns 100% of Insurance Investors Life Insurance Company; Insurance Investors Life Insurance Company owns 100% of Life Insurance Company of the Southwest.

         National Life Insurance Company owns 100% of National Life Investment Management Company, Inc. National Life Investment Management Company, Inc. owns 100% of Sentinel Advisors, Inc., Equity Services, Inc. and NL Capital Management, Inc. Equity Services, Inc. owns 100% of Sentinel Administrative Service Corporation. Sentinel Administrative Service Corporation is the majority partner of Sentinel Administrative Service Company and Sentinel Advisors, Inc. is the majority partner of Sentinel Advisors Company.

         National Life Investment Management Company, Inc. is the majority partner of Sentinel Management Company, and Sentinel Financial Services Company. Sentinel Management Company owns 100% of American Guaranty & Trust Company.


Item 27. Number of Contract Owners

       No contracts have been issued to date.


Item 28. Indemnification

         The By-Laws of Depositor provide, in part in Article VI, as follows:

         Article 6.02 Any person who at any time shall serve or shall have served, at the request of the Corporation, as director or officer or employee of the Corporation or any other corporation, including but not limited to the Corporation's subsidiaries and mutual funds organized by the Corporation, but an officer, director or employee of such a fund only if such person is also a director, officer or employee of the Corporation or a subsidiary) and the heirs, executors or administrators of such person shall be indemnified to the maximum extent permitted by law by the Corporation against all costs and expenses (including but not limited to counsel fees, amounts of judgments paid and amounts paid in settlement, before or after a suit or proceeding is actually commenced) reasonably incurred with the defense of any claim, action, suit or proceeding, whether civil, criminal, administrative or other, in which such person or persons may be involved by virtue of such person being or having been a director, officer or employee. The lawfulness of such indemnification shall be determined by the opinion of independent counsel, which opinion shall be based upon the facts of any particular claim. The disinterested senior legal officer of the Corporation shall select independent counsel in such manner as to ensure the impartiality of that independent counsel in the matter to be decided. The foregoing indemnification shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any resolution, agreement, vote of shareholders or otherwise.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any such action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


Item 29  Principal Underwriter

         (a) Equity Services, Inc. (ESI) is the principal underwriter for National Variable Annuity Account II and National Variable Life Insurance Account.

         (b) The following information is furnished with respect to the officers and directors of ESI:


Name and Principal               Positions and Offices
Business Address*                with ESI
-----------------                --------
Joseph M. Rob                    Chairman & Chief Executive Officer & Director
Nancy K. Port                    President & Chief Operating Officer
John M. Grab, Jr.                Senior Vice President & Chief Financial Officer
Stephen A. Englese               Vice President - Financial Products
Marvin Aber                      Vice President
Budd A. Shedaker                 Assistant Vice President - Communications
Greg D. Teese                    Vice President - Compliance
D. Russell Morgan                Counsel
Brian K. Martin                  Treasurer
Lisa A. Pettrey                  Secretary
Jean K. Landolt                  Assistant Secretary
Thomas H. MacLeay                Director
Rodney A. Buck                   Director



*Unless otherwise indicated, principal business address is One National Life Drive, Montpelier, Vermont 05604.


Item 30. Location of Accounts and Records

         All accounts and records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules thereunder are maintained by National Life Insurance Company at One National Life Drive, Montpelier, Vermont 05604.


Item 31. Management Services

         All management contracts are discussed in Part A or Part B.


Item 32  Undertakings

         (a) Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen (16) months old for so long as payments under the variable annuity contracts may be accepted;

         (b) Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information; and

         (c) Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this form promptly upon written or oral request.

         (d) Reliance on No-Action Letter Regarding Section 403(b) Retirement Plan. National Life Insurance Company and the Registrant/Variable Account rely on a no-action letter issued by the Division of Investment Management to the American Council of Life Insurance on November 28, 1988 and represent that the conditions enumerated therein have been or will be complied with.

         (e) National Life Insurance Company hereby represents that the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by National Life Insurance Company.

                                   SIGNATURES



         Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, National Variable Annuity Account II, has duly caused this Pre-Effective Amendment No. 1 to be signed on its behalf, in the City of Montpelier and the State of Vermont, on the 27th day of May, 1997.




                                       NATIONAL VARIABLE ANNUITY ACCOUNT II
                                                    (Registrant)


Attest:  /s/ Lisa A. Pettrey          By: /s/ Thomas H. MacLeay
       ---------------------------       ---------------------------------
         Assistant Secretary              Thomas H. MacLeay, President &
                                          Chief Operating Officer
                                          National Life Insurance Company




                                       By: NATIONAL LIFE INSURANCE COMPANY
                                                   (Depositor)


Attest:  /s/ Lisa A. Pettrey           By: /s/ Thomas H. MacLeay
       ---------------------------        --------------------------------
                                          Thomas H. MacLeay
         Assistant Secretary              President & Chief
                                          Operating  Officer



                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on the date(s) set forth below.



Signature                                Title                     Date
---------                                -----                     ----
/s/ Patrick E. Welch            Chairman of the Board and          May 27, 1997
-----------------------------   and Chief Executive Officer,
Patrick E. Welch                and Director

/s/ Thomas H. MacLeay           President & Chief Operating        May 27, 97
-----------------------------   Officer, and Director
Thomas H. MacLeay




/s/ John L. LaGue, Jr.          Vice President & Controller        May 27, 97
-----------------------------   (Chief Accounting Officer)
John L. LaGue, Jr.





/s/ Robert E. Boardman*         Director                           ____________
-----------------------------
Robert E. Boardman




/s/ David R. Coates*            Director                           ____________
-----------------------------
David R. Coates



/s/ Benjamin F. Edwards III*    Director                           ____________
-----------------------------
Benjamin F. Edwards III




/s/ Charles H. Erhart, Jr.*     Director                           ____________
-----------------------------
Charles H. Erhart, Jr.




/s/ Earle H. Harbison, Jr.*     Director                           ____________
-----------------------------
Earle H. Harbison, Jr.




/s/ Roger B. Porter*            Director                           ____________
-----------------------------
Roger B. Porter




/s/ E. Miles Prentice, III*     Director                           ____________
-----------------------------
E. Miles Prentice, III




/s/ Thomas P. Salmon*           Director                           ____________
-----------------------------
Thomas P. Salmon




/s/ A. Gary Shilling*           Director                           ____________
-----------------------------
A. Gary Shilling



-----------------------------   Director                           ____________
Thomas R. Williams

/s/ Patricia K. Woolf*           Director                           ____________
-----------------------------
Patricia K. Woolf




*By  /s/ Thomas H. MacLeay                                Date: May 27, 1997
    ----------------------
    Thomas H. MacLeay
    Pursuant to Power of Attorney